     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 17, 1996

                                                       REGISTRATION NO. 333-
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                               INTELLIDATA, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
        DELAWARE                     7320                    04-3315053

     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL           IDENTIFICATION NUMBER)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)
                               C/O ROPES & GRAY

                            ONE INTERNATIONAL PLACE
                          BOSTON, MASSACHUSETTS 02110
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                                PETER H. DODSON
                               C/O ROPES & GRAY
                            ONE INTERNATIONAL PLACE
                          BOSTON, MASSACHUSETTS 02110
                                (617) 951-7000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ----------------

                                  COPIES TO:
     PETER H. DODSON           CHARLES W. ROBINS          DANIEL J. ZUBKOFF
      ROPES & GRAY             HUTCHINS, WHEELER       CAHILL GORDON & REINDEL
 ONE INTERNATIONAL PLACE         & DITTMAR, A              80 PINE STREET
  BOSTON, MASSACHUSETTS    PROFESSIONAL CORPORATION   NEW YORK, NEW YORK 10005
          02110               101 FEDERAL STREET           (212) 701-3000
     (617) 951-7000          BOSTON, MASSACHUSETTS
                                     02110
                                (617) 951-6600
 APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC: AS SOON
    AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.


  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
                                                              ___________

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
                                     ___________
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


                               ----------------

                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                                       PROPOSED
                                         PROPOSED      MAXIMUM
 TITLE OF EACH CLASS OF     AMOUNT       MAXIMUM      AGGREGATE    AMOUNT OF
    SECURITIES TO BE        TO BE     OFFERING PRICE   OFFERING   REGISTRATION
       REGISTERED        REGISTERED*    PER UNIT*       PRICE*        FEE
- ------------------------------------------------------------------------------
Senior Subordinated
 Notes.................  $300,000,000      100%      $300,000,000   $103,449

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

* Estimated solely for the purpose of computing the registration fee.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL IT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET

      ITEM NUMBER AND CAPTION                 LOCATION IN PROSPECTUS
      -----------------------                 ----------------------
 1.Forepart of the Registration
     Statement and Outside Front
     Cover Page of Prospectus...... Outside Front Cover Page; Cross Reference
                                     Sheet; Inside Front Cover Page
 2.Inside Front and Outside Back
     Cover Page of Prospectus...... Inside Front Cover Page; Outside Back Cover
                                     Page
 3.Summary Information, Risk
     Factors and Ratio of Earnings
     to Fixed Charges.............. Prospectus Summary; Risk Factors; Selected
                                     Historical Combined Financial Data
 4.Use of Proceeds................. Use of Proceeds
 5.Determination of Offering
     Price......................... Underwriting
 6.Dilution........................ Not applicable
 7.Selling Security Holders........ Not applicable
 8.Plan of Distribution............ Underwriting
 9.Description of Securities to be
     Registered.................... Description of Notes
10.Interests of Named Experts and
     Counsel....................... Not applicable
11.Information with Respect to the
     Registrant.................... IntelliData, Inc.; The Recapitalization,
                                     Financing and Related Transactions; Use of
                                     Proceeds; Unaudited Pro Forma
                                     Capitalization; Unaudited Pro Forma
                                     Financial Data; Selected Historical
                                     Combined Financial Data; Management's
                                     Discussion and Analysis of Financial
                                     Condition and Results of Operations;
                                     Business; Management; Ownership of Capital
                                     Stock; Certain Relationships and Related
                                     Transactions; Financial Statements.
12.Disclosure of Commission
     Position on Indemnification
     for Securities Act
     Liabilities................... Not applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION BECOMES          +
+EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE       +
+SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE          +
+SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED JUNE 17, 1996

PROSPECTUS

$300,000,000

INTELLIDATA, INC.
to be merged into
INFORMATION SYSTEMS AND SERVICES, INC.
   % SENIOR SUBORDINATED NOTES DUE 2006

IntelliData, Inc. ("IntelliData"), which will merge into Information Systems and Services, Inc. ("IS&S"), the information systems and services business of TRW Inc., is offering (the "Offering") $300,000,000 aggregate principal amount
of    % Senior Subordinated Notes due 2006 (the "Notes"). As a result of the merger, IS&S will become liable for the Notes and is expected to change its name to IntelliData, Inc. The net proceeds from the Offering, together with the borrowings under the Credit Facilities (as defined herein) and the Equity Investment (as defined herein), will be used to finance the recapitalization (the "Recapitalization") of IS&S and certain related transactions. The Offering is contingent upon, among other things, consummation of the Recapitalization. See "The Recapitalization, Financing and Related Transactions."
Interest on the Notes is payable semi-annually on    and     of each year,
commencing on    , 199 , at the rate of   % per annum. The Notes will mature on
   , 2006. Except as described below, IntelliData may not redeem the Notes
prior to    , 2001. On or after such date, IntelliData may redeem the Notes, in whole or in part, at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the date of redemption. In addition, at
any time and from time to time on or prior to    , 1999, IntelliData may,
subject to certain requirements, redeem up to 40% of the original aggregate principal amount of the Notes, with the net cash proceeds of one or more Equity
Offerings (as defined herein) at a price equal to    % of the principal amount
of the Notes to be redeemed, plus accrued and unpaid interest, if any, to the date of redemption, provided that at least $ million of the original aggregate principal amount of the Notes remains outstanding after each such redemption. The Notes will not be subject to any sinking fund requirement. Upon the occurrence of a Change of Control Triggering Event (as defined herein), IntelliData will be required to make an offer to repurchase the Notes at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase. See "Description of Notes."


The Notes will be unsecured obligations of IntelliData and will be subordinated to all existing and future Senior Indebtedness (as defined herein), will rank pari passu with any future Senior Subordinated Indebtedness (as defined herein) and will rank senior to all future subordinated indebtedness of IntelliData. The Notes will be effectively subordinated to all existing and future secured indebtedness of IntelliData to the extent of the value of the assets securing such indebtedness. At March 31, 1996, on a pro forma basis after giving effect to the issuance of the Notes and the consummation of the Transactions (as defined herein), the aggregate amount of Senior Indebtedness (including the Credit Facilities) would have been approximately $511.7 million (all of which would have been secured indebtedness) and unused commitments of up to $65.0 million would have been available under the Credit Facilities. The indenture (the "Indenture") pursuant to which the Notes are to be issued permits IntelliData and its subsidiaries to incur additional indebtedness. See "Description of Notes."

                     ------------------------------------

SEE "RISK FACTORS" COMMENCING ON PAGE 15 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN RISKS ASSOCIATED WITH AN INVESTMENT IN THE NOTES.

                     ------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                     ------------------------------------

- --------------------------------------------------------------------------------

                           PRICE TO                 UNDERWRITING             PROCEEDS TO
                           PUBLIC(/1/)              DISCOUNT(/2/)            INTELLIDATA(/3/)
- ---------------------------------------------------------------------------------------------
  PER SENIOR SUBORDINATED
   NOTE                           %                        %                         %
  TOTAL                    $                        $                        $

(1) Plus accrued interest, if any, from    , 1996.
(2) IntelliData and IntelliData Holding Corporation have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by IntelliData estimated at $   .

                     ------------------------------------

The Notes are offered by Chase Securities Inc. and BT Securities Corporation (the "Underwriters"), subject to prior sale, when, as and if issued to and accepted by the Underwriters, and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that the delivery of the Notes will be made in book-entry form through the facilities of The Depository
Trust Company on or about    , 1996 against payment therefor in immediately
available funds.

CHASE SECURITIES INC.                                  BT SECURITIES CORPORATION

      , 1996

                             AVAILABLE INFORMATION

  IntelliData has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Notes offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. Statements made in this Prospectus as to the provisions of any contract, agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and reference is made to the exhibit for a more complete description of the matter involved, and each such statement is qualified in all respects by such reference.

  Pursuant to the Indenture, IntelliData will to the extent permitted under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and whether or not it is subject to Section 13(a) or 15(d) of the Exchange Act, file with the Commission, and provide the trustee for the Notes and the holders of the Notes with copies of, annual and quarterly reports and other information, documents and reports which are required to be filed by a person subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act as if it were subject to such reporting requirements. If filing such documents is not permitted under the Exchange Act, IntelliData will supply copies of such documents to the trustee and to holders and prospective holders of the Notes at IntelliData's cost.

  The Registration Statement, including the exhibits and schedules thereto, and information filed by IntelliData with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.



                           -------------------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, and the related notes thereto, included elsewhere in this Prospectus. As used in this Prospectus, unless the context otherwise requires, the "Company," for periods prior to the Recapitalization (as described herein) refers to the combined operations of TRW Information Services, IS&S International, Inc., TRW REDI Property Data ("TRW REDI"), IS&S Staff, TRW Business Credit Services, Hotel Management Inc. and Information Systems and Services, Inc. (collectively, "TRW IS&S"), which are business groups, divisions, majority-owned general partnerships, or wholly owned subsidiaries of TRW Inc. ("TRW"), and for periods after the Recapitalization refers to IS&S (which is expected to be renamed IntelliData, Inc.) and its subsidiaries, after giving effect to the Transactions (as defined herein). TRW will not have any obligations with respect to the Notes or the sale thereof. See "The Recapitalization, Financing and Related Transactions." The Company will have certain rights to use the TRW name for a limited period of time following the Recapitalization. See "Certain Relationships and Related Transactions."

                                  THE COMPANY

OVERVIEW

  The Company is a leading provider of credit, marketing and real estate information on individuals, businesses and properties in the United States. The Company's products and services play a key role in financial risk management as well as customer identification, acquisition and retention for businesses in a wide range of industries including financial services, retail, real estate, telecommunications and utilities. For the latest twelve-month period ended March 31, 1996, the Company generated sales of $550.2 million and pro forma EBITDA (as defined) of $176.7 million. Increased demand for the Company's core products and expanded applications for reliable credit and marketing information have contributed to the Company's growth and profitability.

  Over the last 25 years, the Company has developed expertise in collecting, screening and organizing volumes of data into its five proprietary databases (the "Databases"). The Databases--consumer credit, business credit, consumer demographic, business marketing and real estate--contain information on over 190 million people, 93% of households and 12 million businesses in the United States. The Company updates the Databases with an average of over 40 million pieces of information daily from credit grantors, public records and proprietary sources. Management believes that the Databases represent the broadest and most current collection of such information in the United States. The Company utilizes the Databases to create a variety of products and services designed to address the information needs of its customers and continually
seeks to improve the quality and breadth of its product offerings. In [   ]
1996, the Company will implement a new relational database system ("File One") for its consumer credit database which the Company believes (among other benefits) will enhance and expedite product development in a cost-effective manner.

  The Company sells three major categories of information products and services: credit, marketing and real estate. The Company's over 500-person direct sales force emphasizes a consultative selling approach for the Company's larger customers, substantially all of whom have had relationships with the Company for more than a decade. In addition, the Company services smaller customers through telemarketing facilities and through resellers, brokers and credit bureaus.

Credit Information

  Credit products and services are critical to issuers of credit because they identify credit extension risks and provide a cost-effective method of monitoring outstanding credit portfolios. Customers use the Company's credit products and services in a variety of applications including the issuance and monitoring of credit cards, mortgages, small business loans and trade credit. These products and services include credit profile reports, credit scoring services, customized account management, on-line support for instant credit decisions, accounts receivable evaluations and fraud detection. The

Company believes that it is one of the two largest providers of consumer credit information and the second largest provider of business credit information in the United States. Marketdata Enterprises estimates that the consumer credit reporting industry has grown from approximately $1.37 billion in revenues in 1992 to approximately $1.63 billion in revenues in 1995, a compound annual growth rate of 5.9%. Management believes that the portion of the market in which the Company competes was approximately $875 million in revenues in 1995. Furthermore, Marketdata Enterprises estimates the business credit reporting industry has grown from approximately $920 million in revenues in 1992 to approximately $1 billion in revenues in 1995, a compound annual growth rate of 2.8%. Management believes that the portion of the market in which the Company competes was approximately $600 million in revenues in 1995.

Marketing Information

  Marketing products and services enable businesses to identify, retain and cross-sell both new and existing customers in a targeted, cost-effective manner. The Company uses selected credit and demographic data to develop and sell prescreened lists of individuals and businesses to whom financial institutions and retailers extend pre-approved offers of credit. Additionally, the Company uses its demographic and real estate data, enhanced by the non-restricted information (primarily name, address, telephone number and social security number) in its credit databases, to develop and sell targeted marketing products and services to financial institutions, consumer products companies, retailers, telecommunications companies and other consumer and business-to-business marketers. Targeted marketing products and services include the development of lists of potential customers, value-added enhancements to customer lists, the creation of marketing databases and other analytical tools. The Company believes it is the largest provider of prescreen services in North America, an industry which the Company believes had revenues of approximately $200 million in 1995, and which has grown at a compound annual growth rate of 39% since 1992. According to a 1995 study commissioned by the Direct Marketing Association, total direct mail related expenditures were estimated to be approximately $31 billion in 1995, up from approximately $23 billion in 1990, a compound annual growth rate of 5.9%. Management believes that the portion of the market in which the Company competes was approximately $5 billion in 1995.

Real Estate Information

  Real estate products and services provide appraisers, realtors, lenders, government agencies and title companies with property, title and tax information necessary for the property transfer and financing process. The Company has detailed property data for 349 counties nationwide, and property title and tax data for 80 counties in eight western states, representing approximately 55% and 17%, respectively, of the U.S. population. The Company is the national leader in both property data and title information services. Management believes that the Company's 1995 sales of real estate products and services were twice as large as the sales of its nearest competitors.

  The following table summarizes key characteristics of the Company's three categories of products and services:

                         CREDIT INFORMATION             MARKETING INFORMATION     REAL ESTATE INFORMATION
                         ------------------             ---------------------     -----------------------
1995 COMPANY SALES...... $315 million                   $134 million              $92 million

REPRESENTATIVE
 PRODUCTS............... Credit Profile Reports         Prescreen Services        Property Characteristics
                         Credit Scoring Services        Targeted Lists            Tax/Title Data
                         Customized Account             List Enhancement          Sales Activity Reports
                          Management                    Marketing Databases       Appraisal Models
                         On-Line Instant Credit Support Analytical Tools
                         Accounts Receivable
                          Evaluations
                         Fraud Detection
PRIMARY USERS........... Commercial Banks               Credit Card Issuers       Mortgage Lenders
                         Retailers                      Financial Service         Title Companies
                         Consumer Finance Companies      Companies                Appraisers
                         Business Credit Issuers        List Brokers              Realtors
                         Telecom Providers              Direct Marketers          Government Agencies
                         Utilities                      Retailers
GROWTH FACTORS.......... New Credit Issuance            Credit Solicitations      Property Sales Activity
                         Portfolio Monitoring           Target Marketing Trends   Lending Process
                         New Products/Applications      New Products/Applications  Automation

OPERATING STRENGTHS

  The Company believes its operating strengths include its (i) unique collection of proprietary Databases; (ii) extensive database expertise; (iii) leading market positions; (iv) large base of established customers and comprehensive network of sales channels; (v) reputation for integrity, quality and reliability; and (vi) experienced management team and employees. The Company believes that it can leverage its strengths to capitalize on continuing growth in fundamental demand for credit and marketing information.

OPERATING STRATEGY

  The Company has developed a customer-focused operating strategy to capitalize on its strengths, the growing demand and expanding applications for its products and economies of scale in the information services industry. The key elements of this strategy include continuing to (i) maintain, expand and enhance the Databases; (ii) develop new products and enter growing end-use markets; (iii) exploit new delivery systems for its products, including client-server networks, CD ROM and the Internet; (iv) improve operating efficiencies; and (v) pursue strategic acquisitions and alliances.

            THE RECAPITALIZATION, FINANCING AND RELATED TRANSACTIONS

  The Offering is part of the Recapitalization which is being effected pursuant to the Recapitalization Agreement dated as of February 9, 1996 among TRW, certain TRW subsidiaries and a Delaware corporation owned by the Investors described below ("IntelliData Holding Corporation"). TRW owns all of the outstanding stock of IS&S Holdings, Inc. ("Holdings"), and Holdings owns all of the outstanding stock of IS&S. IS&S will own substantially all of the assets of TRW IS&S and will issue a demand promissory note to TRW in the face amount of approximately $755.0 million (the "TRW Note"). The other principal components of the Recapitalization, which will be consummated concurrently with the Offering, include the following:

  . Bain Capital, Inc. and its affiliates (collectively "Bain"), Thomas H. Lee Company and its affiliates (collectively, "THL") and certain other investors (Bain, THL and such other investors are collectively referred to as the "Investors") will invest $255.0 million (the "Equity Investment") in IntelliData Holding Corporation. IntelliData Holding Corporation owns all of the outstanding capital stock of IntelliData. Bain and THL are two of the most active private equity investors in the United States.

  . IntelliData Holding Corporation will merge into Holdings, and IntelliData will merge into IS&S (the "IS&S Merger") with IS&S becoming liable for the Notes. After the IS&S Merger, IS&S is expected to change its name to IntelliData, Inc.

  . The proceeds of the Offering, together with estimated initial borrowings by the Company of $510.0 million under the Credit Facilities and the proceeds from the Equity Investment, will be used to (i) repay the TRW Note; (ii) pay TRW $255.0 million in connection with the redemption of certain stock of TRW in Holdings; and (iii) pay an estimated $55.0 million of fees and expenses relating to the Recapitalization, the Offering, the Credit Facilities, the Equity Investment and the other transactions contemplated by the Recapitalization Agreement (collectively, the "Transactions").

  Upon completion of the Recapitalization, Holdings will own all of the
outstanding capital stock of the Company. Bain will own approximately    % of
the voting power of Holdings, THL will own approximately    % of the voting
power of Holdings, TRW will retain securities entitled to approximately 19.6% of the voting power of Holdings and certain other investors will own
approximately    % of the voting power of Holdings. See "Risk Factors--
Controlling Stockholders," "Ownership of Capital Stock" and "Certain Relationships and Related Transactions."

  The Company will have certain rights to use the TRW name for a limited time following the Recapitalization. See "Risk Factors--Effects of the Recapitalization" and "Certain Relationships and Related Transactions."

                                THE TRANSACTIONS

  The following table sets forth the pro forma sources and uses of funds for the Transactions as of March 31, 1996.(/1/)

                                                                 AMOUNTS
                                                          ---------------------
                                                          (DOLLARS IN MILLIONS)
                                     SOURCES
   Credit Facilities:
    Revolving Facility (2)...............................       $   10.0
    Tranche A Term Loan..................................          300.0
    Tranche B Term Loan..................................          100.0
    Tranche C Term Loan..................................          100.0
   Senior Subordinated Notes.............................          300.0
   Equity Investment.....................................          255.0
                                                                --------
     Total Sources.......................................       $1,065.0
                                                                ========
                                       USES
   Distribution to existing shareholder (3)..............       $1,010.0
   Fees and expenses related to the Transactions (4).....           55.0
                                                                --------
     Total Uses..........................................       $1,065.0
                                                                ========

- ------------
(1) The direct continuing equity interests of TRW in Holdings are excluded from the table above, and consist of $47.2 million liquidation preference of Voting Preferred Stock of Holdings ("Voting Preferred"), $27.8 million liquidation preference of Non-voting Preferred Stock of Holdings ("Non-voting Preferred," and together with the Voting Preferred, the "Preferred Stock") and $15.0 million of Common Stock of Holdings, representing in the aggregate 19.6% of the voting power of Holdings subsequent to the Recapitalization. See "The Recapitalization, Financing and the Related Transactions" and "Ownership of Capital Stock."

(2) Represents the drawn portion under the $75.0 million Revolving Facility.

(3) Consists of the repayment of the TRW Note of approximately $755.0 million and the redemption of certain stock of TRW in Holdings for aggregate consideration of $255.0 million. The face amount of the TRW Note is subject to adjustment based upon working capital of the business at the date of consummation of the Transactions (the "Closing Date").

(4) The estimated fees and expenses consist of underwriting fees, bank fees, financial advisory fees and legal, accounting and other professional fees. Certain affiliates of the Investors will receive compensation for their services in connection with the Transactions. See "Certain Relationships and Related Transactions."

                                  THE OFFERING

Issuer....................  IntelliData, Inc. will issue the Notes and will merge into IS&S in connection with the
                            Recapitalization, with IS&S becoming liable for the Notes. After the merger, IS&S is expected to change its name to IntelliData, Inc.

Securities Offered........  $300,000,000 aggregate principal amount of  %
                            Senior Subordinated Notes due 2006.

Maturity..................  The Notes will mature on       , 2006.

Interest Payment Dates....  Interest on the Notes is payable on    and     ,
                            commencing       , 199 .

Sinking Fund..............  None.

Optional Redemption.......  The Notes are redeemable, in whole or in part, at
                            the option of the Company on or after    , 2001, at
                            the redemption prices set forth herein plus accrued and unpaid interest, if any, to the date of
                            redemption. In addition, prior to     , 1999, the
                            Company, at its option, may redeem up to 40% of the aggregate principal amount of the Notes originally issued in the Offering with the net cash proceeds of one or more Equity Offerings, at a redemption
                            price equal to     % of the principal amount
                            thereof plus accrued and unpaid interest, if any, to the date of redemption; provided that at least
                            $   million of the original principal amount of
                            Notes remains outstanding after any such redemption.

Change of Control.........  Upon a Change of Control Triggering Event, the
                            Company will be required to make an offer to repurchase the Notes at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase.

Ranking...................  The Notes will be general unsecured obligations of the Company and will be subordinated in right of payment to all existing and future Senior Indebtedness of the Company. The Notes will rank pari passu with any future Senior Subordinated Indebtedness of the Company and will rank senior to all future subordinated indebtedness of the Company. As of March 31, 1996, on a pro forma basis after giving effect to the Transactions, the Company would have had approximately $511.7 million of Senior Indebtedness.

Restrictive Covenants.....  The Indenture will contain certain covenants that limit the ability of the Company and certain of its subsidiaries to, among other things, incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, incur indebtedness that is subordinate in right of payment to any Senior Indebtedness and senior in right of payment to the Notes, incur liens, impose restrictions on the ability of a subsidiary to pay dividends or make certain payments to the Company and its subsidiaries, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company.


Future Guarantees.........  The Indenture will provide that any subsidiary of the Company which guarantees the Company's indebtedness under the Credit Facilities will guarantee the Notes, on an unsecured senior subordinated basis.

Use of Proceeds...........  The Company intends to use the proceeds from the
                            Offering, together with estimated initial borrowings of approximately $510.0 million under the Credit Facilities and the proceeds of the Equity Investment as follows: (i) approximately $755.0 million will be applied to repay the TRW Note; (ii) approximately $255.0 will be paid to TRW in connection with the redemption of certain stock of TRW in Holdings; and (iii) an estimated $55.0 million will be applied to pay fees and expenses relating to the Transactions. See "Use of Proceeds" and "The Recapitalization, Financing and Related Transactions."

For additional information regarding the Notes, see "Description of Notes."

                                  RISK FACTORS

  Prospective investors should carefully consider all the information set forth in this Prospectus and, in particular, should evaluate the specific factors set forth under "Risk Factors" for risks involved with an investment in the Notes. See "Risk Factors."

                   SUMMARY HISTORICAL COMBINED FINANCIAL DATA

  The following selected summary historical combined financial data for the three years in the period ended December 31, 1995 have been derived from the audited combined financial statements of the Company, which have been audited by Ernst & Young LLP, Independent Auditors. The summary historical combined financial data set forth below for each of the two years in the period ended December 31, 1992 have been derived from the Company's unaudited combined financial statements, not included herein, and include all adjustments which management considers necessary for a fair presentation of the results of the Company for such periods. The summary historical combined unaudited financial data set forth below for the three month periods ended March 31, 1995 and 1996 have been derived from, and are qualified by reference to, the Company's unaudited condensed combined financial statements and the notes thereto included elsewhere in this Prospectus and include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the results of the Company for such periods. Results for the interim periods are not necessarily indicative of the results for the full year. The summary combined financial data should be read in conjunction with, and are qualified by reference to, the audited combined financial statements and the unaudited condensed combined financial statements of the Company and the notes thereto appearing elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." See "Selected Historical Combined Financial Data."

                                                                  THREE MONTHS
                                                                      ENDED
                               YEAR ENDED DECEMBER 31,              MARCH 31,
                          --------------------------------------  --------------
                           1991    1992    1993    1994    1995    1995    1996
                          ------  ------  ------  ------  ------  ------  ------
                                             (DOLLARS IN MILLIONS)
STATEMENT OF OPERATIONS
 DATA:
Sales...................  $427.2  $456.5  $486.4  $512.3  $540.2  $133.8  $143.8
Cost of sales...........   233.8   248.3   259.3   261.1   274.0    69.5    74.2
                          ------  ------  ------  ------  ------  ------  ------
Gross profit............   193.4   208.2   227.1   251.2   266.2    64.3    69.6
Administrative and sell-
 ing expenses...........   145.7   141.1   140.7   147.3   151.1    38.1    38.1
Research and development
 expenses...............    11.3    11.9    11.8    14.8    24.9     2.4     8.3
Restructuring (income)
 expense (1)............    46.9   (18.4)    3.6    12.7    (3.3)    --      --
TRW corporate general
 and administrative
 expenses (2)...........     4.2     4.2     4.3     4.4     4.9     1.2     1.2
                          ------  ------  ------  ------  ------  ------  ------
Income (loss) from oper-
 ations.................   (14.7)   69.4    66.7    72.0    88.6    22.6    22.0
Interest expense........     0.3     0.3     0.2     0.2     0.7     0.1     0.3
Minority interest.......    (2.9)    2.5     4.3    (2.6)    2.0     0.2     0.4
Other (income) expense,
 net (3)................     1.1     0.6    10.6   (18.7)   (0.4)    0.2     0.7
                          ------  ------  ------  ------  ------  ------  ------
Income (loss) before in-
 come taxes.............   (13.2)   66.0    51.6    93.1    86.3    22.1    20.6
Provision for (benefit
 from) income taxes.....    (1.0)   23.1    21.8    36.8    34.5     8.9     8.2
Cumulative effect of
 changes in accounting
 (4)....................     --      3.5     1.8     --      --      --      --
                          ------  ------  ------  ------  ------  ------  ------
Net income (loss).......  $(12.2) $ 39.4  $ 28.0  $ 56.3  $ 51.8  $ 13.2  $ 12.4
                          ======  ======  ======  ======  ======  ======  ======
OTHER FINANCIAL DATA:
EBITDA (5)..............    81.1   163.9   142.2   176.4   166.4    41.9    41.2
Adjusted EBITDA (6) ....   107.5   131.4   145.9   159.7   167.6    43.0    41.9
Depreciation and amorti-
 zation.................    94.0    97.6    90.4    83.1    79.4    19.7    20.3
Cash flows from operat-
 ing activities (7).....      NA   159.3   141.9   119.9   137.9    14.2     9.8
Capital expenditures....    20.0    12.2    20.2    13.4    17.0     1.8     3.3
Expenditures for intan-
 gibles (8).............    82.5    55.9    48.2    61.5    64.5    13.7    15.5
Ratio of earnings to
 fixed charges (9)(10)..     --      6.1x    4.9x    7.4x    6.0x    6.9x    5.2x

- --------
 (1) In 1991, the Company recorded restructuring charges totalling approximately $47 million consisting of approximately: (i) $30 million pursuant to workforce reductions and the consolidation of facilities; (ii) $11 million in connection with the planned closing of one of its businesses; and (iii) $6 million for severance costs, facility relocations and personnel consolidations in connection with TRW REDI. In 1992, the approximately $11 million reserve for the planned closure of one of its businesses and approximately $7 million of additional unutilized reserves recorded in 1991 were reversed. In 1993 and 1994, the Company recorded restructuring charges totaling $3.6 million and $3.9 million, respectively, principally relating to costs incurred for the relocation of the Company's data center from Orange, California to Allen, Texas. In 1994, the Company recorded an additional restructuring charge of $8.8 million to cover the costs of closing, downsizing, and relocating facilities and restructuring of TRW REDI. In 1995, the Company reduced excess restructuring reserves by $3.3 million, none of which was recorded in the first quarter.

 (2) TRW corporate incurs certain general and administrative expenses including treasury and tax management, benefits administration, shareholder services and general corporate governance on behalf of all of its operating units which are allocated based upon each operating unit's cost of operations.

 (3) In 1993, the Company recorded other expense totaling $10.6 million, of which $10.5 million related to the write-off of an intercompany note receivable from TRW RELS, a real estate appraisal and lending support business prior to its divestiture from TRW. In 1994, the Company recorded a gain of $17.7 million on the sale of Credentials, a direct-to-consumer credit monitoring business.

 (4) In 1992, the Company recorded a $3.5 million after tax charge for the cumulative effect of adopting SFAS 109 "Accounting For Income Taxes" and SFAS 106 "Accounting for Postretirement Benefits Other than Pensions." In 1993, the Company recorded a $1.8 million after tax charge for the cumulative effect of adopting SFAS No. 112, "Employer's Accounting for Postemployment Benefits."

 (5) "EBITDA" is defined herein as income before income taxes, plus depreciation and amortization expense and interest expense. EBITDA is presented because the Company believes it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. However, EBITDA should not be considered as an alternative to net income as a measure of operating results or to cash flows as a measure of liquidity in accordance with generally accepted accounting principles.

 (6) "Adjusted EBITDA" is defined herein as EBITDA adjusted for certain items of income and expense which are not expected to be incurred by the Company subsequent to the Transactions. These items consist of: the inclusion of the TRW REDI minority interest; restructuring charges (Note 1); operating income (losses) of divested operations, net of related depreciation and amortization expenses of $18.2, $18.5, $16.8, $11.0, $(2.0) and $(0.5)
     million in 1991, 1992, 1993, 1994, 1995 and in the three months ended March 31, 1995, respectively; elimination of TRW REDI royalty payments to the Company's parent and minority partner of $0.6, $1.9, $2.1, $1.9, $1.8, $0.4 and $0.3 million in 1991, 1992, 1993, 1994, 1995 and in the three months ended March 31, 1995 and 1996, respectively; gain on sale of the Credentials business in 1994, the Smart Charts/Search Access businesses in 1995 and the write-off of an intercompany note receivable from TRW RELS (Note 3). See further explanation of these items in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

 (7) Information is not available for 1991 and is estimated for 1992.

 (8) Expenditures for intangibles consists principally of capitalized data files and software products.

 (9) For purposes of computing this ratio, earnings consist of income before income taxes and minority interest plus fixed charges. Fixed charges consist of interest expense and one-third of the rent expense from operating leases, which management believes is a reasonable approximation of an interest factor.

 (10) Earnings were insufficient to cover fixed charges by $16.1 million during the year ended December 31, 1991.

                   SUMMARY UNAUDITED PRO FORMA FINANCIAL DATA

  The following summary unaudited pro forma financial data set forth below give effect in the manner described under "Unaudited Pro Forma Financial Data" and the notes thereto to the Transactions as if they had occurred on January 1, 1995 in the case of Statement of Operations Data and Other Financial Data, and as of March 31, 1996 in the case of Balance Sheet Data. The Unaudited Pro Forma Combined Statements of Income do not purport to represent what the Company's results of operations would have been if the Transactions had occurred as of the date indicated or what such results will be for any future periods. The unaudited summary pro forma financial data should be read in conjunction with the Unaudited Pro Forma Combined Financial Statements and the notes thereto. See "Unaudited Pro Forma Financial Data," the audited combined financial statements and the unaudited condensed combined financial statements and the accompanying notes thereto included elsewhere in this Prospectus.

                                           PRO FORMA
                                         THREE MONTHS       PRO FORMA
                            PRO FORMA        ENDED        TWELVE MONTHS
                            YEAR ENDED     MARCH 31,          ENDED
                           DECEMBER 31, ----------------    MARCH 31,
                             1995(1)    1995(1)  1996(1)     1996(2)
                           ------------ -------  -------  -------------
                                         (DOLLARS IN MILLIONS)
STATEMENT OF OPERATIONS
 DATA:
Sales....................     $540.7    $134.3   $143.8      $550.2
Cost of sales............      266.8      67.8     73.0       272.0
                              ------    ------   ------      ------
Gross profit.............      273.9      66.5     70.8       278.2
Administrative and sell-
 ing expenses............      152.6      38.7     38.8       152.7
Research and development
 expenses................       24.9       2.5      8.3        30.7
Restructuring (income)
 expense (3).............       (3.3)      --       --         (3.3)
                              ------    ------   ------      ------
Income from operations...       99.7      25.3     23.7        98.1
Interest expense.........       82.9      20.4     20.4        82.9
Minority interest........        --        --       --          --
Other (income) expense,
 net.....................        0.9       0.2      0.7         1.4
                              ------    ------   ------      ------
Income before income tax-
 es......................       15.9       4.7      2.6        13.8
Provision for income tax-
 es......................        6.4       1.9      1.1         5.6
                              ------    ------   ------      ------
Net income...............     $  9.5    $  2.8   $  1.5      $  8.2
                              ======    ======   ======      ======
OTHER FINANCIAL DATA:
EBITDA (4)...............      178.2      44.8     43.3       176.7
Ratio of EBITDA to inter-
 est expense.............        2.1x      2.2x     2.1x        2.1x
Ratio of EBITDA to cash
 interest expense (5)....        2.3x      2.4x     2.3x        2.3x
Depreciation and amorti-
 zation..................       79.4      19.7     20.3        80.0
Capital expenditures.....       17.0       1.8      3.3        18.5
Expenditures for intangi-
 bles (6)................       64.5      13.7     15.5        66.3
Ratio of earnings to
 fixed charges (7).......        1.2x      1.2x     1.1x        1.1x

                                                                       PRO FORMA
                                                                       MARCH 31,
                                                                         1996
                                                                       ---------
BALANCE SHEET DATA:
Working capital.......................................................  $  22.4
Total assets..........................................................    735.3
Long-term debt........................................................    811.7
Stockholders' equity (deficit)........................................   (156.0)

- --------
 (1) See "Unaudited Pro Forma Financial Data."

 (2) Information for pro forma twelve months ended March 31, 1996 represents the summation of the pro forma year ended December 31, 1995 and pro forma three months ended March 31, 1996 information, less the pro forma three months ended March 31, 1995 information.

 (3) In 1995, the Company reduced excess restructuring reserves recorded in prior years by $3.3 million, none of which was recorded in the first quarter.

 (4) "EBITDA" is defined herein as income before income taxes, plus depreciation and amortization expense and interest expense. EBITDA is presented because the Company believes it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. However, EBITDA should not be considered as an alternative to net income as a measure of operating results or to cash flows as a measure of liquidity in accordance with generally accepted accounting principles.

 (5) For purposes of computing this ratio, interest expense excludes amortization of deferred financing fees of $7.0 million, $1.7 million, and $1.7 million on a pro forma basis for the year ended December 31, 1995 and the three months ended March 31, 1995 and 1996, respectively.

 (6) Expenditures for intangibles consists principally of capitalized data files and software products.

 (7) For purposes of computing this ratio, earnings consist of income before income taxes and minority interest plus fixed charges. Fixed charges consist of interest expense, amortization of deferred financing fees and one-third of the rent expense from operating leases, which management believes is a reasonable approximation of an interest factor.

                                 RISK FACTORS

  Prospective investors should carefully consider the following factors in addition to other information included in this Prospectus before purchasing any of the Notes.

SUBSTANTIAL LEVERAGE AND DEBT SERVICE OBLIGATIONS

  In connection with the Transactions, the Company will incur a significant amount of indebtedness. As of March 31, 1996, on a pro forma basis after giving effect to the Transactions as if they had occurred on such date, the Company would have had outstanding indebtedness of $811.7 million (excluding unused commitments) and its stockholders' deficit would have been approximately $156.0 million. See "Capitalization" and "Unaudited Pro Forma Financial Data." The Indenture will permit the Company to incur or guarantee additional indebtedness, including indebtedness under the Credit Facilities, subject to certain limitations. The Company will have additional borrowing capacity on a revolving credit basis under the Credit Facilities upon consummation of the Transactions. See "Description of Credit Facilities."

  The Company's high degree of leverage could have important consequences to the holders of the Notes, including but not limited to the following: (i) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for other purposes; (ii) the Company's ability to obtain additional financing for working capital, capital expenditures, general corporate purposes or other purposes may be impaired in the future; and (iii) the Company's flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited, and the Company may be more vulnerable to a downturn in general economic conditions or its business. See "Description of Credit Facilities" and "Description of Notes."

  The Company's ability to make scheduled payments or to refinance its obligations with respect to its indebtedness will depend on its financial and operating performance, which, in turn, is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond its control, including operating difficulties, increased operating costs, the response of competitors, regulatory developments and delays in implementing strategic projects. The Company's ability to meet its debt service and other obligations will depend in part on the extent to which the Company can successfully implement its operating strategy. There can be no assurance that the Company will be able to fully implement its strategy or that the anticipated results of its strategy will be realized. See "Business-- Operating Strategy."

  If the Company's cash flow and capital resources are insufficient to fund its debt service obligations, the Company may be forced to reduce or delay capital expenditures, sell assets, seek to obtain additional equity capital or to restructure its debt. There can be no assurance that the Company's cash flow and capital resources will be sufficient for payment of interest on and principal of its indebtedness in the future, or that any such alternative measures would be successful or would permit the Company to meet its scheduled debt service obligations. In the absence of such operating results and resources, the Company could face substantial liquidity problems and might be required to dispose of material assets or operations to meet its debt service and other obligations, and there can be no assurance as to the timing of such sales or the proceeds which the Company could realize therefrom.

RESTRICTIVE FINANCING COVENANTS

  The Credit Facilities will contain a number of significant covenants that, among other things, will restrict the ability of the Company to dispose of assets, incur additional indebtedness, incur guarantee obligations, repay debt including the Notes, amend the terms of debt including the Indenture, pay dividends, create liens on assets, make investments or loans, make acquisitions, engage in mergers or consolidations, make capital expenditures or engage in certain transactions with affiliates and change its business and will otherwise restrict corporate activities. In addition, under the Credit Facilities, the Company will be required to comply with specified financial ratios and tests, including a maximum leverage ratio, an interest coverage ratio, a fixed charge coverage ratio and an EBITDA covenant. See "Description of Credit Facilities." The Indenture will also contain certain restrictive covenants. See "Description of Notes."

  The Company's ability to comply with the covenants and restrictions contained in the Credit Facilities and the Indenture may be affected by events beyond its control, including prevailing economic, financial and industry conditions. The breach of any such covenants or restrictions could result in a default under the Credit Facilities or the Indenture which would permit the lenders under the Credit Facilities or the holders of the Notes, as the case may be, to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest, and the commitments of the lenders under the Credit Facilities to make further extensions of credit under the Credit Facilities could be terminated. If the Company were unable to repay its indebtedness under the Credit Facilities, such lenders could proceed against the collateral securing such indebtedness. See "Description of Credit Facilities" and "Description of Notes."

UNSECURED STATUS OF THE NOTES

  The Indenture will permit the Company to incur certain secured indebtedness, including indebtedness under the Credit Facilities. The Credit Facilities will be secured by a lien on substantially all of the assets of the Company, including pledges of all or a portion of the capital stock of the Company's subsidiaries. The Notes are unsecured and therefore do not have the benefit of such collateral. Accordingly, if an event of default occurs under the Credit Facilities, the lenders under the Credit Facilities will have a prior right to the assets of the Company, to the exclusion of the holders of the Notes. In such event, such assets would first be used to repay in full amounts outstanding under the Credit Facilities, resulting in all or a portion of the Company's assets being unavailable to satisfy the claims of the holders of Notes and other unsecured indebtedness. See "Description of Credit Facilities" and "Description of Notes."

SUBORDINATION OF THE NOTES

  The payment of principal of and interest on, and any premium or other amounts owing in respect of, the Notes will be subordinated to the prior payment in full of all existing and future Senior Indebtedness, including all amounts owing under the Credit Facilities. As of March 31, 1996, on a pro forma basis after giving effect to the Transactions, the Company would have had outstanding Senior Indebtedness of $511.7 million (excluding unused commitments). Consequently, in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding with respect to the Company, assets of the Company (whether or not pledged as security to the holders of Senior Indebtedness) would be available to pay obligations of the Notes only after all Senior Indebtedness has been paid in full in cash or cash equivalents, and there can be no assurance that there will be sufficient assets to pay amounts due on all or any of the Notes. See "Description of Notes."

CHANGE OF CONTROL

  Upon the occurrence of a Change of Control Triggering Event (as defined in the Indenture), the Company will be required to make an offer to purchase all of the outstanding Notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase. The occurrence of certain of the events which would constitute a Change of Control Triggering Event would constitute a default under the Credit Facilities. In addition, the Credit Facilities will prohibit the purchase of the Notes by the Company in the event of a Change of Control Triggering Event, unless and until such time as the indebtedness under the Credit Facilities is repaid in full. The Company's failure to purchase the Notes in such instance would result in a default under the Indenture and the

Credit Facilities. The inability to repay the indebtedness under the Credit Facilities, if accelerated, would also constitute an event of default under the Indenture, which could have materially adverse consequences to the Company and to the holders of the Notes. In the event of a Change of Control Triggering Event, there can be no assurance that the Company would have sufficient assets to satisfy all of its obligations under the Credit Facilities and the Notes and other indebtedness required to be repurchased upon a Change of Control Triggering Event. See "Description of Notes--Change of Control" and "Description of Credit Facilities."

CONTROLLING STOCKHOLDERS

  Upon completion of the Transactions, the Company will be a wholly-owned subsidiary of Holdings. Bain will own approximately % of Holdings' voting power, THL will own approximately % of Holdings' voting power and TRW will retain securities entitled to approximately 19.6% of Holdings' voting power. After the completion of the Transactions, Bain will be entitled to designate at least two persons to the Board of Directors of Holdings and the Company, THL will be entitled to designate at least two persons to the Board of Directors of Holdings and the Company and TRW will be entitled to designate one person to the Board of Directors of Holdings and the Company. Accordingly, Bain, THL and TRW will control the board of directors and business and operations of the Company. See "Certain Relationships and Related Transactions."

DEMAND FOR CONSUMER CREDIT INFORMATION

  The Company's core product is its consumer credit profile. In general, the usage of credit profiles (and related services) is driven by consumer demand for credit (via new credit cards, automobile loans, home mortgages and refinancings and other consumer loans) and lenders' efforts to develop new, and monitor existing, credit relationships. Consumer demand for credit tends to increase during periods of economic expansion, and lenders' efforts to monitor existing credit relationships tend to increase during periods of economic contraction. Consequently, revenue from consumer credit information products is influenced by cyclical economic trends related to consumer debt.

GOVERNMENT REGULATION; PRIVACY ISSUES

  The Company's business involves the collection of consumer and business data and the distribution of such information to businesses making credit and marketing decisions. Growing concerns about individual privacy and the collection, distribution and use of information about individuals have led to substantial governmental regulation of the credit reporting industry, limited government regulation of the direct marketing industry and self-regulation by the direct marketing industry through guidelines suggested by the Direct Marketing Association.

  The credit reporting industry is regulated under the federal Fair Credit Reporting Act of 1970, as amended (the "FCRA") and by legislation in many states. The credit reporting industry and the direct marketing industry have recently been subject to increased legislative attention. Legislation has been introduced in the United States Senate and House of Representatives seeking to amend the FCRA to refine the legal treatment of certain credit reporting practices, including provisions codifying rules applicable to prescreening. In addition to the federal bills, numerous bills are pending in various state legislatures. Such bills are generally intended to regulate how personal information is used in the marketplace. The Federal Trade Commission (the "FTC") also recently implemented rules governing telemarketing. While management does not believe that any of the proposed federal or state bills, if passed as currently drafted, would have a material adverse effect on the Company, there can be no assurance that pending or additional federal or state consumer-oriented legislation will not significantly limit demand for, or increase the costs of, certain of the Company's products. See "Business-- Regulatory."

EFFECTS OF THE RECAPITALIZATION

  The Company has operated as a part of TRW for over 25 years and has consistently identified itself during that time using the names TRW and TRW Information Systems & Services. Subject to certain restrictions, the Recapitalization Agreement permits the Company to (i) use the TRW name in connection with its products and services for two years after the Closing Date and (ii) identify itself for one year after the Closing Date as having formerly been TRW Information Systems & Services. There can be no assurance that the Company will succeed in transferring the franchise value associated with the TRW Information Systems & Services name to its new corporate name, and the failure to do so could have a material adverse effect on the Company. Also, there also can be no assurance that the Company, which has never operated as a stand-alone entity, will succeed in doing so. See "The Recapitalization, Financing and Related Transactions" and "Certain Relationships and Related Transactions--Trademark Agreement."

COMPETITION

  The Company primarily competes with two national consumer credit reporting companies, Equifax, Inc. and Trans Union Corp., and one national business credit reporting company, Dun & Bradstreet Corp., which offer credit reporting products that are similar to those offered by the Company. The Company also competes with a number of companies which offer marketing information products and services, including Acxiom Corporation, Database America Information Services, Inc., Direct Marketing Technology, Inc., Donnelley Marketing, Inc., Equifax, Inc., Harte-Hanks Communications, May & Speh, Inc., Metromail Corporation, Neodata Services, Inc., R.L. Polk & Co. and Trans Union Corp. Certain of the Company's competitors are better capitalized than the Company and may have greater financial and other resources than those available to the Company. The Company believes that the principal competitive factors affecting its business are price, product quality, customer service and technological innovation.

  Unit prices for many of the Company's products, including its consumer credit profile, have declined in recent years, due in part to competitive conditions and the effect of technological change on the demand for, and cost of delivery of, many such products. To date, declines in unit prices have been more than offset by increases in unit volumes. There can be no assurance that the Company will be able to continue to sustain unit growth or that future unit price declines, if any, will be offset by increases in demand for the Company's products. See "Business--Competition."

ACQUISITIONS AND ALLIANCES

  A key element of the Company's strategy is to pursue strategic acquisitions of or alliances with companies that have products, services and technologies or industry specializations that extend or complement those of the Company. To date, the Company's management has had limited experience in making acquisitions and entering into alliances. The process of integrating acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of the time and attention of the Company's management and the Company's financial and other resources. There can be no assurance that the Company will be effective in identifying or making acquisitions or in forging alliances, that any acquired business will be effectively integrated or that any acquired business or alliance will be profitable.

RISKS ASSOCIATED WITH SYSTEMS UPGRADE

  The Company has invested and will continue to invest significant resources in software development. In [ ] 1996, the Company will implement File One which, among other things, will redesign the file structure of the Company's consumer credit database. In the three years ended December 31, 1995, the Company expended approximately $61 million in connection with the development of File One, with an additional $8.7 million being expended during the first quarter of 1996. There can be no assurance that this upgrade will adequately address clients' requirements for performance and functionality. If it does not, the Company's ability to introduce new and enhanced products and services could be adversely affected. After the implementation of File One, the Company will not continue to update the consumer credit information in its existing flat file and will only update the consumer information in File One. The Company has capitalized approximately $22.9 million of the expenditures associated with File One as of March 31, 1996. If the Company is unable to recover its investment in File One, the Company would be required to charge against earnings all or a portion of such capitalized development costs, and such charge could be material.

RISK OF DATA CENTER FAILURE

  The Company's operations are dependent upon its ability to protect its data center against damage from fire, power loss, telecommunications failure, natural disaster or a similar event. Substantially all of the Company's computer equipment and data operations are located in a single facility in Allen, Texas. While the Company maintains off-site copies of all information contained in its data bases, the Company does not have any arrangement through which it would be able to use alternative data processing sites in the event the Company experiences a natural disaster, hardware or software malfunction or other interruption of its data center. As a result, the Company could be materially adversely affected by damage or failure that causes significant interruptions in the Company's operations. The Company's property and business interruption insurance may not be adequate to compensate the Company for all such losses that may occur. If the Company's data center were unable to operate for an extended period of time, the Company could find it difficult or impossible to maintain the accuracy and completeness of the Databases. See "Business--Information Technologies."

INTELLECTUAL PROPERTY RIGHTS

  The Company's success depends in part upon its technological expertise and proprietary information and technologies. The Company relies on a combination of copyright, trade secret and contract protection to establish and protect its proprietary rights in its products and technology. The Company generally enters into confidentiality agreements with its management and technical staff and limits access to and distribution of its proprietary information. The Company also has implemented a number of procedures and controls designed to prohibit unauthorized access to the Company's computerized database. There can be no assurance that these steps will be adequate to deter misappropriation or infringement of the Company's proprietary technologies. Although the Company believes that its products and technologies do not infringe any proprietary rights of others, the growing use of copyrights and patents to protect proprietary rights has increased the risk that third parties will increasingly assert claims of infringement in the future. See "Business--Proprietary Information."

FRAUDULENT TRANSFER CONSIDERATIONS

  In connection with the Transactions, IS&S will incur substantial indebtedness, including the Credit Facilities and, through its assumption of the Notes in connection with the IS&S Merger, the Notes. If, under relevant federal and state fraudulent transfer and conveyance statutes, in a bankruptcy or reorganization case or a lawsuit by or on behalf of unpaid creditors of IntelliData or IS&S, a court were to find that, at the time the Notes were issued by IntelliData or assumed by IS&S, (a) IntelliData issued or IS&S assumed the Notes with the intent of hindering, delaying or defrauding current or future creditors or (b) (i) IntelliData or IS&S received less than reasonably equivalent value or fair consideration for issuing or assuming the Notes, as applicable, and (ii) IntelliData or IS&S, as the case may be, (A) was insolvent or was rendered insolvent by reason of any of the Transactions, including the incurrence of the indebtedness to fund the Transactions, (B) was engaged, or about to engage, in a business or transaction for which its assets constituted unreasonably small capital, (C) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured (as all of the foregoing terms are defined in or interpreted under the relevant fraudulent transfer or conveyance statutes) or (D) was a defendant in an action for money damages, or had a judgment for money damages docketed against it (if, in either case, after final judgment the judgment is unsatisfied), such court could avoid or subordinate the Notes to presently existing and future indebtedness of IntelliData or IS&S and take other action detrimental to the holders of the Notes, including, under certain circumstances, invalidating the Notes.

  The measure of insolvency for purposes of the foregoing considerations will vary depending upon the law of the jurisdiction that is being applied in any such proceeding. Generally, however, IntelliData or IS&S would be considered insolvent if, at the time it incurs the indebtedness constituting the Notes, either (i) the sum of all its liabilities (including contingent liabilities) is greater than its assets, at a fair valuation, or (ii) the present fair saleable value of its assets is less than the amount required to pay the probable liability on its debts and liabilities (including contingent liabilities) as they become absolute and matured. There can be no assurance as to what standards a court would use to determine whether IntelliData or IS&S was solvent at the relevant time, or whether, whatever standard was used, the Notes would not be avoided on another of the grounds set forth above.

  IntelliData believes that, at the time the Notes are issued by IntelliData and assumed by IS&S, each of IntelliData and IS&S (i) will be (a) neither insolvent nor rendered insolvent thereby, (b) in possession of sufficient capital to run its business effectively and (c) incurring debts within its abilities to pay as the same mature or become due and (ii) will have sufficient assets to satisfy any probable money judgment against it in any pending action. In reaching the foregoing conclusions, IntelliData has relied upon its analyses of internal cash flow projections and estimated values of assets and liabilities of IntelliData and IS&S. There can be no assurance, however, that a court passing on such questions would reach the same conclusions.

  Initial borrowings under the Credit Facilities and the consummation of the Offering is conditioned upon the receipt of an opinion from an independent valuation firm to the effect that IS&S will be solvent as of the Closing Date after giving effect to the Transactions. No assurance can be given, however, that the assumptions and methodologies chosen by the independent valuation firm in reaching its conclusions about the solvency of IS&S would be adopted by a court or that a court would concur with those conclusions.

  In rendering their opinions in connection with the Offering, counsel for the Company and counsel for the Underwriters will not express any opinion as to the applicability of Federal or state fraudulent transfer and conveyance laws.

ABSENCE OF PUBLIC MARKET FOR THE NOTES; POSSIBLE VOLATILITY OF THE NOTES

  The Notes are a new issue of securities with no established trading market and the Company does not intend to have the Notes listed for trading on any national securities exchange. The Underwriters have advised the Company that they currently intend to make a market in the Notes, but the Underwriters are not obligated to do so and any such market-making activity may be discontinued at any time, without notice, in their sole discretion. Accordingly, no assurance can be given as to the prices or liquidity of, or trading markets for, the Notes. The liquidity of any market for the Notes will depend upon the number of holders of the Notes, the interest of securities dealers in making a market in the Notes and other factors. The absence of an active market for the Notes could adversely affect the liquidity of the Notes. The liquidity of, and trading markets for, the Notes may also be adversely affected by general declines in the market for non-investment grade debt. Future trading prices for the Notes will depend upon many factors, including, among others, the Company's operating results, the market for similar securities and interest rates.

                               INTELLIDATA, INC.

  IntelliData is a wholly owned subsidiary of IntelliData Holding Corporation and was organized to effectuate the Recapitalization. Upon consummation of the Recapitalization, IntelliData will merge into IS&S, with IS&S becoming liable for the Notes. After the merger, IS&S, an Ohio corporation, is expected to change its name to IntelliData, Inc. IntelliData was incorporated in May of 1996 under the laws of the State of Delaware.

  The principal executive offices of IntelliData prior to the Recapitalization will be located c/o Ropes & Gray, One International Place, Boston, Massachusetts 02110, telephone number: (617) 951-7000, and the principal executive offices of the Company after the Recapitalization will be located at 505 City Parkway West, Orange, California 92668, telephone number: (714) 385-7000.

           THE RECAPITALIZATION, FINANCING AND RELATED TRANSACTIONS

  The Offering is part of the Recapitalization which is being effected pursuant to the Recapitalization Agreement. TRW owns all of the outstanding stock of Holdings, and Holdings owns all of the outstanding stock of IS&S. IS&S owns substantially all of the assets of TRW IS&S and will issue the TRW Note. The other principal components of the Recapitalization, which will be consummated concurrently with the Offering, include the following:

  . The Investors, including Bain and THL, will make the Equity Investment in IntelliData Holding Corporation. IntelliData Holding Corporation owns all of the outstanding capital stock of IntelliData. Bain and THL are two of the most active private equity investors in the United States.

  . IntelliData Holding Corporation will merge into Holdings, and IntelliData will be merged into IS&S with IS&S becoming liable for the Notes. After the IS&S Merger, IS&S is expected to change its name to IntelliData, Inc.

  . The proceeds of the Offering, together with estimated initial borrowings by the Company of $510.0 million under the Credit Facilities and the proceeds from the Equity Investment, will be used to (i) repay the TRW Note; (ii) pay TRW $255.0 million in connection with the redemption of certain stock of TRW in Holdings; and (iii) pay an estimated $55.0 million of fees and expenses relating to the Transactions. See "Use of Proceeds."

  Upon completion of the Recapitalization, Holdings will own all of the outstanding capital stock of the Company. Bain will own approximately % of the voting power of Holdings, THL will own approximately % of the voting power of Holdings, TRW will retain securities entitled to approximately 19.6% of the voting power of Holdings and certain other investors will own approximately % of the voting power of Holdings. See "Risk Factors-- Controlling Stockholders," "Ownership of Capital Stock" and "Certain Relationships and Related Transactions."

  The Company will have certain rights to use the TRW name for a limited time following the Recapitalization. See "Risk Factors--Effects of the Recapitalization" and "Certain Relationships and Related Transactions."

                                USE OF PROCEEDS

  The Company intends to use the proceeds from the Offering, together with estimated initial borrowings of approximately $510.0 million under the Credit Facilities and the proceeds of the Equity Investment, as follows: (i) approximately $755.0 million will be applied to repay the TRW Note; (ii) approximately $255.0 million will be paid to TRW in connection with the redemption of certain stock of TRW in Holdings; and (iii) an estimated $55.0 million will be applied to pay fees and expenses related to the Transactions. See "The Recapitalization, Financing and Related Transactions." The TRW Note is a demand note that does not bear any interest.

  The following table sets forth the pro forma sources and uses of funds for the Transactions as of March 31, 1996.(/1/)

                                                                  AMOUNTS
                                                           ---------------------
                                                           (DOLLARS IN MILLIONS)
                                    SOURCES
 Credit Facilities:
  Revolving Facility (2).................................        $   10.0
  Tranche A Term Loan....................................           300.0
  Tranche B Term Loan....................................           100.0
  Tranche C Term Loan....................................           100.0
 Senior Subordinated Notes...............................           300.0
 Equity Investment.......................................           255.0
                                                                 --------
   Total Sources.........................................        $1,065.0
                                                                 ========
                                      USES
 Distribution to existing shareholder (3)................        $1,010.0
 Fees and expenses related to the Transactions (4).......            55.0
                                                                 --------
   Total Uses............................................        $1,065.0
                                                                 ========

- --------
(1) The direct continuing equity interests of TRW in Holdings are excluded from the table above, and consist of $47.2 million of Voting Preferred, $27.8 million of Non-voting Preferred and $15.0 million of Common Stock of Holdings, representing in the aggregate 19.6% of the voting power of Holdings subsequent to the Recapitalization. See "The Recapitalization, Financing and the Related Transactions" and "Ownership of Capital Stock."

(2) Represents the drawn portion under the $75.0 million Revolving Facility.

(3) Consists of the repayment of the TRW Note of approximately $755.0 million and the redemption of a portion of TRW stock in Holdings for aggregate consideration of $255.0 million. The face amount of the TRW Note is subject to adjustment based upon working capital of the business at the Closing Date.

(4) The estimated fees and expenses consist of underwriting fees, bank fees, financial advisory fees and legal, accounting and other professional fees. Certain affiliates of the Investors will receive compensation for their services in connection with the Transactions. See "Certain Relationships and Related Transactions."

                       UNAUDITED PRO FORMA CAPITALIZATION

  The following table sets forth the unaudited pro forma capitalization of the Company as of March 31, 1996 as adjusted to give effect to the Transactions.

                                                                   AS OF
                                                              MARCH 31, 1996
                                                              --------------
                                                           (DOLLARS IN MILLIONS)
Long-term debt:
  Revolving Facility (1)..................................        $  10.0
  Tranche A Term Loan.....................................          300.0
  Tranche B Term Loan.....................................          100.0
  Tranche C Term Loan.....................................          100.0
Senior Subordinated Notes.................................          300.0
Other notes payable.......................................            1.7
                                                                  -------
    Total long-term debt..................................          811.7
                                                                  -------
Stockholders' equity (deficit):
  Common stock, no par value; 1,000 shares authorized;
   100 shares issued and outstanding......................            --
  Additional paid-in capital..............................          599.0
  Retained earnings (deficit) (2).........................         (755.0)
                                                                  -------
    Total stockholders' equity (deficit)..................         (156.0)
                                                                  -------
Total capitalization......................................          655.7
                                                                  =======

- --------
(1) Represents the drawn portion under the $75.0 million Revolving Facility.

(2) Excludes the redemption by Holdings of certain stock of TRW in Holdings totalling $255.0 million.

                      UNAUDITED PRO FORMA FINANCIAL DATA
                            (DOLLARS IN THOUSANDS)

  The following Unaudited Pro Forma Combined Balance Sheet as of March 31, 1996 gives effect to the Transactions as if they had occurred on such date.

  The following Unaudited Pro Forma Combined Statements of Income give effect to the Transactions as if they had occurred on January 1, 1995. See "The Recapitalization, Financing, and Related Transactions." The Unaudited Pro Forma Combined Statements of Income do not purport to represent what the Company's results of operations would have been if the Transactions had occurred as of the dates indicated or what such results will be for any future periods. The unaudited pro forma financial data are based on the historical combined financial statements of the Company and the assumptions and adjustments described in the accompanying notes.

  Management has identified cost reductions in excess of annual 1995 and three months ended March 31, 1996 historical cost levels totalling approximately $16,625 and $4,873, respectively. The foregoing cost reductions are not included in pro forma income before income taxes and EBITDA. These cost reductions are expected to be realized in part during 1996 and in full during 1997. These cost reductions are summarized as follows:

                                                                  THREE MONTHS
                                                      YEAR ENDED     ENDED
                                                     DECEMBER 31,  MARCH 31,
                                                         1995         1996
                                                     ------------ ------------
   Reconfiguration of consumer and customer
    operations......................................   $  3,000     $   750
   Operating efficiencies resulting from changes to
    staff and support organizations.................      4,075       1,019
   Modification of data warehousing policies........      1,000         250
   Reduction of international affiliate operating
    losses, exclusive of one time charges and
    reduced international system development costs..      1,750       1,154
   Reduction of certain expenses relating to the
    development of File One (a).....................      6,600       1,650
   Other miscellaneous cost reduction activities....        200          50
                                                       --------     -------
                                                       $ 16,625      $4,873
                                                       ========     =======
   Pro Forma income before taxes, adjusted for cost
    reductions......................................   $ 32,523     $ 7,450
                                                       ========     =======
   Pro Forma EBITDA, adjusted for cash cost
    reductions (a)..................................   $200,904     $49,752
                                                       ========     =======

  --------
  (a) The reduction in File One developmental expenses is net of additional depreciation expense of $6,100 and $1,525 for the year ended December 31, 1995 and the three months ended March 31, 1996, respectively. Excluding depreciation, the cash cost savings expected to be realized upon the completion of File One total $12,700 and $3,175 for the year ended December 31, 1995 and the three months ended March 31, 1996, respectively.

  The foregoing cost reductions are forward looking statements that involve certain risks and uncertainties that could cause actual results to differ materially from those contained herein. Potential risks and uncertainties include such factors as the substantial leverage and debt service obligation of the Company as a result of the Transactions, the demand for the Company's products and services, government regulations and privacy issues, competition, risk of data center failure, intellectual property rights and other risks identified herein.

  Historically, the recapitalized businesses operated principally as a separate and distinct business unit within the combined group of companies comprising TRW. The unaudited pro forma financial data are based upon assumptions that the Company believes are reasonable and should be read in conjunction with the Combined Financial Statements of the Company and the related notes thereto included elsewhere in this Prospectus.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                                                  AS OF MARCH 31, 1996
                               ----------------------------------------------------------------
                                            REORGANIZATION,    PRO
                               HISTORICAL   ACQUISITIONS AND  FORMA    TRANSACTIONS    COMPANY
                                TRW IS&S      DISPOSITIONS     IS&S    ADJUSTMENTS    PRO FORMA
                               ----------   ---------------- --------  ------------   ---------
                                                 (DOLLARS IN THOUSANDS)
ASSETS
Current assets:
 Cash and cash equivalents...   $    355        $   (355)(1) $    --     $    --      $    --
 Accounts receivable.........     93,031                       93,031                   93,031
 Prepaid expenses............      9,031                        9,031                    9,031
                                --------        --------     --------    --------     --------
   Total current assets......    102,417            (355)     102,062                  102,062
Property and equipment, net..     48,264                       48,264                   48,264
Capitalized data files.......    213,299                      213,299                  213,299
Goodwill.....................    139,834                      139,834                  139,834
Other intangible assets......     41,643                       41,643                   41,643
Other assets.................     13,108          (3,160)(1)    9,948                    9,948
Deferred income taxes........        --          125,259 (2)  125,259                  125,259
Deferred financing costs.....        --                           --       55,000(5)    55,000
                                --------        --------     --------    --------     --------
   Total assets..............   $558,565        $121,744     $680,309    $ 55,000     $735,309
                                ========        ========     ========    ========     ========
LIABILITIES AND NET
 INVESTMENT/STOCKHOLDERS'
 EQUITY
Current liabilities:
 Accounts payable............   $ 19,956        $ (7,396)(1) $ 12,560                 $ 12,560
 Other accruals..............     21,558          (2,721)(1)   18,837                   18,837
 Accrued compensation........     22,889          (3,157)(1)   19,732                   19,732
 Deferred revenue and
  advance billings...........     28,508                       28,508                   28,508
                                --------        --------     --------    --------     --------
   Total current
    liabilities..............     92,911         (13,274)      79,637                   79,637
Long-term liabilities........      1,707                        1,707                    1,707
Minority interest............     25,094         (25,094)(3)      --                       --
Demand promissory note to
 Parent......................        --          755,000 (4)  755,000    (755,000)(5)      --
Credit Facilities:
 Revolving Facility..........        --                           --       10,000 (5)   10,000
 Tranche A Term Loan.........        --                           --      300,000 (5)  300,000
 Tranche B Term Loan.........        --                           --      100,000 (5)  100,000
 Tranche C Term Loan.........        --                           --      100,000 (5)  100,000
Senior Subordinated Notes....        --                           --      300,000 (5)  300,000
                                --------        --------     --------    --------     --------
   Total liabilities.........    119,712         716,632      836,344      55,000      891,344
Net Investment/Stockholders'
 Equity:
 Common stock, no par value;
  1,000 shares authorized;
  100 shares issued and
  outstanding................        --              --                                    --
 Net investment/additional
  paid in capital............    438,853(4)        9,759 (1)  598,965                  598,965
                                                  25,094 (3)
                                                 125,259 (2)
  Retained earnings
   (deficit), including
   distribution to
   shareholder in excess of
   book value arising from
   the Reorganization........                   (755,000)(4) (755,000)                (755,000)
                                --------        --------     --------    --------     --------
    Total net
     investment/stockholders'
     equity (deficit)........    438,853        (594,888)    (156,035)                (156,035)
                                --------        --------     --------    --------     --------
    Total liabilities and net
     investment/stockholders'
     equity (deficit)........   $558,565        $121,744     $680,309    $ 55,000     $735,309
                                ========        ========     ========    ========     ========

              NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                MARCH 31, 1996
                            (DOLLARS IN THOUSANDS)

(1) Represents certain assets and liabilities, generally of an intercompany nature, not transferred to TRW's wholly owned subsidiary, IS&S, as a result of TRW's reorganization of the IS&S business (the "Reorganization") as set forth below. The aggregate net amount has been accounted for as a contribution to capital.

   Cash............................................................... $ (355)
   Other assets-principally note receivable from sale of business..... (3,160)
                                                                       ------
     Total assets..................................................... (3,515)
   Trade accounts payable--principally the reclassification of cash overdraft.........................................................  7,396
   Other accruals--principally restructuring reserves and accrued professional services.............................................  2,721
   Accrued compensation-principally accrued payroll expenses..........  3,157
                                                                       ------
     Total liabilities................................................ 13,274
                                                                       ------
   Contribution to capital............................................ $9,759
                                                                       ======

(2) Represents the establishment of deferred income taxes resulting from the Reorganization which results in a new basis for the Company's assets for income tax reporting purposes (See Note 4 and the Recapitalization, Financing, and Related Transactions). The following summary sets forth the application of SFAS No. 109, "Accounting for Income Taxes," and EITF 94-10 "Accounting for Income Tax Effects of Transactions among or with Shareholders" to reflect the new gross temporary differences between the assets and liabilities of the Company, tax affected at an estimated statutory income tax rate of 40%:

              NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                MARCH 31, 1996
                            (DOLLARS IN THOUSANDS)

  PURCHASE PRICE FOR INCOME TAX REPORTING PURPOSES:

   Proceeds to sellers of securities (including cash proceeds of
    $1,010,000) (a).................................................. $1,100,000
   Estimated fees and expenses.......................................     55,000
                                                                      ----------
     Total........................................................... $1,155,000
                                                                      ==========

  ALLOCATED AS FOLLOWS:

   Book value of deemed net assets acquired, excluding the
    historical book value of intangible assets of approximately
    $394,776........................................................  $   78,930
   Estimated increase in property and equipment to fair market
    value...........................................................      50,000
   Estimated fees and expenses......................................      55,000
   Increase in intangible assets for income tax reporting purposes..     971,070
                                                                      ----------
     Total..........................................................  $1,155,000
                                                                      ==========

  --------
  (a) Consists of the repayment of the TRW Note of $755,000 (Note 5), the redemption of a portion of Holdings stock for aggregate consideration of $255,000 and common and preferred stock totalling $90,000.

  Deferred taxes principally relating to the excess of intangible assets and property and equipment for income tax reporting purposes over historical net book value is determined as follows:

   Noncurrent deferred tax asset relating to excess tax basis over historical book basis........................................... $ 408,428
   Noncurrent deferred tax liability relating to excess historical book basis over tax basis (principally relating to intangible assets totalling approximately $394,776)........................  (157,910)
                                                                     ---------
   Noncurrent deferred tax asset, net...............................   250,518
   Deferred tax valuation allowance.................................  (125,259)
                                                                     ---------
   Noncurrent deferred tax asset, net............................... $ 125,259
                                                                     =========

An appraisal of the Company's assets will be obtained shortly after the Recapitalization and any change from the estimate will either increase or decrease the final amount of intangible assets for income tax reporting purposes. Management believes that the final appraisal will not vary materially from the preliminary estimate.

The valuation allowance represents the amount of the deferred tax assets which, based on management's forecasts for future taxable income and other relevant factors, may not be realized.

(3) Reflects the purchase of the remaining 40% partnership interest in TRW REDI which will be completed by TRW prior to, or contemporaneous with, the Recapitalization. Pursuant to a confidentiality agreement between TRW and the seller which precludes disclosure of the purchase price, management has recorded a purchase price for pro forma purposes equal to the net book value of the minority interest. As the acquisition of the remaining 40% interest will be funded by TRW, the estimated purchase price is accounted for as a contribution to capital, totalling $25,094.

(4) Represents the contribution of substantially all of the TRW IS&S historical assets and liabilities and the equity of Hotel Management Inc. into TRW's wholly owned subsidiary, IS&S, and the issuance of the TRW Note in connection with the Reorganization. The historical TRW IS&S net investment account includes transactions of an intercompany nature related to deferred income taxes, employee benefit plans, other intercompany transactions and the residual net investment balance in TRW IS&S. At the date of the contribution, IS&S had 100 shares of no par value common stock outstanding.

              NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                MARCH 31, 1996
                            (DOLLARS IN THOUSANDS)

(5) Reflects the incurrence of debt relating to the Credit Facilities and Notes and use of the cash proceeds to repay the TRW Note and the fees and expenses incurred in connection with issuing the aforementioned debt.

                                    SOURCES

     Revolving Facility............................................... $ 10,000
     Tranche A Term Loan..............................................  300,000
     Tranche B Term Loan..............................................  100,000
     Tranche C Term Loan..............................................  100,000
     Senior Subordinated Notes........................................  300,000
                                                                       --------
       Total Sources.................................................. $810,000
                                                                       ========

                                      USES
     Payment of deferred financing costs (a).......................... $ 55,000
     Payment of TRW Note..............................................  755,000
                                                                       --------
       Total Uses..................................................... $810,000
                                                                       ========

  --------
  (a) Consists of placement fees from the Senior Subordinated Notes, bank fees from the Credit Facilities, financial advisory fees and legal, accounting and other professional fees.

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

                                         YEAR ENDED DECEMBER 31, 1995
                          -------------------------------------------------------------
                                     REORGANIZATION,
                                      ACQUISITIONS     PRO
                          HISTORICAL       AND        FORMA    TRANSACTIONS    COMPANY
                           TRW IS&S   DISPOSITIONS     IS&S    ADJUSTMENTS    PRO FORMA
                          ---------- --------------- --------  ------------   ---------
                                            (DOLLARS IN THOUSANDS)
Sales...................   $540,159      $ (855)(1)  $540,730    $    --      $540,730
                                          1,426 (2)
Cost of sales...........    273,941      (1,426)(1)   271,050      (2,965)(5)  266,850
                                            380 (2)                (1,235)(6)
                                         (1,845)(3)
                           --------      ------      --------    --------     --------
Gross profit............    266,218       3,462       269,680       4,200      273,880
Administrative and
 selling expenses.......    151,150      (1,730)(1)   149,668      (1,235)(6)  152,573
                                            248 (2)                 4,800 (7)
                                                                     (660)(7)
Research and development
 expenses...............     24,928                    24,928                   24,928
Restructuring expense
 (income)...............     (3,317)                   (3,317)                  (3,317)
TRW corporate general
 and administrative
 expenses...............      4,826                     4,826      (4,826)(7)      --
                           --------      ------      --------    --------     --------
Income from operations..     88,631       4,944        93,575       6,121       99,696
Minority interest.......      2,011      (2,011)(3)       --                       --
Interest expense........        706         --            706      82,203 (8)   82,909
Other (income) expense,
 net....................       (368)      1,257 (1)       889                      889
                           --------      ------      --------    --------     --------
Income (loss) before
 income taxes...........     86,282       5,698        91,980     (76,082)      15,898
Provision for (benefit
 from) income taxes.....     34,530       2,279 (4)    36,809     (30,433)(4)    6,376
                           --------      ------      --------    --------     --------
Net income (loss).......   $ 51,752      $3,419      $ 55,171    $(45,649)    $  9,522
                           ========      ======      ========    ========     ========
OTHER DATA:
EBITDA (9)...............................................................     $178,179

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

                                      THREE MONTHS ENDED MARCH 31, 1995
                          ------------------------------------------------------------
                                     REORGANIZATION,
                                      ACQUISITIONS     PRO
                          HISTORICAL       AND        FORMA   TRANSACTIONS    COMPANY
                           TRW IS&S   DISPOSITIONS     IS&S   ADJUSTMENTS    PRO FORMA
                          ---------- --------------- -------- ------------   ---------
                                            (DOLLARS IN THOUSANDS)
Sales...................   $133,752      $ (231)(1)  $134,252   $    --      $134,252
                                            731 (2)
Cost of sales...........     69,458        (500)(1)    68,773       (664)(5)   67,800
                                            179 (2)                 (309)(6)
                                           (364)(3)
                           --------      ------      --------   --------     --------
Gross profit............     64,294       1,185        65,479        973       66,452
Administrative and
 selling expenses.......     38,118        (269)(1)    37,965       (309)(6)   38,691
                                            116 (2)                1,200 (7)
                                                                    (165)(7)
Research and development
 expenses...............      2,453                     2,453                   2,453
TRW corporate general
 and administrative
 expenses...............      1,201                     1,201     (1,201)(7)      --
                           --------      ------      --------   --------     --------
Income from operations..     22,522       1,338        23,860      1,448       25,308
Minority interest.......        199        (199)(3)       --                      --
Interest expense........        105                       105     20,317 (8)   20,422
Other (income) expense,
 net....................        162                       162                     162
                           --------      ------      --------   --------     --------
Income (loss) before
 income taxes...........     22,056       1,537        23,593    (18,869)       4,724
Provision for (benefit
 from) income taxes.....      8,860         615 (4)     9,475     (7,548)(4)    1,927
                           --------      ------      --------   --------     --------
Net income (loss).......   $ 13,196      $  922      $ 14,118   $(11,321)    $  2,797
                           ========      ======      ========   ========     ========
OTHER DATA:
EBITDA (9)...............................................................    $ 44,829

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

                                      THREE MONTHS ENDED MARCH 31, 1996
                          ------------------------------------------------------------
                                     REORGANIZATION,
                                      ACQUISITIONS     PRO
                          HISTORICAL       AND        FORMA   TRANSACTIONS    COMPANY
                           TRW IS&S   DISPOSITIONS     IS&S   ADJUSTMENTS    PRO FORMA
                          ---------- --------------- -------- ------------   ---------
                                            (DOLLARS IN THOUSANDS)
Sales...................   $143,825       $          $143,825   $    --      $143,825
Cost of sales...........     74,253        (333)(3)    73,920       (612)(5)   72,990
                                                                    (318)(6)
                           --------       -----      --------   --------     --------
Gross profit............     69,572         333        69,905        930       70,835
Administrative and
 selling expenses.......     38,081                    38,081       (318)(6)   38,798
                                                                   1,200 (7)
                                                                    (165)(7)
Research and development
 expenses...............      8,296                     8,296                   8,296
TRW corporate general
 and administrative
 expenses...............      1,224                     1,224     (1,224)(7)      --
                           --------       -----      --------   --------     --------
Income from operations..     21,971         333        22,304      1,437       23,741
Minority interest.......        364        (364) (3)      --                      --
Interest expense........        255                       255     20,185 (8)   20,440
Other (income) expense,
 net....................        724                       724                     724
                           --------       -----      --------   --------     --------
Income (loss) before
 income taxes...........     20,628         697        21,325    (18,748)       2,577
Provision for (benefit
 from) income taxes.....      8,257         279 (4)     8,536     (7,499)(4)    1,037
                           --------       -----      --------   --------     --------
Net income (loss).......   $ 12,371       $ 418      $ 12,789   $(11,249)    $  1,540
                           ========       =====      ========   ========     ========
OTHER DATA:
EBITDA (9)...............................................................    $ 43,354

          NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME
  YEAR ENDED DECEMBER 31, 1995 AND THREE MONTHS ENDED MARCH 31, 1995 AND 1996
                            (DOLLARS IN THOUSANDS)

  The Unaudited Pro Forma Statements of Income give effect to the following unaudited pro forma adjustments:

(1) Reflects the exclusion of the results of operations for two niche businesses which were sold in the third quarter of 1995, and the $1,257 gain recognized on these dispositions for the year ended December 31, 1995. The combined unaudited historical operating results for these two businesses were as follows:

                                                                   THREE MONTHS
                                                       YEAR ENDED     ENDED
                                                      DECEMBER 31,  MARCH 31,
                                                          1995         1995
                                                      ------------ ------------
   Sales.............................................   $   855       $ 231
   Cost of sales.....................................     1,426         500
                                                        -------       -----
   Gross profit (loss)...............................      (571)       (269)
   Selling, general and administrative expenses......     1,730         269
                                                        -------       -----
   Income (loss) from operations.....................   $(2,301)      $(538)
                                                        =======       =====

(2) Reflects the inclusion of the unaudited historical operating results of two acquired businesses, Professional Real Estate Tax Service, Inc. (PRE) and American Business Corporation, Inc. (ABC), for the preacquisition period. Results for PRE and ABC after June 30, 1995 are included in the Company's historical results. Operating data for preacquisition periods for the two businesses are set forth below:

                                                                     FOR THE
                            FOR THE SIX MONTH PERIOD ENDED   THREE MONTH PERIOD ENDED
                                    JUNE 30, 1995                 MARCH 31, 1995
                            --------------------------------------------------------------
                              PRE       ABC       COMBINED    PRE      ABC      COMBINED
                            --------- --------- --------------------- -------- -----------
   Sales................... $     833 $     593  $     1,426 $    428 $    303   $    731
   Cost of sales...........        98       282          380       43      136        179
                            --------- ---------  ----------- -------- --------   --------
   Gross profit (loss).....       735       311        1,046      385      167        552
   Administrative and
    selling expenses.......       221        27          248      104       12        116
                            --------- ---------  ----------- -------- --------   --------
   Income (loss) from
    operations............. $     514 $     284  $       798 $    281 $    155   $    436
                            ========= =========  =========== ======== ========   ========

(3) Reflects the elimination of the minority interest adjustment totaling $2,011, $199 and $364 for the year ended December 31, 1995 and the three months ended March 31, 1995 and 1996, respectively, resulting from the purchase of the remaining 40% partnership interest in TRW REDI. In addition, subsequent to the purchase and the Transactions, the Company will no longer be required to make trademark royalty payments to the minority partner and its parent totalling $1,845, $364 and $333 for the year ended December 31, 1995 and the three months ended March 31, 1995 and 1996, respectively.

          NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME
  YEAR ENDED DECEMBER 31, 1995 AND THREE MONTHS ENDED MARCH 31, 1995 AND 1996
                            (DOLLARS IN THOUSANDS)

(4) Reflects the income tax adjustment required to result in a pro forma income tax provision based on: (i) the Company's historical tax provision using historical amounts and (ii) the direct tax effects of the pro forma adjustments described herein.

(5) Reflects the estimated recurring costs of performing certain activities as a result of the Transactions as described below:

                                                                THREE MONTHS
                                                                    ENDED
                                                    YEAR ENDED    MARCH 31,
                                                   DECEMBER 31, -------------
                                                       1995      1995   1996
                                                   ------------ ------ ------
   Elimination of a contractual "corporate wide"
    cash incentive plan between TRW and certain
    Company executives no longer available to the
    Company prospectively on a stand-alone basis.
    The Company plans to implement a fixed option
    plan on a stand-alone basis. All grants under
    such plan are expected to equal the fair
    market value of the common stock on the grant
    date..........................................    $1,400    $  350 $  263
   Replacement of a "corporate wide" TRW
    telecommunication plan which resulted in TRW
    allocations to the Company totalling $6,464,
    $1,539 and $1,712 for the year ended December
    31, 1995 and the three months ended March 31,
    1995 and 1996, respectively, with the
    estimated annual cost of this service to the
    Company on a stand-alone basis of $4,899
    ($5,452 in 1996) based upon competitive bids..     1,565       314    349
                                                      ------    ------ ------
                                                      $2,965    $  664 $  612
                                                      ======    ====== ======

(6) Represents the estimated recurring cost of providing health and other benefits to the Company's employees on a stand-alone basis. These benefits were previously provided as part of "corporate wide" TRW plans which resulted in allocations to the Company totalling $6,470, $1,618 and $1,666 for the year ended December 31, 1995 and the three months ended March 31, 1995 and 1996, respectively. As a result of the Transactions, the Company will no longer be allowed to participate in these plans. As a result, management has developed its own benefits package for its employees, at an annual estimated recurring cost of $4,000 ($4,120 in 1996) resulting in a net cost reduction of $2,470, $618 and $636 for the year ended December 31, 1995 and the three months ended March 31, 1995 and 1996, respectively. These costs are allocated 50% to cost of sales and 50% to administrative and selling expenses.

(7) Represents management's estimate of the recurring cost of performing certain activities previously provided by TRW. Historically, TRW incurred certain general and administrative expenses including treasury management, benefits administration and governmental relations on behalf of all of its operating units which were allocated based upon each operating unit's cost of operations. As a result of the Transactions, these services are no longer available from TRW. The summary of the Company's expected stand-alone costs is set forth below:

           NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME
  YEAR ENDED DECEMBER 31, 1995 AND THREE MONTHS ENDED MARCH 31, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)

                                                               THREE MONTHS
                                                                   ENDED
                                                  YEAR ENDED     MARCH 31,
                                                 DECEMBER 31, ----------------
                                                     1995      1995     1996
                                                 ------------ -------  -------
   ALLOCATED COSTS:
     TRW corporate general and administrative
      expenses.................................    $(4,826)   $(1,201) $(1,224)
     Other, principally allocated international
      corporate occupancy charges..............       (660)      (165)    (165)
                                                   -------    -------  -------
       Total allocated costs...................     (5,486)    (1,366)  (1,389)
   ESTIMATED STAND-ALONE COSTS:
     Finance, administration and consulting
      fees (a).................................      3,925        981      981
     Government relations......................        300         75       75
     Human resources, including benefits
      administration...........................        160         40       40
     Communications............................        415        104      104
                                                   -------    -------  -------
       Total estimated stand alone costs.......      4,800      1,200    1,200
                                                   -------    -------  -------
       Net cost reductions.....................    $  (686)   $  (166) $  (189)
                                                   =======    =======  =======

  --------
  (a) Includes the annual management fee to be paid to Bain and THL for consulting and financial services to be provided to the Company.

(8) Addition to pro forma interest expense as a result of the Transactions is summarized as follows:

                                                               THREE MONTHS
                                                  YEAR ENDED  ENDED MARCH 31,
                                                 DECEMBER 31, ----------------
                                                     1995     1995(a)  1996(a)
                                                 ------------ -------  -------
   Elimination of historical interest expense..    $  (706)   $  (105) $  (255)
                                                   -------    -------  -------
   Interest on the borrowings under the Credit
    Facilities (assuming LIBOR at 5.5%):
     Revolving Facility--LIBOR plus 2.5%.......        800        197      197
     Tranche A Term Loan--LIBOR plus 2.5%......     24,000      5,918    5,918
     Tranche B Term Loan--LIBOR plus 3.0%......      8,500      2,096    2,096
     Tranche C Term Loan--LIBOR plus 3.5%......      9,000      2,219    2,219
   Notes--(assumed 11.0% on $300,000)..........     33,000      8,137    8,137
   Other notes payable (8.38%).................        154         17       35
   Other bank fees.............................        450        111      111
                                                   -------    -------  -------
   Cash interest expense.......................     75,904     18,695   18,713
   Amortization of Transactions debt issuance
    costs
    ($55.0 million over an average 7.85 year
    amortization period).......................      7,005      1,727    1,727
                                                   -------    -------  -------
   Interest from Transactions debt
    requirements...............................     82,909     20,422   20,440
                                                   -------    -------  -------
   Net increase................................    $82,203    $20,317  $20,185
                                                   =======    =======  =======

          NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME
  YEAR ENDED DECEMBER 31, 1995 AND THREE MONTHS ENDED MARCH 31, 1995 AND 1996
                            (DOLLARS IN THOUSANDS)

  If interest rates increase by 1/8%, interest expense on the debt outstanding would increase by $1,013, $250 and $250 for the year ended December 31, 1995 and the three months ended March 31, 1995 and 1996, respectively.
  --------
  (a) Pro forma interest expense for the three months ended March 31, 1995 and 1996 assumes pro forma indebtedness as of December 31, 1995 was outstanding for 90 days. The Credit Facilities do not require principal payments until eighteen months subsequent to the Closing Date.

(9) "EBITDA" is defined herein as income before income taxes, plus depreciation and amortization expense and interest expense. EBITDA is presented because the Company believes it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. However, EBITDA should not be considered as an alternative to net income as a measure of operating results or to cash flows as a measure of liquidity in accordance with generally accepted accounting principles.

                  SELECTED HISTORICAL COMBINED FINANCIAL DATA

  The following selected historical combined financial data for the three years ended December 31, 1995 are derived from the audited combined financial statements of the Company, which have been audited by Ernst & Young LLP, independent auditors. The selected historical combined financial data set forth below for each of the two years in the period ended December 31, 1992 have been derived from the Company's unaudited combined financial statements, not included herein, and include all adjustments which management considers necessary for a fair presentation of the results of the Company for such periods. The selected historical combined unaudited financial data set forth below for the three month periods ended March 31, 1995 and 1996 have been derived from the Company's unaudited condensed combined financial statements and the notes thereto included elsewhere in this Prospectus and include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the results of the Company for such periods. Results for the interim periods are not necessarily indicative of the results for the full year. The selected combined financial data set forth below should be read in conjunction with, and is qualified by reference to the audited combined financial statements and the unaudited condensed combined financial statements of the Company and notes thereto appearing elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                  THREE MONTHS
                                                                      ENDED
                               YEAR ENDED DECEMBER 31,              MARCH 31,
                          --------------------------------------  --------------
                           1991    1992    1993    1994    1995    1995    1996
                          ------  ------  ------  ------  ------  ------  ------
                                       (DOLLARS IN MILLIONS)
STATEMENT OF OPERATIONS
 DATA:
Sales...................  $427.2  $456.5  $486.4  $512.3  $540.2  $133.8  $143.8
Cost of sales...........   233.8   248.3   259.3   261.1   274.0    69.5    74.2
                          ------  ------  ------  ------  ------  ------  ------
Gross profit............   193.4   208.2   227.1   251.2   266.2    64.3    69.6
Administrative and
 selling expenses.......   145.7   141.1   140.7   147.3   151.1    38.1    38.1
Research and development
 expenses...............    11.3    11.9    11.8    14.8    24.9     2.4     8.3
Restructuring (income)
 expense (1)............    46.9   (18.4)    3.6    12.7    (3.3)    --      --
TRW corporate general
 and administrative
 expenses (2)...........     4.2     4.2     4.3     4.4     4.9     1.2     1.2
                          ------  ------  ------  ------  ------  ------  ------
Income (loss) from
 operations.............   (14.7)   69.4    66.7    72.0    88.6    22.6    22.0
Interest expense........     0.3     0.3     0.2     0.2     0.7     0.1     0.3
Minority interest.......    (2.9)    2.5     4.3    (2.6)    2.0     0.2     0.4
Other (income) expense,
 net (3)................     1.1     0.6    10.6   (18.7)   (0.4)    0.2     0.7
                          ------  ------  ------  ------  ------  ------  ------
Income (loss) before
 income taxes...........   (13.2)   66.0    51.6    93.1    86.3    22.1    20.6
Provision for (benefit
 from) income taxes.....    (1.0)   23.1    21.8    36.8    34.5     8.9     8.2
Cumulative effect of
 changes in accounting
 (4)....................     --      3.5     1.8     --      --      --      --
                          ------  ------  ------  ------  ------  ------  ------
Net income (loss).......  $(12.2) $ 39.4  $ 28.0  $ 56.3  $ 51.8  $ 13.2  $ 12.4
                          ======  ======  ======  ======  ======  ======  ======
OTHER FINANCIAL DATA:
EBITDA (5)..............    81.1   163.9   142.2   176.4   166.4    41.9    41.2
Adjusted EBITDA (5).....   107.5   131.4   145.9   159.7   167.6    43.0    41.9
Depreciation and
 amortization...........    94.0    97.6    90.4    83.1    79.4    19.7    20.3
Cash flow from operating
 activities (6).........      NA   159.3   141.9   119.9   137.9    14.2     9.8
Capital expenditures....    20.0    12.2    20.2    13.4    17.0     1.8     3.3
Expenditures for
 intangibles (7)........    82.5    55.9    48.2    61.5    64.5    13.7    15.5
Ratio of earnings to
 fixed charges (8) (9)..     --      6.1x    4.9x    7.4x    6.0x    6.9x    5.2x
BALANCE SHEET DATA:
Working capital.........  $ (9.5) $ (7.3) $(10.1) $(22.6) $(12.2) $  3.1  $  9.5
Total assets............   592.7   557.0   545.9   533.7   555.4   538.0   558.6
Long-term debt..........     0.6     0.2     --      0.9     1.8     0.8     1.7
Net investment (10).....   443.0   424.0   416.5   401.3   418.5   423.1   438.9

                                                  (footnotes on following page)

 (1) In 1991, the Company recorded restructuring charges totalling approximately $47 million consisting of approximately: (i) $30 million pursuant to workforce reductions and the consolidation of the facilities;
     (ii) $11 million in connection with the planned closing of one of its businesses; and (iii) $6 million for severance costs, facility relocations and personnel consolidations in connection with TRW REDI. In 1992, the approximately $11 million reserve for the planned closure of one of its businesses and approximately $7 million of additional unutilized reserves recorded in 1991 were reversed. In 1993 and 1994, the Company recorded restructuring charges totaling $3.6 million and $3.9 million, respectively, principally relating to costs incurred for the relocation of the Company's data center from Orange, California to Allen, Texas. In 1994, the Company recorded an additional restructuring charge of $8.8 million to cover the costs of closing, downsizing, and relocating facilities and restructuring of TRW REDI. In 1995, the Company reduced restructuring reserves by $3.3 million, none of which was recorded in the first quarter.

 (2) TRW corporate incurs certain general and administrative expenses including treasury and tax management, benefits administration, shareholder services and general corporate governance on behalf of all of its operating units which are allocated based upon each operating unit's cost of operations.

 (3) In 1993, the Company recorded other expense totaling $10.6 million, of which $10.5 million related to the write-off of an intercompany note receivable from TRW RELS, a real estate appraisal and lending support business prior to its divestiture from TRW. In 1994, the Company recorded a gain of $17.7 million on the sale of Credentials, a direct-to-consumer credit monitoring business.

 (4) In 1992, the Company recorded a $3.5 million after tax charge for the cumulative effect of adopting SFAS 109 "Accounting For Income Taxes" and SFAS 106 "Accounting for Postretirement Benefits Other than Pensions." In 1993, the Company recorded a $1.8 million after tax charge for the cumulative effect of adopting SFAS No. 112, "Employer's Accounting for Postemployment Benefits."

 (5) "EBITDA" is defined herein as income before income taxes, plus depreciation and amortization expense and interest expense. EBITDA is presented because the Company believes it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. However, EBITDA should not be considered as an alternative to net income as a measure of operating results or to cash flows as a measure of liquidity in accordance with generally accepted accounting principles. "Adjusted EBITDA" is defined herein as EBITDA adjusted for certain items of income and expense which are not expected to be incurred by the Company subsequent to the Transactions. See Note 6 to the "Summary Historical Combined Financial Data" for a description of the principal components of Adjusted EBITDA.

 (6) Information is not available for 1991. The 1992 cash flow from operating activities is estimated.

 (7) Expenditures for intangibles consists principally of capitalized data files and software products.

 (8) For purposes of computing this ratio, earnings consist of income before taxes and minority interest plus fixed charges. Fixed charges consist of interest expense and one-third of the rent expense from operating leases, which management believes is a reasonable approximation of an interest factor.

 (9) Earnings were insufficient to cover fixed charges by $16.1 million during the year ended December 31, 1991.

(10) "Net Investment" includes transactions of an intercompany nature, related to deferred income taxes, employee benefit plans, other intercompany transactions and the residual net investment balance.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The Company is a leading provider of credit, marketing and real estate information on individuals, businesses and properties in the United States. The Company's products and services play a key role in financial risk management as well as customer identification, acquisition and retention for businesses in a wide range of industries including financial services, retail, real estate, telecommunications and utilities. The Company sells three major categories of information products and services: credit, marketing and real estate. The Company's over 500-person direct sales force emphasizes a consultative selling approach for its larger customers, substantially all of whom have had relationships with the Company for more than a decade. In addition, the Company services smaller customers through telemarketing facilities and through resellers, brokers and credit bureaus.

Credit Information

  The Company believes that it is one of the two largest providers of consumer credit information and the second largest provider of business credit information in the United States. Customers use the Company's credit products and services in a variety of applications including the issuance and monitoring of credit cards, mortgages, small business loans and trade credit. These products and services include credit profile reports, credit scoring services, customized account management, on-line support for instant credit decisions, accounts receivable evaluations and fraud detection. Credit products and services sales were approximately $278 million, $286 million and $315 million in 1993, 1994 and 1995, respectively, representing approximately 57%, 56% and 58% of the Company's sales in 1993, 1994 and 1995, respectively.

Marketing Information

  The Company believes it is the largest provider of prescreen services and a leader in providing targeted marketing information services. The Company uses its selected credit and demographic data to develop and sell prescreened lists of individuals and businesses to whom financial institutions and retailers extend pre-approved offers of credit. Additionally, the Company uses its demographic and real estate data, enhanced by the non-restricted information (primarily name, address, telephone number and social security number) in its credit databases, to develop and sell targeted marketing products and services to financial institutions, consumer products companies, retailers, telecommunications companies and other consumer and business-to-business marketers. Targeted marketing products and services include the development of lists of potential customers, value-added enhancements to customer lists and the creation of marketing databases and other analytical tools. Marketing products and services sales were approximately $79 million, $112 million and $134 million in 1993, 1994 and 1995, respectively, representing 16%, 22% and 25% of the Company's sales in 1993, 1994 and 1995, respectively.

Real Estate Information

  Management believes that the Company's 1995 sales of real estate products and services were twice as large as the sales of its nearest competitors. Real estate products and services provide appraisers, realtors, lenders, government agencies and title companies with property, title and tax information necessary for the property transfer and financing process. The Company is the national leader in both property data and title information services. Real estate information products and services sales were approximately $105 million, $99 million and $92 million in 1993, 1994 and 1995, respectively, representing approximately 22%, 19% and 17% of the Company's sales in 1993, 1994 and 1995, respectively. Due to higher data acquisition and production costs, real estate information products and services are substantially less profitable than the Company's other products and services and, therefore, do not contribute proportionately to the Company's net income.

  Credentials, a direct-to-consumer credit reporting service which was divested in 1994, had sales of approximately $25 million (5% of the Company's sales) in 1993 and $16 million (3% of the Company's sales) in 1994.

  The Company's sales and business operations benefit from well-established customer relationships. Although the majority of the Company's sales is not guaranteed under long-term contracts, a substantial portion of the Company's sales are derived from customers with long-standing relationships with the Company. Sales to the 25 largest customers amounted to approximately $97 million (20% of sales) in 1993, $122 million (24% of sales) in 1994, and $154 million (29% of sales) in 1995. No single customer accounted for more than 2.1% of sales in each of the three years.

  The Company's revenues and operating results are affected by several economic trends which drive activity in the financial services sector. In particular, the rate of economic growth, interest rates, consumer spending, and consumer confidence influence demand for the Company's credit, marketing and real estate information products and services. The effect of these economic factors may be pronounced, as a significant portion of the Company's expenses is fixed in nature. Historically, however, the adverse effects of an economic downturn on credit reporting revenues have been partially offset by increased demand for risk management and portfolio monitoring services in these periods.

  The demand for target marketing services is also sensitive to the level of postal rates and mailing costs, which may limit customers' solicitation and marketing activities. List development and list enhancement services, which allow Company customers to more closely target their product offerings, have mitigated a portion of the revenue declines in periods when mailing costs rise.

POTENTIAL OPERATING IMPROVEMENTS

  As more fully described under "Unaudited Pro Forma Financial Data," management has identified certain areas which are expected to produce future cost reductions in excess of annual 1995 and three months ended March 31, 1996 historical cost levels totaling approximately $16.6 million and $4.9 million, respectively. These cost reductions are expected to be realized in part during 1996 and in full during 1997.

RESULTS OF OPERATIONS

  The following table sets forth the percentage of sales for each of the Company's product lines, and summarizes the related expenses and earnings expressed as a percentage of sales for each of the three years ended December 31, 1993, 1994 and 1995 and for the three months ended March 31, 1995 and 1996:

                                                          THREE MONTHS ENDED
                               YEAR ENDED DECEMBER 31,         MARCH 31,
                               -------------------------  --------------------
                                1993     1994     1995      1995       1996
                               -------  -------  -------  ---------  ---------
Sales:
  Credit information.........     57.0%    55.8%    58.1%      57.4%      58.9%
  Marketing information......     16.2     21.9     24.9       25.5       24.9
  Real estate information....     21.7     19.1     17.0       17.1       16.2
  Credentials................      5.1      3.2      --         --         --
                               -------  -------  -------  ---------  ---------
Total sales..................    100.0%   100.0%   100.0%     100.0%     100.0%
Cost of sales................     53.3     51.0     50.7       51.9       51.6
                               -------  -------  -------  ---------  ---------
Gross profit.................     46.7     49.0     49.3       48.1       48.4
Administrative and selling
 expenses....................     28.9     28.7     28.0       28.5       26.5
Research and development
 expenses....................      2.4      2.9      4.6        1.9        5.8
Restructuring (income)
 expense.....................      0.7      2.5     (0.6)       --         --
TRW corporate general and
 administrative expenses.....      0.9      0.9      0.9        0.9        0.9
Interest expense and minority
 interest....................      1.0     (0.5)     0.5        0.2        0.4
Other (income) expense.......      2.2     (3.7)    (0.1)       0.1        0.5
                               -------  -------  -------  ---------  ---------
Income before income taxes...     10.6     18.2     16.0       16.5       14.3
Provision for income taxes...      4.5      7.2      6.4        6.6        5.7
Cumulative effect of change
 in accounting for post
 employment benefits.........      0.3      --       --         --         --
                               -------  -------  -------  ---------  ---------
Net income...................      5.8%    11.0%     9.6%       9.9%       8.6%
                               =======  =======  =======  =========  =========

THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31,
1995

  Sales in the first quarter of 1996 increased 7.5% to $143.8 million, from $133.8 million in the prior year's first quarter. Sales of credit products and services rose 10.3% to $84.6 million, reflecting continuing gains in unit volumes. Sales of marketing products and services increased by 5.3% to $35.9 million, principally as a result of higher sales of account management and portfolio monitoring services.

  Real estate information services sales increased by 1.7% in the first quarter of 1996 to $23.3 million from $22.9 million in the comparable prior year's first quarter. Lower subscription revenues from traditional microfiche and hard copy property data products were more than offset by increased sales of title information electronically imaged products.

  Cost of sales amounted to $74.2 million in the first quarter of 1996, an increase of 6.8% over the prior year's first quarter, reflecting the variable costs associated with the increased sales volumes. Gross margin of 48.4% for the first quarter of 1996 was comparable to 48.1% for the first quarter of 1995.

  Administrative and selling expenses totaled $38.1 million in the first quarter of 1996, representing 26.5% of sales, compared to $38.1 million or 28.5% of sales in the first quarter of 1995.

  Research and development expenses in the first quarter of 1996 totaled $8.3 million, an increase of $5.9 million or 245.8% over the first quarter of 1995. Development costs associated with File One and the introduction of improved business processes for delivering consumer credit reporting services peaked in the first quarter of 1996, as the Company prepared to launch the program into production in the latter part of the second quarter of 1996. The Company does not expect research and development expenses to be as high during subsequent quarters.

  Research and development expenses for the full year 1996 are expected to exceed the amounts expended in 1995 due to the increased level of development and implementation activities associated with the File One system upgrade, and are expected to decline thereafter upon its completion.

  The Company has invested in Comcred S.A. de CV ("Comcred"), a start-up Mexican credit data company. The Company purchased 2,400 shares of Comcred's Series B stock (20% interest) for $0.8 million. The Company has entered into three note agreements which allow Comcred to draw down cash as necessary. As of December 31, 1995 and March 31, 1996, the Company has principal and interest totaling $4.5 million and $4.6 million, respectively, outstanding under the notes. Two of the promissory notes have conversion features which allow the Company to convert an amount of principal and interest that would result in issuance of an additional 29% of Comcred's total voting securities. The Company accounts for its investment in Comcred using the equity method of accounting. During the three months ended March 31, 1996, the Company provided an allowance of approximately $1.0 million, before tax, related to the notes described above. Through March 31, 1996, the Company has recorded $1.0 million of losses reflecting its share of the inception to date losses of Comcred.

1995 COMPARED TO 1994

  Sales in 1995 increased 5.4% to $540.2 million, from $512.3 million in 1994. Excluding $16 million of revenue from Credentials, sales from the Company's continuing products increased 8.9% in 1995 from 1994.

  Strong performances in both credit and marketing products and services drove the increase in sales. Credit products and services sales in 1995 increased 10.1% from 1994 to $315 million, primarily as a result of a significant gain in consumer credit unit volumes, which was partially offset by pricing pressures. Sales of marketing products and services rose 19.7% to $134 million in 1995, from $112 million in 1994. Approximately 42% of this increase came from prescreening services used in conjunction with pre-approved credit offerings. Consumer and business marketing list services comprised the balance of this increase, reflecting the Company's increasing market penetration, as well as investments in new products and increased selling efforts.

  Sales of real estate information products and services in 1995 declined 7.1% to $92 million, from $99 million in 1994, due largely to a continuing recession in California real estate markets which adversely affected real estate revenues.

  Gross profit increased to $266.2 million in 1995 from $251.2 million in 1994 and improved slightly in 1995 as a percentage of sales to 49.3%. The increase in gross profits in 1995 was due primarily to the increase in net sales of credit and marketing products and services and increased operating efficiencies and strong cost controls in other areas, which more than offset declining net sales and high fixed costs in real estate information.

  Administrative and selling expenses increased 2.6% from 1994 to 1995 to $151.1 million, but declined as a percentage of sales. The restructuring effort in real estate information which began in 1994 led to reductions in sales and administrative personnel and facility consolidations.

   Research and development expenses in 1995 totaled $24.9 million, or 4.6% of sales. Expenses in this area increased 68.2% from 1994 due to the development costs associated with File One and the development of improved business processes for delivering consumer credit reporting services.

  Other income in 1994 totaled approximately $18.7 million, and was primarily the result of a $17.7 million gain on the divestiture of Credentials, the Company's direct-to-consumer credit reporting services.

1994 COMPARED TO 1993

  Sales in 1994 increased 5.3% to $512.3 million, from $486.4 million in 1993. Virtually all of the increase was a result of increased mail solicitations by the Company's customers and increased market penetration in marketing information products and services, sales of which increased by 41.8% from $79 million to $112 million in 1994.

  Sales of credit products and services increased 2.9% in 1994 to $286 million from $278 million in 1993, as a significant gain in consumer credit report unit volumes was mostly offset by competitive pricing pressures.

  Sales of real estate information products and services declined 5.7% in 1994 to $99 million from $105 million in 1993, as rising interest rates limited mortgage refinancing activity.

  Gross profit in 1994 increased to $251.2 million from $227.1 million in 1993 and increased as a percent of net sales to 49.0% in 1994 from 46.7% in 1993. The Company's increased sales in credit and marketing products and services more than offset the decline in real estate information sales, and the Company realized cost efficiencies from the consolidation of data centers into the Allen, Texas data processing center (the "Allen Data Center"), and other quality and process improvement initiatives.

  Administrative and selling expenses in 1994 increased 4.7% from 1993, reflecting the increase in sales.

  Research and development expenses in 1994 totaled $14.8 million, or 2.9% of sales. Research and development expenses increased 25.4% in 1994 from 1993, reflecting the Company's production costs associated with File One and the development of improved business processes for delivering consumer credit reporting services.

  Other expense in 1993 totaled approximately $10.6 million. This amount includes a $10.5 million write-off of an intercompany note receivable from TRW RELS, a real estate appraisal and lending support business, prior to its divestiture from TRW.

RESTRUCTURING (INCOME) EXPENSE

  In 1993 and 1994, the Company recorded charges totaling $3.6 million and $3.9 million, respectively, relating principally to the relocation and consolidation of data centers from Orange, California and Richardson, Texas to the Allen Data Center. This action was substantially completed during 1994. In addition, the Company recorded a charge of $8.8 million in 1994 to provide for the costs of downsizing, relocating facilities and restructuring of its real estate information business. Several key elements of this program were completed in 1995, including the payment of termination benefits to approximately 167 employees, facility buy-outs, and the consolidation of several facilities. In 1995, the Company reduced excess restructuring reserves by $3.3 million, none of which was recorded in the first quarter of 1995. The Company believes it maintains adequate reserves for completion of the remaining actions, which are expected to be completed in 1997.

TRW CORPORATE GENERAL AND ADMINISTRATIVE EXPENSES

  TRW corporate expenses amounted to approximately 1.0% of sales, or $4.3 million, $4.4 million, $4.9 million, $1.2 million and $1.2 million in 1993, 1994, 1995 and in the three months ended March 31, 1995 and 1996, respectively. Corporate headquarters costs, including treasury services, tax management, shareholder services and general corporate governance are allocated based upon each operating unit's cost of operations. The Company believes that on a stand-alone basis, corporate general and administrative expenses will be no more than in its historical experience.

EFFECTIVE INCOME TAX RATE

  The effective income tax rate in the first quarter of 1996 and in 1995 was 40.0% compared to 39.5% in 1994 and 42.3% in 1993. The effective income tax rate for the first quarter of 1996 represents management's forecast of the full year effective income tax rate which is not expected to vary significantly from the prior year. The increase in the 1995 effective rate was primarily attributable to higher non-tax deductible amortization of intangibles arising from certain acquisitions. Most of the decrease from 1993 to 1994 was the result of an increase in the federal tax rate in 1993. The remaining decrease was due to lower non-tax deductible amortization of intangibles in 1994. As described in note 2 to the Unaudited Pro Forma Combined Balanced Sheet (See "Unaudited Pro Forma Financial Data"), TRW's Reorganization of the Company results in a new basis for the Company's assets for income tax reporting purposes. Based on management's current projections, the resulting increase in tax basis amortization, combined with increased interest expense as a result of the Transactions will result in no federal cash tax liabilities in each of the next three years.

EFFECTS OF INFLATION

  The Company believes inflation rates have been modest in recent years and have not had a material effect on the Company's results of operations.

QUARTERLY DATA

  The following table sets forth the Company's quarterly sales for 1996, 1995, 1994 and 1993.

                                                       NET SALES
                                        ------------------------------------------
                                          FIRST     SECOND      THIRD     FOURTH
                                         QUARTER    QUARTER    QUARTER    QUARTER
                                        ---------  ---------  ---------  ---------
                                        SALES  %   SALES  %   SALES  %   SALES  %
                                        ----- ---  ----- ---  ----- ---  ----- ---
                                                 (DOLLARS IN MILLIONS)
1996................................... $144  100%   --   --    --   --    --   --
1995...................................  134   25  $134   25% $136   25% $136   25%
1994...................................  124   24   132   26   132   26   124   24
1993...................................  114   23   122   25   126   26   124   26

  Seasonal variations in revenues have become less pronounced as the Company has expanded its product offerings to serve a broader and more diverse customer set.

LIQUIDITY AND CAPITAL RESOURCES

  Net cash provided by operating activities for the three months ended March 31, 1996 totaled $9.8 million, a decrease of $4.4 million or 31.0% from the three months ended March 31, 1995. This decrease was primarily the result of the timing of cash disbursements between the quarters. Net cash provided by operating activities in 1995 totaled $137.9 million, an increase of $18.0 million or 15% from the prior year. Growth in credit and marketing sales, along with strong cost management contributed to the improvement in 1995 operating cash flow. Net cash provided by operating activities in 1993 totaled $141.9 million, benefitting from a $38 million decrease in net working capital.

  In addition to cash flows from operations, management believes that the following table provides useful supplemental information to assess the Company's sustainable cash flows from operations based upon current and future operating plans. As such, the table excludes one-time historical income and expenses and certain other items which the Company does not expect to incur subsequent to the Transactions.

                                                                      THREE
                                                                     MONTHS
                                           YEAR ENDED DECEMBER        ENDED
                                                   31,              MARCH 31,
                                           ----------------------  -----------
                                            1993    1994    1995   1995  1996
                                           ------  ------  ------  ----- -----
                                                (DOLLARS IN MILLIONS)
EBITDA (1)................................ $142.2  $176.4  $166.4  $41.9 $41.2
                                           ------  ------  ------  ----- -----
Minority interest (2).....................    4.3    (2.6)    2.0    0.2   0.4
Restructuring expenses (income) (3).......    3.6    12.7    (3.3)   --    --
Operating results of divested operations
 (4)......................................  (16.8)  (11.0)    2.0    0.5   --
Trademark royalty payment (5).............    2.1     1.9     1.8    0.4   0.3
Gain on sale of divested businesses (6)...    --    (17.7)   (1.3)   --    --
Write-off TRW RELS note (6)...............   10.5     --      --     --    --
                                           ------  ------  ------  ----- -----
Adjusted EBITDA........................... $145.9  $159.7  $167.6  $43.0 $41.9
                                           ======  ======  ======  ===== =====

- --------
(1) EBITDA is defined herein as income before taxes, plus depreciation and amortization expense and interest expense. EBITDA is presented because the Company believes it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness. However, EBITDA should not be considered as an alternative to net income as a measure of operating results or to cash flows as a measure of liquidity in accordance with generally accepted accounting principles.

(2) Represents the inclusion of 100% of the TRW REDI minority interest. See note (3) to "Pro Forma Combined Statements of Income."

(3) See note (1) to "Selected Historical Combined Financial Data" for further explanation of restructuring charges.

(4) Represents historical operating (income) losses of divested operations (Credentials in 1993 and 1994 and Smart Charts/Search Access in 1995), net of related depreciation and amortization expense.

(5) Represents the elimination of TRW REDI royalty payments to the Company's parent and minority partner which will not be payable subsequent to the Transactions.

(6) Represents the gain on sale of divested businesses (Credentials in 1994 and Smart Charts/Search Access in 1995) and the write-off of an intercompany note receivable from TRW RELS. See note (3) to "Selected Historical Combined Financial Data" for further explanation.

  The Company's investing activities consist primarily of expenditures for intangible assets and capital expenditures. Spending for intangible assets totaled $13.7 million and $15.5 million for the three months ended March 31, 1995 and 1996, respectively, and $64.5 million, $61.5 million and $48.2 million in 1995, 1994 and 1993, respectively. Intangible assets primarily include capitalized data acquisition costs and software development. Capital expenditures are made principally for data center computing, and telecommunications equipment in support of growth in existing products and new initiatives, and distributed computing and office automation tools for increased productivity. Capital expenditures totaled $1.8 million and $3.3 million for the three months ended March 31, 1995 and 1996, respectively, and $17.0 million, $13.4 million and $20.2 million in 1995, 1994 and 1993, respectively. Management anticipates spending on intangible assets and capital expenditures for 1996 and 1997, respectively, to be approximately $85 million and $75 million and does not expect significant increases from the 1997 level in the subsequent periods.

  Historically, data acquisition costs, as well as capital expenditures and research and development efforts sufficient to maintain competitiveness and develop new product initiatives and normal working capital requirements were met with internally generated funds.

  In connection with the Recapitalization, the Company will incur new indebtedness aggregating approximately $810.0 million. Substantially all of the proceeds of such indebtedness will be used to pay the TRW Note and pay fees and expenses related to the Transactions. See "The Recapitalization, Financing and Related Transactions."

  As a result of the Transactions, the Company will have significantly increased cash requirements for debt service relating to the Notes and the Credit Facilities. After the Transactions, the Company will rely on internally generated funds and, to the extent necessary, on borrowings under the Revolving Facility, which provides for borrowings up to $75.0 million, to meet its liquidity needs. On a pro forma basis, at March 31, 1996, the Company would have had borrowings of approximately $811.7 million and up to approximately $65.0 million available under the Revolving Facility. The Company's ability to borrow is limited under the Credit Facilities and the Indenture. The Company's principal debt obligations, including the Credit Facilities and the Notes, do not require principal payments within eighteen months from the Closing Date. See "Description of Credit Facilities" and "Description of Notes."

  Management believes that based on the current level of operations and anticipated internal growth, cash flow from operations, together with other available sources of funds including borrowings under the Revolving Facility, will be adequate to make required payments of principal and interest on the Company's indebtedness and to fund anticipated capital expenditures and working capital requirements. However, actual capital requirements may change. The ability of the Company to meet its debt service obligations and reduce its total debt will be dependent on the future performance of the Company, which in turn, will be subject to general economic conditions and to financial, business, and other factors, including factors beyond the Company's control. A portion of the Company's debt bears interest at floating rates; therefore, its financial condition is and will continue to be affected by changes in prevailing interest rates.

CHANGES IN ACCOUNTING STANDARDS

  In March, 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which is effective for fiscal years beginning after December 15, 1995. The adoption of this standard did not have any effect on the Company's consolidated results of operations or its financial condition.

  In 1993, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," and recorded a one-time noncash charge of $1.8 million for the prior years' cumulative effect of the accounting change. Earnings before the cumulative effect of the accounting change were $29.8 million.

OTHER MATTERS

  As of December 31, 1995, the Company reduced the discount rate used to measure the obligations for its pension and other postretirement benefit plans from 8.5% to 7.0%, in recognition of lower prevailing long-term interest rates. The effect of the discount rate change on 1996 pension and other postretirement benefit costs is not material. In connection with the Transactions, the Company will discontinue its participation in TRW's defined benefit pension plan during 1996. In addition, in connection with the Transactions, TRW will retain all liabilities relating to pension and other post-retirement plans earned through the Closing Date.

  Any statements set forth which are not historical facts are forward looking statements that involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Potential risks and uncertainties include such factors as the substantial leverage and debt service obligation of the Company as a result of the Transactions, the demand for the Company's products and services, government regulations and privacy issues, competition, risk of data center failure, intellectual property rights and other risks identified herein.

                                   BUSINESS

OVERVIEW

  The Company is a leading provider of credit, marketing and real estate information on individuals, businesses and properties in the United States. The Company's products and services play a key role in financial risk management as well as customer identification, acquisition and retention for businesses in a wide range of industries including financial services, retail, real estate, telecommunications and utilities. For the latest twelve-month period ended March 31, 1996, the Company generated sales of $550.2 million and pro forma EBITDA (as defined) of approximately $176.7 million. Increased demand for the Company's core products and expanded applications for reliable credit and marketing information have contributed to the Company's growth and profitability.

  Over the last 25 years, the Company has developed expertise in collecting, screening and organizing volumes of data into its five proprietary Databases. The Databases--consumer credit, business credit, consumer demographic, business marketing and real estate--contain information on over 190 million people, 93% of households and 12 million businesses in the United States. The Company updates the Databases with an average of over 40 million pieces of information daily from credit grantors, public records and proprietary sources. Management believes that the Databases represent the broadest and most current collection of such information in the United States. The Company utilizes the Databases to create a variety of products and services designed to address the information needs of its customers and continually seeks to
improve the quality and breadth of its product offerings. In [    ] 1996, the
Company will implement File One, a new relational database system, for its consumer credit database which the Company believes (among other benefits) will enhance and expedite product development in a cost-effective manner.

INDUSTRY BACKGROUND

Credit Information Industry

  Credit information products and services are critical to issuers of credit because they identify credit extension risks and provide a cost effective method of monitoring outstanding pools of credit. The ability to select creditworthy customers and extend the proper amount of credit to such customers is a key determinant of profitability to issuers of credit. The cost to a credit grantor of purchasing credit information is modest compared to the potential losses from a bad credit decision. Likewise, timely and accurate credit information on trading partners enables businesses to maximize revenue opportunities while minimizing bad debt expense and to improve and more accurately predict debt collection.

  The credit reporting industry has enjoyed strong historic growth. Marketdata Enterprises estimates the consumer credit reporting industry has grown from approximately $1.37 billion in revenues in 1992 to approximately $1.63 billion in revenues in 1995, a compound annual growth rate of 5.9%. Management believes that the portion of such market in which the Company competes was approximately $875 million in revenues in 1995. Furthermore, Marketdata Enterprises estimates the business credit reporting industry has grown from approximately $920 million in revenues in 1992 to approximately $1 billion in revenues in 1995, a compound annual growth rate of 2.8%. Management believes that the portion of such market in which the Company competes was approximately $600 million in revenues in 1995.

  The demand for credit information has been driven by a number of factors, including growth in consumer credit and the number of cashless transactions, expanding applications for and the development of new credit products, the increasing importance of credit portfolio monitoring, and the need for quality small business credit information. The Company also expects these to be the principal factors affecting future growth in the credit information industry.

  Growth in consumer credit and cashless transactions increases the number of transactions which require issuers to utilize credit information. The increase in the number of people who carry credit cards, the average number of credit cards per person and the average utilization of each card are indicative of this trend. In addition, management estimates that every mortgage application generates demand for two or three credit reports.

  Expanding applications for credit information products and services have also favorably affected demand. In many industries, businesses are experiencing an increasing need to invest in their customer base, which makes the need for sound credit decisions a more important component of profitability. As an example, growth in wireless telecommunications, including cellular phones, paging and personal communications services, has created substantial customer acquisition costs and exposure to large monthly bills, which have caused telecommunications providers to use credit information more extensively to manage their businesses. Furthermore, as financial institutions and retailers more frequently grant "instant" credit as a means of cross-selling products or acquiring new customers, the need for credit information increases.

  In addition, the development of new, value-added credit information products and the availability of more complete data have made these products and services more valuable to existing and prospective customers. The declining cost of providing credit information has stimulated usage by increasing its cost effectiveness and accessibility to existing users.

  Portfolio monitoring represents a growing and predictable source of demand for credit information. As the aggregate outstanding consumer credit and business loans have become a larger portion of business for financial institutions, retailers and other users, the need to test outstanding credit portfolios has become more important, particularly in deteriorating credit environments. Early discovery of a potential credit problem can substantially reduce a business' overall bad debt expense.

  Finally, the increasing number of small businesses and home offices in the economy have stimulated demand for credit information as well. These entities represent greater credit risks with less availability of information from sources other than the credit reporting industry. In addition, consumer credit has become an important part of the small business credit decision process, since both a proprietor's business and consumer credit information are often required to evaluate the risk of extending credit to small enterprises.

Marketing Information Industry

  Marketing information products and services enable businesses to identify, retain and cross-sell new and existing customers in a targeted, cost-effective manner. Through the development and enhancement of customer lists and other analytical tools based on demographic, lifestyle and behavioral information, businesses can channel resources toward groups of consumers and businesses more likely to have a pointed interest in the products and services that they are offering for sale. Businesses can thereby improve their return on marketing investments by generating higher response rates from new or prospective customers.

  Several factors are contributing to the growth of the marketing information industry. The principal driver of growth is the trend away from more costly, less efficient mass marketing techniques, such as newspaper advertising and mass mailings, toward micro-marketing techniques, including using information about existing customers to stimulate additional purchases or using demographic data for more cost effective identification and acquisition of potential customers.

  Improvements in technological capabilities and data availability have also contributed to the growth of the marketing information industry. More powerful, lower cost computer processing has facilitated the development of more sophisticated databases. Better sources of information have resulted in increasingly broad and accurate databases with more demographic and lifestyle characteristics. More powerful software and other analytical tools enable users to access the data in a more precise manner. These improvements have expanded the applications available for existing users of marketing information and stimulated usage among businesses and in industries which had previously not considered its capabilities.

  Finally, the development and proliferation of non-store distribution formats (including direct mail, telemarketing and electronic commerce), and the emergence of pre-approved offers of credit as a way to attract new credit card customers and encourage switching from competitors' cards have also enhanced growth in the use of marketing information.

  The Company believes it is the largest provider of targeted prescreen services in North America, an industry which the Company believes had revenues of approximately $200 million in 1995, and which has grown at a compound annual growth rate of 39% since 1992. According to a 1995 study, commissioned by the Direct Marketing Association, total direct marketing advertising expenditures in the United States in 1995 were estimated to be $134 billion, up from $101 billion in 1990. Of the total for 1995, total direct mail related expenditures were estimated to be approximately $31 billion in 1995, up from approximately $23 billion in 1990. Management believes that the portion of the market in which the Company competes was approximately $5.0 billion in 1995.

Real Estate Information Industry

  Real estate information products and services provide appraisers, realtors, lenders, government agencies and title companies with property data and title and tax information necessary for the property transfer and financing process. Property data products and services provide customized reports detailing property ownership, physical characteristics (such as lot size and dwelling square footage) and comparable sales activity in a given area. Title companies rely on title and tax information as a principal information source in the evaluation of title integrity and tax liens.

  Demand for real estate information products and services is principally driven by automation of the property transfer and financing process, new and existing home sales activity, commercial property transfers and mortgage financings and re-financings. Delivery methods for property data in particular have been shifting from microfiche to CD ROM and on-line products.

OPERATING STRENGTHS

  The Company believes that it can leverage its strengths to capitalize on continuing growth in fundamental demand for credit and marketing information. The Company's operating strengths include the following:

Unique Collection of Proprietary Databases

  Over the last 25 years, the Company has developed and maintained a unique collection of five proprietary databases which the Company utilizes to create a variety of products and services. These Databases--consumer credit, business credit, consumer demographic, business marketing and real estate--contain information on over 190 million people, 93% of households and 12 million businesses in the United States, as well as detailed property data for 349 counties nationwide and property title and tax information for 80 counties in eight Western states, representing approximately 55% and 17%, respectively, of the U.S. population. Management believes that its Databases represent the broadest and most current collection of such information in the U.S. In addition to name, address, telephone number and credit history, the types of information in the Databases include numerous demographic and lifestyle characteristics relating to individuals, households and businesses, such as age, length of residence at a particular address, dwelling unit type, gender of the head of household, family composition, estimated household income and home ownership. Since none of the Company's competitors possesses such a broad range of databases, the Company has the unique ability to combine elements, subject to applicable legal constraints, across the Databases to meet the information needs of existing and potential customers.

Extensive Database Expertise

  Over the last 25 years, the Company has developed extensive capabilities in building, integrating, managing and utilizing large and complex transaction oriented databases. The Company obtains data from a variety of proprietary and publicly available sources, including credit grantors, bankruptcy courts, UCC filings, driver's licenses, motor vehicle registrations, public real estate records, U.S. census and postal data, telephone directories and warranty cards. The Company updates the Databases with an average of over 40 million pieces of information daily to ensure accuracy and timeliness. The Company continues to package successfully the information contained in the Databases to meet the changing demands of its clients. The Company expects that the new relational architecture of its consumer credit database to be implemented in [ ] 1996 will enhance the speed, ease and flexibility of searching, sorting, linking and formatting information and, thereby, the data quality and effectiveness of product development efforts.

  The Allen Data Center employs highly automated advanced technology and a team of technical professionals to manage its database requirements. The Allen Data Center has 2,200 million instructions per second (MIPs) of central processing unit capacity, uses 12 terabytes of direct access storage capacity and currently operates 7 days a week, 24 hours a day. The Allen Data Center can process 50 transactions per second with a 2-second response time for each complex database query. A recent study of 200 large data centers conducted by the Gartner Group ranks the Allen Data Center second in overall operating efficiency.

Leading Market Positions

  The Company has established strong positions in each of its markets and sells its products to virtually all major credit issuers. The Company is one of the two largest United States providers of consumer credit information in a market with only two other national competitors. Also, the Company is the second largest provider of business credit information in the United States. The Company believes it is the largest provider of prescreen services and among the largest providers of other targeted marketing information services. The Company believes that its 1995 real estate information net sales were twice as large as the sales of its nearest competitor. The Company's strong market positions provide the critical mass and economies of scale necessary to service its customers effectively and to sustain profitable growth.

Large Base of Established Customers and Comprehensive Network of Sales
Channels

  The Company has built its business around its strong, long-standing customer relationships in a variety of industries. The Company has had a continuing business relationship with substantially all of its top 25 customers for over a decade, or since their inception, and has sold to several of its customers over much longer periods. The Company believes that relationships with its customers are the core of its franchise. Major credit information customers include the nation's largest banks, financial institutions, retailers, telecommunications companies and utilities.

  The Company markets its products and services through a combination of channels, including its commission-based direct sales force of over 500 people, indirect sales representatives, credit bureaus and its telesales and teleservicing center. The Company's direct sales force emphasizes a consultative selling approach for its larger customers. In addition, the Company services smaller customers through its telemarketing facility and through local resellers and credit bureaus. The Company believes it sells a higher percentage of its consumer credit products through Company salespeople than either of the Company's national competitors. This strategy provides the Company with closer customer contact, enabling better identification of their information needs and market trends. The Company's business credit and marketing services are sold through a direct sales force organized by industry, since customers within the same industry often require similar types of products and customer service. This network of channels and practice of organizing its sales force by industry enhances the Company's ability to identify emerging customer needs and expand its marketing efforts into new markets.

Reputation for Integrity, Quality and Reliability

  The Company believes it is an industry leader in the handling of sensitive information in its Databases and the quality and reliability of its products and services. The Company believes it has been at the forefront of the industry in terms of compliance with the regulations that affect its business, including the FCRA and state regulations. The Company strives to treat consumers fairly and efficiently, including utilization of its state of the art National Consumer Assistance Center to service consumer inquiries and complaints. The Company has implemented numerous compliance programs and partners with, and assists, its key customers in dealing with and educating their consumer customers.

Experienced Management Team and Employees

  The Company believes it has been successful in attracting and retaining qualified management, sales and technical personnel with extensive experience in the information industry. The Company's sales force maintains long-standing relationships with the Company's national clients and brings to those clients knowledge of their industries and of the Company's products and services. The Company's group of over 400 technical employees (programmers, system engineers and system analysts) has enabled the development of proprietary database management software for internal use, as well as software applications for license to clients for their own credit and marketing analysis. The Company's top 10 managers have an average of over 10 years of experience with the Company and its information business predecessors. The Company believes its ability to attract and retain key people will be further enhanced as an independent company focused exclusively on the information services industry.

OPERATING STRATEGY

  The Company has developed a customer-focused operating strategy to capitalize on its strengths, the growing demand and expanding applications for its products and economies of scale in the information services industry. The key elements of this strategy include the following:

Maintain, Expand and Enhance the Databases

  The Company plans to continue strengthening its core business by acquiring and developing new types and sources of data, investing in the Databases and developing new ways to screen information to maintain the breadth and quality of the Company's database content. Recent examples include the addition of automotive data to the consumer marketing database and the creation of personal identification numbers (PIN's) to relate each piece of data in the consumer credit database to a particular individual and thereby decrease the likelihood of duplicate records.

Develop New Products and Enter Growing End-Use Markets

  The Company intends to continue to utilize the Databases to develop value-added products and services for its customers. In recent years, the Company has successfully introduced new products across its business. The Company intends to generate additional growth through the introduction of products that address a broader range of its customers' credit decisions, products developed through further integration of the Databases and products that utilize new information sources such as automotive registration records and expanded marketing and demographic information. The Company intends to introduce industry-specialized products, such as new products for the automotive industry.

  The Company is focused on continuing the development of new products and services to serve the needs of new and growing markets for credit, marketing and real estate information. The demand for credit and marketing information continues to expand in conjunction with the development of new industries as well as the evolution of marketing and distribution methods in many other industries. For example, growth in the cellular phone industry has resulted in significant credit exposure for telecommunications companies, and the Company's revenues from sales to telecommunications companies have doubled in the last three years. Additional new market opportunities include small business markets, automotive information, insurance underwriting, asset securitization, automated mortgage lending and healthcare information services.

Exploit New Delivery Systems for its Products

  As a provider of information content and analytical tools, the Company continually seeks new ways to package and deliver its products and services to its customers. Different delivery systems can stimulate usage by existing customers and make the Company's products and services accessible to new customers. Currently, the Company delivers a substantial portion of its products through on-line links between mainframe computers and, to a lesser extent, on paper and microfiche. Recently, the Company has begun to enhance its delivery alternatives through the addition of CD ROM and the ability to download to customer client server networks. In addition, the Company is developing ways to enhance the accessability of its content through the Internet and other data networks. The Company plans to expand its distribution methods as new technologies emerge.

Improve Operating Efficiencies

  As a result of the Recapitalization, the Company will operate as a stand-alone entity for the first time. Management has identified approximately $16.6 million of future cost reductions in excess of 1995 historical cost levels, primarily resulting from operating as an independent corporate entity. For example, the Company believes a significant portion of the expenses associated with the development and implementation of File One will be eliminated upon the completion of the integration period by the end of 1996.

Pursue Strategic Acquisitions and Alliances

  The Company intends to pursue strategic acquisitions of or alliances with companies that have products and services, technologies or industry specializations that enhance or complement those of the Company. In particular, the Company believes that the domestic marketing information industry is consolidating and that this trend will continue as economies of scale become more significant. The Company will also pursue opportunities to enter the credit reporting and marketing information industries in foreign markets through acquisitions of, or partnerships with, established businesses. The Company intends to pursue alliances and joint ventures as a cost-effective method of offering its products and services in selected markets.

PRODUCTS AND SERVICES

Credit Information -- Products and Services

  The Company's credit information products and services are critical to issuers of credit because they identify credit extension risks as well as provide a cost effective method of monitoring outstanding credit portfolios. The Company's customers use its consumer and business credit products and services in a variety of applications including the issuance and monitoring of credit cards, lines of consumer credit, mortgages, small business loans and trade credit. These products include credit profile reports, credit scoring services, customized account management, on-line support for instant credit decisions, accounts receivable evaluations and fraud detection.

  Utilizing its proprietary consumer credit database, the Company provides up-to-date consumer credit reports to various businesses, including banks, retailers, consumer finance companies, credit unions, mortgage lenders, utilities and telecommunications companies. The Company also provides other credit decision support, portfolio management tools and fraud detection services. For example, the Company offers products that provide ongoing monitoring of a customer's portfolio of credit accounts for the occurrence of delinquency and provide proactive assistance in finding delinquent customers. Also, the Company provides various generic, industry specific, or custom portfolio analysis models that enable its customers to evaluate, predict and control consumer credit risks.

  The Company capitalizes on its ability to link its various databases to provide fully integrated information products to its customers. The Company is able to market unique business credit products to the fast-growing small business lending market by drawing information from its consumer and business databases. For example, the Company offers products that provide credit information on business proprietors as a complement to credit information provided on the businesses themselves. The Company also offers industry specific business profiles containing special data relevant to credit issuers with business customers in the health care, computer sales, governmental contracting or nursing homes industries.

  The Company's credit products and services are grouped into three major categories: (i) Credit Verification; (ii) Analytic and Risk Scoring; and (iii) Other Integrated Offerings. Major products in each category include:


       CATEGORY         PRODUCTS AND SERVICES             DESCRIPTION
- -------------------------------------------------------------------------------
  Credit Verification Credit Profile Report     Complete basic consumer profile
                      Select Check              On-line support for instant
                                                credit decisions
                      Connect Check             Utilities/Telecommunications
                                                credit checks
                      Business Profile          On-line detailed business
                                                profile
                      Industry Premiere Profile Industry specific profiles
                      Small Business Advisory   Link between consumer and
                      Report                    business profiles
  Analytic and Risk   Risk, Profitability and   Models providing analytical
   Scoring            Revenue Profiles          support and predictive
                                                capabilities of
                                                revenue/profitability for new
                                                accounts
                      FACS                      Fraud detection tools
                      Risk, Collection and      Models providing analytical
                      Recovery Models           support and predictive
                                                capabilities of
                                                collection/settlement for
                                                existing accounts
                      Intelliscore              Commercial risk scoring service
                                                based on statistical model
                      Risk Model Analysis       Risk score to companies on
                                                client list to identify high
                                                risk accounts
                      Employment Insight        Consumer credit record provided
                                                for employment purposes
  Other Integrated    Portfolio Management      This service encompasses three
   Offerings          Tool Kit                  products that assist companies
                                                in managing their accounts
                                                receivable.
                      Credit Decision Disk      This service provides summary
                                                credit information on up to
                                                three million companies in a CD
                                                ROM format. This subscription
                                                is updated six times annually.
                      Business Owner Link       This is a capability that
                                                enables qualified users to
                                                access the credit history of
                                                both the business and that of
                                                the business owner, by linking
                                                the business owner's credit
                                                profile to the business'
                                                profile.


Marketing Information--Products and Services

  Marketing information products and services enable businesses to successfully identify, retain and cross-sell both new and existing customers in a targeted, cost-effective manner. The Company works with its customers throughout the marketing process, from planning and project design, to list enhancement, database creation and response analysis. Financial institutions, retailers and other issuers of credit (including major credit cards, gas cards and phone cards) utilize pre-screened lists of potential customers to extend offers of pre-approved credit. Catalog mailers, retailers, financial institutions, consumer products companies, telecommunications providers and other direct marketers use the Company's other marketing information products for list development, list enhancements and creation of marketing databases and other analytical tools.

  The Company draws on its extensive credit and demographic information on over 190 million people and 93% of the households in the United States to provide relevant consumer information to target marketers of pre-approved offers of credit. The primary credit marketing information product offering is prescreened lists, which are targeted lists of customers for credit card or loan solicitations that meet the credit issuer's predetermined criteria. Prescreened credit marketing programs can be more effective than random solicitations and result in higher response levels and therefore lower customer acquisition costs. Regulations limit the Company's ability to sell consumer credit data for marketing purposes other than the creation of prescreened lists of pre-approved credit customers. The use of business credit information is not as extensively regulated as consumer credit information, allowing the Company more flexibility in providing business-to-business products that link business credit data with marketing information.

  The Company utilizes its demographic and real estate databases, enhanced by the non-restricted data (primarily name, address, telephone number and social security number) in its credit databases, to develop and sell target marketing products and services. These non-credit based marketing information products and services include (i) the development of lists of potential customers based on specified criteria such as behavioral and lifestyle information, purchasing patterns and other demographic information; (ii) value-added enhancements to existing customer lists, including elimination of duplicate names, address correction, appendage of demographic data and sorting by specified criteria; and (iii) the creation of marketing databases and other tools which companies can use to analyze customer information and behavior. For example, the Company can help businesses to create a profile of their target customer by analyzing and identifying common lifestyle and behavioral characteristics across their existing customer base. The Company can then search its Databases to develop a list of individuals and/or businesses who should have the highest propensity to purchase specified goods and services.

  Marketing products and services are grouped into three major categories: (i) Credit Products; (ii) Behavioral and Demographic; and (iii) Interlinked Data/Risk Models. Major products in each category include:


  CATEGORY          PRODUCTS AND SERVICES      DESCRIPTION
- -------------------------------------------------------------------------------
  Credit Products   Prescreen (Business        Mailing lists according to
                    and Consumer)              predetermined criteria for
                                               offers of pre-approved credit
                    Quest                      Predetermined criteria for
                                               reviewing existing account
                                               relationships for risk
                                               management, credit-limit
                                               increases and cross-selling
                                               efforts
  Behavioral and    Consumer Lists             Lists of consumers with
   Demographic                                 information including:
                                               demographic, motor vehicle, new
                                               movers, etc.
                    Smart Targets              Identifies prospects by product,
                                               service or brand they are likely
                                               to buy
                    PSYCLE Financial           Predicts financial service usage
                                               for 86 million households
                    Response Model Analysis    Predicts likelihood of client
                                               response rates
                    National Business Database Demographic and identifying
                                               information on businesses
                                               nationwide
                    Cottage Industry File      Largest U.S. database of home-
                                               based businesses
  Interlinked Data/ Social Search              Look-up feature based on social
   Risk Models                                 security number
                    Property Link              Provides information regarding a
                                               consumer's residential property


Real Estate Information--Products and Services

  Real estate information products and services provide appraisers, realtors, lenders, government agencies and title companies with property, title and tax information necessary for the property transfer and financing process. The Company's property data services also provide customized reports detailing all residential, commercial and industrial activity in a given area. Title companies access the Company's title information services on-line as one of their principal information sources in their evaluation of the condition of titles for properties being transferred or financed. The Company is the national leader in both property data and title information services.

  The Company provides information, through license agreements with both end users and re-marketers, to direct marketers, government agencies, law firms, insurance companies, mortgage securities firms, tax service companies and others regarding the names and addresses of new home-owners, refinancing and equity borrowers. Included in this information is real property sales price, loan-to-value ratio, tax and title data recorded by various governmental agencies and lender's name. These license agreements relate primarily to property data and to a lesser extent to title information.

  The real estate products are delivered over multiple media, including print, microfiche, CD ROM and on-line services. In addition to basic property description reports, the Company offers maps of parcels of land (available in all media), market research on trends in real estate values and lending activity, and a home price index that includes predicted and historical real estate values. In addition to the basic title review products, the Company has developed a product which simplifies the title review process by storing images of all title documents and making them available on-line as opposed to having a reviewer search for these documents on microfiche.

COMPETITION

  The Company faces different competitive dynamics in each of its product areas. The Company, Equifax, Inc. and Trans Union Corp. are the only national service providers in the consumer credit reporting industry. There are also numerous small local bureaus in the consumer credit field. The Company's products compete in the marketplace on the basis of quality of information, price and customer service. In the business credit marketplace, the Company's primary, and only national, competitor is Dun & Bradstreet Corp. The Company competes in the business credit area largely on the basis of quality of data, integrity and objectivity of data sources and the Company's ability to link information on small businesses and their proprietors from the business and consumer credit Databases. The Company competes in the consumer marketing and business marketing information industries with several large national companies and smaller regional providers. The Company's national competitors include Acxiom Corporation, Database America Information Services, Inc., Direct Marketing Technology, Inc., Donnelley Marketing, Inc., Equifax, Inc., Harte-Hanks Communications, May & Speh, Inc., Metromail Corporation, Neodata Services, Inc., R.L. Polk & Co. and Trans Union Corp. The Company's real estate services compete based on breadth of product offerings, multiple delivery media and geographic coverage. Generally, the Company's competitors in the real estate information market provide either property data services or title information services but not both. Real estate information competitors include DataQuick Inc. in the property data business and Security Union Title Insurance Company and MetroScan in the title information services business.

SALES AND MARKETING

  The Company markets its products and services through different channels including its direct sales forces, indirect sales representatives and telemarketing services.

  Consumer credit services and consumer marketing services are sold primarily through a 330 person sales organization that includes a national account sales force and a regional sales force and through a teleservicing center and various affiliated credit bureaus.

  The Company's business credit services and business information services are sold through 93 direct sales representatives and 175 indirect sales representatives. Currently, the direct channel sells to approximately 3,000 business customers and the indirect channel sells to approximately 17,000 business customers. As customers within the same industry often require similar reports and data, this direct sales force is organized by industry users, including healthcare, telecommunications, financial services, retail, consumer goods, electronics, giftware, construction and banking. The Company believes focusing its sales people by industry will enhance the Company's ability to identify emerging needs for new products.

  Property data services are sold through a commission-based national sales organization of approximately 80 representatives organized into six regions. The Company also utilizes telemarketing efforts to attract new customers and sell additional products to its current customers. The Company's title information services are marketed by a direct sales force of 10 people.

  The primary customers of the Company's credit and marketing information products and services include financial services organizations, retailers, collection agencies, utilities, automotive companies, telecommunications businesses and direct marketers. The principal customers of the Company's real estate information services are title companies, lenders, real estate firms and data licensing companies. For the year ended December 31, 1995, no customer accounted for more than 2% of the Company's sales. The Company's top 25 customers accounted for approximately 28% of 1995 sales.

REGULATORY

Regulation of Consumer Products

  The Company's consumer credit report and consumer prescreen products are regulated by the FTC under the provisions of the FCRA. The FCRA was intended to regulate the activities of consumer reporting agencies and was enacted to prevent both real and perceived abuses in the business of collecting and disseminating information on consumers. Since the FCRA was passed in 1970, the information technology supporting the industry has changed significantly.

  The FCRA created a framework for the industry by defining both the scope of the data subject to regulation and setting forth the permissible uses of such data. The FCRA defines, among other things, a "consumer report" and a "consumer reporting agency" and specifies the permissible purposes for furnishing a consumer report. The FCRA also specifies how long information may be reported on a consumer report. The FCRA requires consumer reporting agencies to employ "reasonable" procedures to: (i) limit the furnishing of consumer reports for impermissible purposes, (ii) avoid obsolescence in a consumer report and (iii) assure the maximum possible accuracy of such reports. The FCRA regulates disclosures to governmental agencies and consumers, specifies procedures for disputing information, specifies charges for certain disclosures, and sets requirements for the users of consumer reports and liability for non-compliance. In addition, administrative enforcement of the FCRA is assigned to the FTC.

  The consumer credit reporting industry is also regulated by many state credit reporting statutes. The state statutes typically regulate the activities of credit reporting agencies in much the same way as the FCRA, but impose different specific requirements.

  The Company is subject to two consent decrees, one with the FTC and one with eighteen individual states, pursuant to which the Company has agreed to comply with the FCRA and applicable state regulations and report certain information to the FTC and such states in connection with the Company's compliance activities. This reporting requirement expires at the end of 1996. Also, the Company has agreed to use only identifying information--name, address, telephone number, social security number, age and gender--from its consumer credit database for marketing purposes other than prescreen marketing services. The Company is also subject to two Assurances of Discontinuance with the State of Vermont whereby the Company is required to compensate consumers for losses relating to a particular incident as well as to maintain listings in certain Vermont phone books. The Company has satisfied its compensation requirements to consumers and is satisfying such phone book listing requirements.

Self Regulation

  In response to growing concerns about individual privacy and the collection, distribution and use of information about individuals, the Direct Marketing Association (the "DMA"), which is the leading trade association of direct marketers, has established certain guidelines for fair information practices which it recommends be followed by participants in the direct marketing industry. In addition to its compliance with the DMA guidelines, the Company has adopted and implemented fair information practices, principles and procedures which supplement those of the DMA. One of the guidelines suggested by the DMA is that direct marketers refrain from soliciting by mail or telephone those individuals who have contacted the DMA and have asked that they not be the subject of unrequested solicitations. To make compliance with this guideline possible, the DMA maintains the Mail Preference Service and the Telephone Preference Service, consisting of lists of those individuals who have notified the DMA that they wish to "opt out" of receiving mail or telephone solicitations. The DMA makes these lists available to participants in the direct marketing industry who subscribe to these services. The Company is a subscriber and receives updated lists from the DMA monthly and promptly removes from its database all information concerning the individuals who appear on the DMA lists.

Other Regulation

  Growing privacy concerns have also led to increased federal and state regulation of the collection, use and transfer of information about individuals and of direct marketers and their activities. Examples of laws regulating the use of information include laws adopted by a number of states precluding the use of voter registration and driver's license information and the federal Driver's Privacy Protection Act of 1994, which becomes effective in 1997. Under this Act, each state will be prohibited from disclosing personal information contained in motor vehicle department records for bulk use in surveys, marketing or solicitations, unless the state has implemented a procedure whereby each driver has the opportunity to prohibit such use of information about such driver. Examples of laws regulating direct marketers and their activities include: state laws requiring telemarketers to be bonded or registered; an FTC regulation prohibiting certain telemarketing practices and solicitations; and federal and state restrictions on the use by telemarketers of automatic dialing and artificial voices or prerecorded messages. Some of the activities of the Company may be subject to the Real Estate Settlement Procedures Act which regulates activities in connection with real estate transactions.

Compliance Activities

  The Company has adopted a policy of vigorously pursuing individual consumer and compliance issues, handling them as promptly and unambiguously as possible. For example, the Company has made a significant investment in its National Consumer Assistance Center to promptly resolve consumer issues as a key component of its commitment to compliance and customer service. Also, the Company has pursued a comprehensive program of compliance and consumer education activities. Such activities include the Company's: (i) comprehensive employee training and education program; (ii) system of compliance officers for its consumer credit business; (iii) advice and oversight by the law department; (iv) formal adoption of Fair Information Practices and Privacy Principles; (v) establishment of the Consumer Advisory Council; and (vi) an ongoing communication program geared towards education of the consumer.

INFORMATION TECHNOLOGIES

Allen Data Center

  The Company operates an information center in Allen, Texas. The Allen Data Center incorporates state of the art technology with approximately 2,200 million instructions per second ("MIPS") of processing capacity and over 12 terabytes of direct access storage device ("DASD"--disk) storage capacity. The advanced technology in the Allen Data Center supports 99.7% on-line system availability. The Allen Data Center operates 7 days a week, 24 hours a day, and encompasses 45,000 square feet of floor space. The major hardware systems currently installed in the Allen Data Center include four Amdahl MVS/CICS mainframe CPU's, 368 tape cartridge drives and 12 tape silos. The Company's consumer credit database is among the largest transaction-oriented (as opposed to archival) databases in the world, consisting of over 190 million consumer credit records with an average of 10 trade lines per record. The Company has built significant in-house software and hardware expertise related to the management and manipulation of large, complex databases. Substantially all of the Company's computer equipment and data operations are located at the Allen Data Center. See "Risk Factors--Risk of Data Center Failure."

  A recent study conducted by the Gartner Group ranked the Allen Data Center second in cost efficiency among the population of data centers it studied. According to the study, the Allen Data Center has a low weighted average cost per unit of data processing work, ranking it in the top 2% of all data centers in the Gartner Group sample. In addition, the Allen Data Center produces more customer work per MIPS than all comparison groups in the Gartner Group study.

File One

  In [    ] 1996, the Company will complete File One, a systems upgrade which converts its consumer credit database from a flat file to a relational database architecture. File One is structured to link as much relevant information and as many differing versions of the same information (such as duplicate records, social security numbers with transposed digits or name misspellings) as possible to each individual in the Company's consumer credit database with a unique personal identification number. The linkages in this data structure are designed to create more flexible methods of search and retrieval of information by finding individuals in the consumer credit database faster and more consistently. The Company initiated this upgrade in 1992 and as of December 31, 1995 has spent approximately $61 million on the development and implementation of File One over that time period (approximately $40 million of which has been expensed and $21 million capitalized). The Company expects to spend approximately $36 million on the implementation of File One in 1996. The Company does not expect to need to develop or implement another upgrade of this magnitude in the foreseeable future.

  Management believes that the Company has been a leader in the consumer credit information industry prior to the implementation of File One with respect to technology and data quality. The Company believes, however, that File One should provide a number of significant benefits. File One is expected to enhance the quality of data content, simplify the expansion and addition of new categories of information and facilitate the association of information in new ways both within the consumer credit database as well as with the other Databases. In particular, the Company expects that File One should enable it to develop new products that respond to changing customer requirements more quickly and cost effectively.

National Network

  The Company's nationwide communications network is among the most advanced in the country. It is a multi-layered, multi-protocol network. The Company's Central Transport Network ("CTN") connects communication facilities in 13 cities throughout the United States and carries data, voice and video. This network provides total redundancy for access to the Allen Data Center and is part of an AT&T service (SecureNet) that guarantees automatic data switching in the event of a fault. In addition to the CTN, the Company utilizes CompuServe, IBM and Tymnet public networks for customer access from anywhere in the United States. The use of the CTN and its technology allows for significant cost reductions as well as improved reliability.

National Consumer Assistance Center

  The Company has invested significant resources in the establishment of its National Consumer Assistance Center (the "NCAC") located in Allen, Texas to support its consumer credit products and services. The Company has pioneered the concept of automated, centralized national consumer assistance. The NCAC's staff of over 400 consumer relations specialists provides consumers with timely and professional assistance on issues to assist consumers in understanding the information contained in their credit report and correcting errors, if any, in the report.

  The NCAC staff handles over 8,000 telephone calls and 11,500 pieces of mail each day. Management ensures a high level of performance by implementing strong activity measurements and high standards for its associates in areas including, among others, the number of calls answered in less than three rings, average hold time and average number of days required to resolve consumer disputes.

  The Company believes that the NCAC provides it with a valuable capability by facilitating a three-way partnership among the Company, its customers, and consumers to maintain the integrity and accuracy of the information contained in the consumer credit files, thereby enhancing both the customer's ability to make accurate and timely credit granting decisions and the consumer's access to credit.

PROPRIETARY INFORMATION

  The Company's success is in large part dependent upon its proprietary information and technology. The Company relies on a combination of copyright, trade secret and contract protection to establish and protect its proprietary rights in its products and technology. The Company generally enters into confidentiality agreements with its management and programming staff and limits access to and distribution of its proprietary information. The Company also has implemented a number of procedures and controls designed to prohibit unauthorized access to the Company's computerized databases. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of its proprietary rights or information or independent third party development of substantially similar products and technology. Although the Company believes that its products and technology do not infringe any proprietary rights of others, the growing use of copyrights and patents to protect proprietary rights has increased the risk that third parties will increasingly assert claims of infringement in the future.

FACILITIES

  The Company primarily leases its facilities. The Company's principal executive offices are located in Orange, California, where the Company leases a 323,000 square foot facility pursuant to a lease expiring in 2002. The Company also leases 308,000 square feet of space in Allen, Texas for its Allen Data Center and the NCAC pursuant to a lease expiring in 2010. The Company leases a total of 1.2 million square feet of facility space.

EMPLOYEES

  As of the end of March, 1996, the Company had approximately 3,500 employees, including approximately 50 officers and managerial employees, 800 employees engaged in sales and marketing and 400 programmers and engineers. No employees of the Company are covered by a collective bargaining agreement and management believes that the Company enjoys a good relationship with employees.

LITIGATION

  The Company is subject to various claims and legal actions which arise in the ordinary course of business. The large majority of these claims are brought by consumers and allege various violations of the FCRA or corresponding state statutes. The Company does not believe that such claims and legal actions, individually or in the aggregate, will have a material adverse effect on the business or financial condition of the Company.

  Subsequent to the execution of the Recapitalization Agreement, James Springer ("Springer"), president and founder of McCall Springer, Inc. ("McCall Springer"), sent letters to Bain, THL and others claiming that Bain, THL and others have certain legal obligations to McCall Springer in connection with the Recapitalization. In his letters, Springer claimed that Bain, THL and others failed, in the context of the Recapitalization, to honor certain alleged agreements with McCall Springer relating to McCall Springer's earlier proposal to acquire TRW REDI as a separate entity. In February, 1996, each of Bain and THL brought suit in the United States District Court for the District of Massachusetts against McCall Springer seeking a declaratory judgment that neither Bain nor THL has any obligations to McCall Springer in connection with the Recapitalization Agreement or the Recapitalization. On April 11, 1996, Springer and McCall Springer filed a lawsuit, in the Superior Court for the County of Los Angeles, California naming TRW, TRW Information Systems & Services Division, TRW REDI, D. Van Skilling, Elsevier, N.V., IntelliData Holding Corporation, Bain, THL, Acadia Partners, L.P., and Oak Hill Partners, Inc. The complaint asserts claims sounding in tort and contract, as well as a claim under the Uniform Trade Secrets Act. The suit seeks unspecified compensatory and punitive damages and other equitable relief. McCall Springer has moved to dismiss or to stay the Bain and THL Massachusetts actions brought in federal court in favor of the California action brought in state court. IntelliData does not expect that a judgment in favor of McCall Springer in the California action will materially adversely affect the business or financial condition of the Company.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  Effective as of the Closing Date, the directors and executive officers of the Company are expected to be as follows:

NAME                             AGE POSITION
- ----                             --- --------
D. Van Skilling.................  62 Chief Executive Officer, President and
                                      Director
James Antal.....................  45 Vice President, Chief Financial Officer
Richard Cortese.................  49 Vice President & General Manager, Consumer
                                      Information Services
Ann M. Delligatta...............  49 Vice President, Organization Alignment
Thomas A. Gasparini.............  49 Vice President, General Counsel & Secretary
George J. Jurkowich.............  57 Vice President, Communications
Donald E. Lavoie................  48 Vice President & General Manager, Business
                                      Information Services
Donald J. Miller................  50 Vice President, Technology
Edwin P. Setzer.................  49 Vice President, Business Development and
                                      International
Margaret B. Smith...............  43 Vice President, Marketing
John N. Taussig.................  60 Vice President, Data Solutions and Decision
                                      Support
Anthony J. DiNovi...............  33 Director
Mark E. Nunnelly................  37 Director
Scott M. Sperling...............  38 Director
Robert F. White.................  40 Director

  D. Van Skilling. Mr. Van Skilling joined TRW in 1970 and, in 1989, assumed the position of Executive Vice President and General Manager, IS&S, responsible for general management, including setting strategy and direction, financial, operational, and administrative performance of IS&S, and for IS&S' compliance with all legal and ethical standards. His prior positions at TRW included: Corporate Vice President, Planning & Development, TRW Inc., responsible for worldwide strategic plans and related investment and business development (1987-89); a comparable position in the Industrial and Energy Sector (1983-87); director of sales and marketing for Energy Products Groups (1978-83); and general manager, Transportation Control Systems (1976-1978).

  James Antal. Mr. Antal joined TRW in 1978 and, in 1994, assumed the position of Vice President, Finance, IS&S, responsible for all aspects of financial planning and analysis, financial reporting and accounting, operational internal audit, purchasing and facilities management. His prior positions included: Director of Finance, Information Services Division, IS&S, responsible for all division-level finance and administration functions (1991-
1994) and Assistant Corporate Controller, TRW Inc. (1989-1990).

  Richard Cortese. Mr. Cortese joined TRW in 1991 and, in 1992, assumed the position of Vice President, Sales & Services of TRW Information Services, responsible for overseeing field sales operations throughout the United States for the consumer credit services unit of the division. His prior position at TRW was as Vice President of the National Accounts division.

  Ann M. Delligatta. Ms. Delligatta joined TRW in 1978 and, in 1994, assumed the position of Vice President and General Manager, Information Technology Services, responsible for the financial, operational and administrative performance of the information production capabilities of IS&S and its divisions, including the Allen data center; for on-going systems and software development and communications technology; and for planning for the production operations of a systems upgrade of its consumer credit database. Her prior positions at TRW included: Vice President, ITS, Copernicus Project, responsible for technical systems and software development (1992-1994); and Director, then Vice President, Decision Support Services, responsible for marketing, product development and operations for ancillary credit products (1991-1992).

  Thomas A. Gasparini. Mr. Gasparini joined TRW in 1979 and, in 1991, assumed the position of Vice President and Assistant General Counsel, IS&S, responsible for management and administration of all legal activities and legal/regulatory compliance activities as well as for the chairmanship of the privacy legislation oversight committee.

  George J. Jurkowich. Mr. Jurkowich joined TRW in 1994 and assumed the position of Vice President, Communications, IS&S, responsible for planning and implementing internal and external communications; for managing consumer education programs; for consumer policy and privacy issues; for representing IS&S in senior business, educational and community commitments; and for managing the IS&S legal and ethical compliance program. Prior to joining TRW, he held positions as Senior Communications Executive of British Petroleum, America (1989-1993).

  Donald E. Lavoie. Mr. Lavoie joined TRW in 1988 and, in 1992, assumed the position of Vice President and General Manager, TRW Business Information Services (BIS), responsible for financial, operational, and administrative performance of the Business Credit Division. His prior position at TRW was as Vice President, National Sales and Services, Business Credit Services (1988-
1992).

  Donald J. Miller. Dr. Miller joined TRW in 1976 and, in 1994, assumed the position of Vice President and Program Director, Copernicus Program, responsible for development and implementation of a multi-system, multi-project data management and data processing hardware, software and integration program. His prior positions at TRW included: Vice President and Division Manager, TRW Financial Systems, Inc. (until recently the commercial systems integration arm of IS&S) (1989-1994).

  Edwin P. Setzer. Mr. Setzer joined TRW in 1975 and, in 1991, assumed the position of President and General Manager, TRW REDI, a real estate information business formerly owned by TRW and Reed Elsevier and now owned by the Company, responsible to both joint venture partners for the financial, operational and administrative performance of a real estate information and services business. His prior positions at TRW included: General Manager, then Vice President and General Manager, of the property data and associated real estate information business that was predecessor to TRW REDI (1983-1991); and Director, Planning and Development of Information Systems Group, predecessor to IS&S, responsible for strategy and business development, including acquisitions and divestitures (1981-1983).

  Margaret B. Smith. Ms. Smith joined TRW in 1977 and, in 1994, assumed the position of Vice President Operations & Copernicus Business Implementation, responsible for the integration of relational database system. Her prior positions at TRW included: Vice President, Marketing and Operations (1993), Vice President, Product Assurance (1992) and Regional Vice President for the Southeast Region (1986-1991).

  John N. Taussig. Mr. Taussig joined TRW in 1985 and, in 1992, assumed the position of Vice President and General Manager, TRW Information Services Division (IS), responsible for financial, operational and administrative performance of the largest division of IS&S, including consumer credit reporting, credit marketing and target marketing consumer list services. His prior positions at TRW included: Vice President and General Manager, TRW Business Credit Services (1985-1992), responsible for business performance of the commercial credit reporting and business information services division of IS&S.

  Anthony J. DiNovi. Mr. DiNovi is a Director of the Company. Mr. DiNovi has been employed by the Thomas H. Lee Company since 1988 and currently serves as a Managing Director. Mr. DiNovi is also a Vice President and Trustee of THL Equity Trust III, the general partner of THL Equity Advisors III Limited Partnership, which is the general partner of Thomas H. Lee Equity Fund III, L.P. Mr. DiNovi also serves as a Vice President of Thomas H. Lee Advisors I and Thomas H. Lee Mezzanine II, affiliates of ML-Lee Acquisition Fund, L.P., ML-Lee Acquisition Fund II, L.P. and ML-Lee Acquisition Fund II (Retirement Accounts), L.P., respectively. Mr. DiNovi also serves as a Director of First Alert, Inc. and of various private corporations.

  Mark E. Nunnelly. Mr. Nunnelly is a Director of the Company. Mr. Nunnelly has been a Managing Director of Bain since April, 1993, and a General Partner of Bain Venture Capital since 1990. Prior to joining Bain Venture Capital, Mr. Nunnelly was a Partner at Bain & Company where he managed several relationships in the manufacturing sector, and he also served with Procter & Gamble Company Inc. in product management. He serves on the board of several companies including Stream International, Inc., EduServ Technologies, SR Research and Dade International Inc.

  Scott M. Sperling. Mr. Sperling is expected to serve as a Director of the Company. Mr. Sperling is a Managing Director of the Thomas H. Lee Company. Mr. Sperling is also a Vice President and Trustee of THL Equity Trust III, the general partner of THL Equity Advisors III Limited Partnership, which is the general partner of Thomas H. Lee Equity Fund III, L.P. From 1984 to 1994 he served as the Managing Partner of the Aeneas Group Inc., the affiliate of the Harvard Management Company, responsible for all private capital market investments. He is a Director of Beacon Properties, Inc., Softkey International, Livent, Inc. and various private corporations.

  Robert F. White. Mr. White is expected to serve as a Director of the Company. Mr. White has been a Managing Director of Bain since April, 1993, and a General Partner of Bain Venture Capital since 1987. Prior to joining Bain Venture Capital, Mr. White was a Manager at Bain & Company and a Senior Accountant with Price Waterhouse LLP. He is a Director of Stream
International, Inc., Totes Inc., and Brookstone, Inc.

  The Stockholders' Agreement (as defined herein) will provide, among other things, that each of Bain, THL, certain members of the Company's management, TRW and certain other investors will vote all of the Common Stock of Holdings owned by it so as to elect a Board of Directors of Holdings consisting of at least two designees of each of Bain and THL, and one designee of TRW. Messrs. Nunnelly and White are expected to be the designees of Bain and Messrs. DiNovi and Sperling are expected to be the designees of THL. The TRW designee has not yet been determined. In addition, Mr. Van Skilling is also expected to serve as a director. The Company will cause the directors and officers of the Company to be identical to those of Holdings.

  The term in office of each director will end when his successor has been elected at the next following annual meeting of stockholders and qualified or upon his removal or resignation. The term in office of each executive officer ends when his successor has been elected and qualified or upon his removal or resignation.

EXECUTIVE COMPENSATION

  After the Closing Date, D. Van Skilling is expected to be the Company's Chief Executive Officer. The following table and footnotes set forth certain summary information concerning compensation paid or accrued by the Company on behalf of each of D. Van Skilling and the other four most highly compensated executive officers of the Company for the year ended December 31, 1995 (the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                                            LONG-TERM
                                                           COMPENSATION
                                                           ------------
                                ANNUAL COMPENSATION         AWARDS(3)
                         --------------------------------- ------------
                                              OTHER
                                       ANNUAL COMPENSATION  SECURITIES   ALL OTHER COMPENSATION
                                       -------------------  UNDERLYING  ------------------------
        NAME AND               SALARY   OIP(1)    SIP(2)     OPTIONS             HEALTH   LIFE
  PRINCIPAL POSITIONS    YEAR   ($)       ($)       ($)        (#)      SSP(4)  INS.(5)   INS.
  -------------------    ---- -------- --------- --------- ------------ ------- -------- -------
D. Van Skilling......... 1995 $303,750 $ 176,600 $ 580,404    9,000     $ 9,113  $3,456   $2,080
Chief Executive Officer
Ned W. Manashil......... 1995  165,500    74,700    80,000    1,500       4,965   3,456      316
Vice President
Alden V. Munson, Jr. ... 1995  180,000    83,900   128,000    4,000       5,400   3,456      316
Vice President
Edwin P. Setzer......... 1995  187,500    73,100   120,000      --          --    5,858      --
Vice President
John N. Taussig......... 1995  191,417   109,600   128,000    4,000       5,743   3,456      758
Vice President

- --------
(1) Amounts shown represent payouts under the Company's annual operational incentive plan.
(2) Amounts shown represent payouts under the Company's long-term strategic incentive plan.
(3) Options granted were issued under the TRW Stock Option Plan and are exercisable for common stock of TRW.
(4) Amounts shown represent matching contributions to the 401k plan.
(5) For all Named Executive Officers except Mr. Setzer, amounts shown represent the aggregate average cost of the Executive Health Care Plan in excess of amounts contributed by participants. Amounts shown for Mr. Setzer represent reimbursement for medical expenses.

STOCK OPTIONS

  The following table contains information concerning the grant of stock options under the TRW Stock Option Plan to the Named Executive Officers during the year ended December 31, 1995.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                      INDIVIDUAL GRANTS
                         -------------------------------------------
                                                                           POTENTIAL
                                                                      REALIZABLE VALUE AT
                                                                        ASSUMED ANNUAL
                         SECURITIES  % OF TOTAL                      RATES OF STOCK PRICE
                         UNDERLYING   OPTIONS                            APPRECIATION
                          OPTIONS    GRANTED TO  EXERCISE               FOR OPTION TERM
                         GRANTED(1) EMPLOYEES IN  PRICE   EXPIRATION ---------------------
       NAME                 (#)     FISCAL YEAR   ($/SH)     DATE      5%($)      10%($)
       ----              ---------- ------------ -------- ---------- ---------- ----------
D. Van Skilling.........   9,000        14.4%     $64.63    2/7/05   $  365,850 $  927,180
Ned W. Manashil.........   1,500         2.4%      64.63    2/7/05       60,975    154,530
Alden V. Munson, Jr. ...   4,000         6.4%      64.63    2/7/05      162,600    412,080
Edwin P. Setzer.........     --          --          --        --           --         --
John N. Taussig.........   4,000         6.4%      64.63    2/7/05      162,600    412,080

- --------
(1) Options become exercisable in three equal annual installments beginning one year after February 7, 1995, the date of grant.

OPTION EXERCISES AND YEAR-END INTERESTS

  The following table provides information with respect to the Named Executive Officers concerning the exercise of options during the fiscal year ended December 31, 1995 and unexercised options held as of the end of such year.

                   AGGREGATE OPTION EXERCISES IN LAST FISCAL
                    YEAR AND FISCAL YEAR END OPTION VALUES

                                                        NUMBER OF             VALUE OF
                                                        SECURITIES           UNEXERCISED
                                                  UNDERLYING UNEXERCISED    IN-THE-MONEY
                            SHARES                      OPTIONS AT           OPTIONS AT
                           ACQUIRED                FISCAL YEAR-END (#)   FISCAL YEAR-END(#)
                              ON         VALUE         EXERCISABLE/         EXERCISABLE/
       NAME              EXERCISE (#) REALIZED($)     UNEXERCISABLE         UNEXERCISABLE
       ----              ------------ ----------- ---------------------- -------------------
D. Van Skilling.........    3,000       $47,805       85,405/15,667      $2,610,658/$194,167
Ned W. Manashil.........    1,800        75,650           666/2,834             7,826/34,980
Alden V. Munson, Jr. ...      300        12,608        27,033/6,867           827,271/85,167
Edwin P. Setzer.........      --            --              --                   --
John N. Taussig.........    1,000        29,873        17,132/8,168          490,709/101,855

                          OWNERSHIP OF CAPITAL STOCK

  After the consummation of the Transactions, Holdings will own all of the outstanding common stock of the Company. Holdings' voting securities are expected to be beneficially owned as follows:

                                                                      PERCENT(1)
                                                                      OF VOTING
    NAME OF BENEFICIAL OWNER                                            POWER
    ------------------------                                          ----------
    TRW(1)...........................................................   19.6%
    D. Van Skilling(2)...............................................
    Bain.............................................................
      c/o Bain Capital, Inc.
      Two Copley Place, 7th Floor
      Boston, MA 02116
    Anthony J. DiNovi................................................
      c/o Thomas H. Lee Company
      75 State Street
      Boston, MA 02109
    Ned W. Manashil(2)...............................................
    Alden V. Munson, Jr.(2)..........................................
    Mark E. Nunnelly.................................................
      c/o Bain Capital, Inc.
      Two Copley Place, 7th Floor
      Boston, MA 02116
    Edwin P. Setzer(2)...............................................
    Scott M. Sperling................................................
      c/o Thomas H. Lee Company
      75 State Street
      Boston, MA 02109
    John N. Taussig(2)...............................................
    THL..............................................................
      c/o Thomas H. Lee Company
      75 State Street
      Boston, MA 02109
    Robert F. White..................................................
      c/o Bain Capital, Inc.
      Two Copley Place, 7th Floor
      Boston, MA 02116
    Other Investors..................................................

- --------
(1) TRW will hold 5.56% of the Common Stock and all of the outstanding Preferred Stock of Holdings. The Preferred Stock and the Common Stock held by TRW in the aggregate will constitute approximately 19.6% of the voting power of Holdings.
(2) The address of all officers of the Company after the Closing Date will be c/o IS&S, 505 City Parkway West, Orange, CA 92668.

PREFERRED STOCK

  In connection with the Recapitalization, a subsidiary of TRW will be issued two classes of Preferred Stock of Holdings, the Voting Preferred will have $47.2 million of liquidation value and be convertible at any time by the holder into 6.9% of the fully-diluted Common Stock of Holdings as of the Closing Date, and the Non-voting Preferred will have $27.8 million of liquidation value and be convertible at any time by the holder into 4.1% of the fully-diluted Common Stock of Holdings as of the Closing Date. As of the Closing Date, the Voting Preferred will represent 14.87% of the aggregate voting power of Holdings. Dividends will accrue on each class of Preferred Stock at a rate of 12% per year for as long as the Preferred Stock is outstanding, payable, at Holdings option, in cash or equivalent accruals. The effective conversion price of each class of Preferred Stock will increase on each payment date in proportion to the accrual of dividends.

  The Preferred Stock will be redeemable (a) by Holdings after two years at the liquidation value thereof and (b) by Holdings upon an initial public offering of Holdings' equity securities or other sale at 104% of the liquidation value thereof until the first anniversary of the Closing Date and at 100% of the liquidation value thereafter. Bain and THL may not transfer more than 50% of their initial equity ownership in Holdings to a third party unless the third party offers to purchase the Preferred Stock at the liquidation value thereof.

                             DESCRIPTION OF NOTES

  The Notes will be issued under an indenture (the "Indenture"), to be dated
as of    , 1996 by and between the Company and [     ], as Trustee (the
"Trustee"). A copy of the form of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (the "TIA"), and to all of the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part of the Indenture by reference to the TIA as in effect on the date of the Indenture. The definitions of certain capitalized terms used in the following summary are set forth below under "Certain Definitions." For purposes of this section, references to the "Company" include only the Company and not its subsidiaries.

  The Notes will be unsecured obligations of the Company, ranking subordinate in right of payment to all Senior Indebtedness of the Company.

  The Notes will be issued in fully registered form only, without coupons, in denominations of $1,000 and integral multiples thereof. Initially, the Trustee will act as Paying Agent and Registrar for the Notes. The Notes may be presented for registration of transfer and exchange at the offices of the Registrar, which initially will be the Trustee's corporate trust office. The Company may change any Paying Agent and Registrar without notice to holders of the Notes (the "Holders"). The Company will pay principal (and premium, if any) on the Notes at the Trustee's corporate office in New York, New York. At the Company's option, interest may be paid at the Trustee's corporate trust office or by check mailed to the registered address of Holders.

PRINCIPAL, MATURITY AND INTEREST

  The Notes are limited in aggregate principal amount to $300 million and will
mature on    , 2006. Interest on the Notes will accrue at the rate of    % per
annum and will be payable semiannually in cash on each     and    commencing
on    , 199 , to the Persons who are registered Holders at the close of
business on     the     and     immediately preceding the applicable interest
payment date. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance.

  The Notes will not be entitled to the benefit of any mandatory sinking fund.

REDEMPTION

  Optional Redemption. The Notes will be redeemable, at the Company's option,
in whole at any time or in part from time to time, on and after    , 2001,
upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of the principal amount thereof)
if redeemed during the twelve-month period commencing on     of the year set
forth below, plus, in each case, accrued interest to the date of redemption:

      YEAR                                                            PERCENTAGE
      ----                                                            ----------
      2001...........................................................         %
      2002...........................................................
      2003...........................................................
      2004 and thereafter............................................   100.00

  Optional Redemption Upon Equity Offerings. At any time, or from time to
time, on or prior to    , 1999, the Company may, at its option, use the net
cash proceeds of one or more Equity Offerings (as defined below) to redeem up to 40% of the aggregate principal amount of Notes originally issued at a
redemption price equal to    % of the principal amount thereof plus accrued
interest to the date of redemption; provided that at least $   million of the
original principal amount of Notes remains outstanding immediately after any such redemption.

  In order to effect the foregoing redemption with the proceeds of any Equity Offering, the Company shall make such redemption not more than 120 days after the consummation of any such Equity Offering.

  As used in the preceding two paragraphs, "Equity Offering" means an offering of Qualified Capital Stock of Holdings or the Company; provided that, in the event of an Equity Offering by Holdings, Holdings contributes to the capital of the Company the portion of the net cash proceeds of such Equity Offering necessary to pay the aggregate redemption price (plus accrued interest to the redemption date) of the Notes to be redeemed pursuant to the preceding paragraph.

SELECTION AND NOTICE

  In case of a partial redemption, selection of the Notes or portions thereof for redemption shall be made by the Trustee by lot, pro rata or in such manner as it shall deem appropriate and fair and in such manner as complies with any applicable legal requirements; provided, however, that if a partial redemption is made with the proceeds of an Equity Offering, selection of the Notes or portion thereof for redemption shall be made by the Trustee only on a pro rata basis, unless such method is otherwise prohibited. Notes may be redeemed in part in multiples of $1,000 principal amount only. Notice of redemption will be sent, by first class mail, postage prepaid, at least 30 days and not more than 60 days prior to the date fixed for redemption to each Holder whose Notes are to be redeemed at the last address for such Holder then shown on the registry books. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after any redemption date, interest will cease to accrue on the Notes or part thereof called for redemption as long as the Company has deposited with the Paying Agent funds in satisfaction of the redemption price pursuant to the Indenture.

RANKING OF NOTES

  The indebtedness evidenced by the Notes will be unsecured Senior Subordinated Indebtedness of the Company, will be subordinated in right of payment, as set forth in the Indenture, to all existing and future Senior Indebtedness of the Company, will rank pari passu in right of payment with all existing and future Senior Subordinated Indebtedness of the Company and will be senior in right of payment to all existing and future Subordinated Obligations of the Company. The Notes will also be effectively subordinated to any Secured Indebtedness of the Company to the extent of the value of the assets securing such Indebtedness, and to all Indebtedness of its Subsidiaries. However, payment from the money or the proceeds of U.S. government obligations held in any defeasance trust described under "--Legal Defeasance and Covenant Defeasance" below is not subordinated to any Senior Indebtedness or subject to the restrictions described above if the deposit to such trust which is used to fund such payment was permitted at the time of such deposit.

  As of March 31, 1996, on a pro forma basis, after giving effect to the Transactions, the Company would have had approximately $511.7 million of Senior Indebtedness outstanding (excluding unused commitments) all of which would have been Secured Indebtedness. Although the Indenture contains limitations on the amount of additional Indebtedness which the Company and its Restricted Subsidiaries may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness or Secured Indebtedness. See "--Certain Covenants-- Limitation on Incurrence of Additional Indebtedness" below.

  Only Indebtedness of the Company that is Senior Indebtedness will rank senior in right of payment to the Notes in accordance with the provisions of the Indenture. The Notes will in all respects rank pari passu in right of payment with all other Senior Subordinated Indebtedness of the Company. The Company has agreed in the Indenture that it will not incur, directly or indirectly, any Indebtedness which is expressly subordinate in right of payment to Senior Indebtedness unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness. Without limiting the foregoing, unsecured Indebtedness is not deemed to be subordinate or junior to Secured Indebtedness merely because it is unsecured.

  The Company may not pay principal of, premium (if any) or interest on, or any other amount in respect of, the Notes or make any deposit pursuant to the provisions described under "--Legal Defeasance and Covenant Defeasance" below and may not otherwise purchase, redeem or otherwise retire any Notes (collectively, "pay the Notes") if (i) any Senior Indebtedness is not paid when due in cash or Cash Equivalents or (ii) any other default on Senior Indebtedness occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms unless, in either case, the default has been cured or waived and any such acceleration has been rescinded or such Senior Indebtedness has been paid in full in cash or Cash Equivalents. However, the Company may pay the Notes without regard to the foregoing if the Company and the Trustee receive written notice approving such payment from the Representative of the holders of the Senior Indebtedness with respect to which either of the events set forth in clause (i) or (ii) of the immediately preceding sentence has occurred and is continuing.

  In addition, during the continuance of any default (other than a default described in clause (i) or (ii) of the first sentence of the immediately preceding paragraph) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Company may not pay the Notes for a period (a "Payment Blockage Period") commencing upon the receipt by the Trustee (with a copy to the Company) of written notice (a "Blockage Notice") of such default from the Representative of the holders of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter (or earlier if such Payment Blockage Period is terminated (i) by written notice to the Trustee and the Company from the Person or Persons who gave such Blockage Notice, (ii) because the default giving rise to such Blockage Notice is no longer continuing or (iii) because such Designated Senior Indebtedness has been repaid in full in cash or Cash Equivalents).

  Notwithstanding the provisions described in the immediately preceding paragraph, unless any of the events described in clause (i) or (ii) of the first sentence of the second immediately preceding paragraph is then occurring, the Company may resume payments on the Notes after the end of such Payment Blockage Period, including any missed payments. Not more than one Blockage Notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period. However, if any Blockage Notice within such 360-day period is given by or on behalf of any holders of Designated Senior Indebtedness other than the Bank Indebtedness, a Representative of holders of Bank Indebtedness may give another Blockage Notice within such period. In no event, however, may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any 360 consecutive day period.

  Upon any payment or distribution of the assets or securities of the Company upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to the Company or its property or in a bankruptcy, insolvency, receivership or similar proceeding relating to the Company or its property, or in an assignment for the benefit of creditors or any marshalling of the assets and liabilities of the Company, the holders of Senior Indebtedness will be entitled to receive payment in full in cash or Cash Equivalents of the Senior Indebtedness before the holders of the Notes are entitled to receive any payment and, until the Senior Indebtedness is paid in full in cash or Cash Equivalents, any payment or distribution to which holders of the Notes would be entitled but for the subordination provisions of the Indenture will be made to holders of the Senior Indebtedness as their interests may appear. If a payment or distribution is made to holders of the Notes that due to the subordination provisions should not have been made to them, such holders of the Notes are required to hold it in trust for the holders of Senior Indebtedness and pay it over to them as their interests may appear.

  If payment of the Notes is accelerated because of an Event of Default, the Company or the Trustee shall promptly notify the holders of the Designated Senior Indebtedness or the Representative of such holders of the acceleration. The Company may not pay the Notes until five business days after such holders or the Representative of the holders of Designated Senior Indebtedness receive notice of such acceleration and, thereafter, may pay the Notes only if the subordination provisions of the Indenture otherwise permit payment at that time.

  By reason of such subordination provisions contained in the Indenture, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the holders of the Notes, and creditors of the Company who are not holders of Senior Indebtedness or of Senior Subordinated Indebtedness (including the Notes) may recover less, ratably, than holders of Senior Indebtedness and may recover more than the holders of Senior Subordinated Indebtedness.

GUARANTEES

  After the Issue Date, the Company will cause each Restricted Subsidiary of the Company that guarantees payment of the Bank Indebtedness (each, a "Subsidiary Guarantor") to execute and deliver to the Trustee a supplemental indenture pursuant to which such Restricted Subsidiary will guarantee (each, a "Guarantee") payment of the Notes. See "Certain Covenants--Future Guarantees."

  Each such Subsidiary Guarantor will unconditionally guarantee, on a senior subordinated basis, jointly and severally, to each Holder and the Trustee, the full and prompt performance of the Company's obligations under the Indenture and the Notes, including the payment of principal of and interest on the Notes. The Guarantees will be subordinated to Guarantor Senior Indebtedness on the same basis as the Notes are subordinated to Senior Indebtedness. The obligations of each Subsidiary Guarantor are limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, will result in the obligations of such Subsidiary Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Subsidiary Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Subsidiary Guarantor in an amount pro rata, based on the Adjusted Net Assets (as defined in the Indenture) of each Subsidiary Guarantor.

  Each Subsidiary Guarantor may consolidate with or merge into, liquidate, dissolve or sell its assets to the Company or another Subsidiary Guarantor that is a Wholly Owned Restricted Subsidiary of the Company without limitation, or with other Persons upon the terms and conditions set forth in the Indenture. See "Certain Covenants--Merger, Consolidation and Sale of Assets." In the event that (i) either all of the Capital Stock of a Subsidiary Guarantor is sold by the Company (whether by merger, stock purchase or otherwise) or all or substantially all of the assets of a Subsidiary Guarantor are sold by such Subsidiary Guarantor and such sale complies with the provisions set forth in "Certain Covenants--Limitation on Asset Sales" or (ii) the lenders under the Bank Credit Agreement release a Subsidiary Guarantor of all guarantees under the Bank Credit Agreement and release all Liens on the property and assets of such Subsidiary Guarantor relating to the Bank Indebtedness, then in each case the Subsidiary Guarantor's Guarantee will be released.

CHANGE OF CONTROL

  The Indenture will provide that upon the occurrence of a Change of Control Triggering Event, each Holder will have the right to require that the Company purchase all or a portion of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer"), at a purchase price equal to 101% of the principal amount thereof plus accrued interest to the date of purchase.

  The Indenture will provide that, prior to the mailing of the notice referred to below, but in any event within 30 days following any Change of Control Triggering Event, the Company covenants to (i) repay in full and terminate all commitments under the Bank Indebtedness or offer to repay in full and terminate all commitments under all Bank Indebtedness and to repay the Bank Indebtedness owed to each holder of Bank Indebtedness which has accepted such offer or (ii) obtain the requisite consents under the Bank Credit Agreement to permit the repurchase of the Notes as provided below. The Company shall first comply with the covenant in the immediately preceding sentence before it shall be required to repurchase Notes pursuant to the provisions described below. The Company's failure to comply with this covenant shall constitute an Event of Default described in clause (iii) and not in clause (ii) under "Events of Default" below.

  Within 30 days following the date upon which the Change of Control Triggering Event occurred, the Company must send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 45 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date"). Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

  If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the Company is required to purchase outstanding Notes pursuant to a Change of Control Offer, the Company expects that it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing.

  The definition of Change of Control includes a phrase relating to the sale, lease, exchange or other transfer of "all or substantially all" of the Company's assets as such phrase is defined in the Revised Model Business Corporation Act. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise definition of the phrase under applicable law. Accordingly, the ability of a Holder to require the Company to repurchase such Notes as a result of a sale, lease, exchange or other transfer of less than all of the assets of the Company to another Person may be uncertain.

  Neither the Board of Directors of the Company nor the Trustee may waive the covenant relating to a Holder's right to redemption upon a Change of Control Triggering Event. Restrictions in the Indenture described herein on the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness, to grant Liens on their properties, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the Notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders of Notes protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

  The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

CERTAIN COVENANTS

  The Indenture contains, among others, the following covenants:

  Limitation on Restricted Payments. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, (a) declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock) on or in respect of shares of Capital Stock of the Company to holders of such Capital Stock, (b) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock, other than the exchange of such Capital Stock for Qualifield Capital Stock, or (c) make any Investment (other than Permitted Investments) (each of the foregoing actions set forth in clauses
(a), (b) and (c) being referred to as a "Restricted Payment"), if at the time of such Restricted Payment or immediately after giving effect thereto, (i) a Default or an Event of Default shall have occurred and be continuing, (ii) the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant, or (iii) the aggregate amount of Restricted Payments made subsequent to the Issue Date shall exceed the sum of:
(w) 50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company earned subsequent to the Issue Date and on or prior to the date the Restricted Payment occurs (the "Reference Date") (treating such period as a single accounting period); plus (x) 100% of the aggregate net proceeds received by the Company (including the fair market value of property other than cash) from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Issue Date and on or prior to the

Reference Date of Qualified Capital Stock of the Company (including Capital Stock issued upon the conversion of convertible Indebtedness or in exchange for outstanding Indebtedness); plus (y) without duplication of any amounts included in clause (iii)(x) above, 100% of the aggregate net proceeds (including the fair market value of property other than cash) of any equity contribution received by the Company from a holder of the Company's Capital Stock; (excluding any net proceeds from an Equity Offering to the extent used to redeem Notes in accordance with the optional redemption provisions of the Notes other than in connection with an Equity Offering pursuant to a registration statement filed with the Commission in accordance with the Securities Act); plus (z) to the extent that any Investment (other than a Permitted Investment) that was made after the Issue Date is sold for cash or otherwise liquidated or repaid for cash, the lesser of (A) the cash received with respect to such sale, liquidation or repayment of such Investment (less the cost of such sale, liquidation or repayment, if any) and (B) the initial amount of such Investment.

  Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit: (1) the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of such dividend or notice of such redemption if the dividend or payment of the redemption price, as the case may be, would have been permitted on the date of declaration or notice; (2) if no Event of Default shall have occurred and be continuing as a consequence thereof, the acquisition of any shares of Capital Stock of the Company, either (i) solely in exchange for shares of Qualified Capital Stock of the Company, or (ii) through the application of net proceeds of a substantially concurrent sale (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company; (3) payments for the purpose of and in an amount equal to the amount required to permit Holdings to redeem or repurchase Holdings' common equity or options in respect thereof, in each case in connection with the repurchase provisions under employee stock option or stock purchase agreements or other agreements to compensate management employees; provided that such redemptions or repurchases pursuant to this clause (3) shall not exceed $10 million (which amount shall be increased by the amount of any proceeds to the Company from
(x) sales of Capital Stock of Holdings to management employees subsequent to the Issue Date and (y) any "key-man" life insurance policies which are used to make such redemptions or repurchases) in the aggregate; provided, further, that the cancellation of Indebtedness owing to the Company from members of management of the Company or any of its Restricted Subsidiaries in connection with a repurchase of Capital Stock of Holdings will not be deemed to constitute a Restricted Payment under the Indenture; (4) the making of distributions, loans or advances in an amount not to exceed $1 million per annum sufficient to permit Holdings to pay the ordinary operating expenses of Holdings (including, without limitation, directors fees, indemnification obligations, professional fees and expenses) related to Holdings' ownership of Capital Stock of the Company (other than to the Principals or their Related Parties); (5) the payment of any amounts pursuant to the Tax Allocation Agreement; (6) the payment of fees and compensation as permitted under clause
(i) of paragraph (b) of the "Transactions with Affiliates" covenant; (7) so long as no Default or Event of Default shall have occurred and be continuing, payments not to exceed $100,000 in the aggregate, to enable Holdings to make payments to holders of its Capital Stock in lieu of issuance of fractional shares of its Capital Stock; and (8) repurchases of Capital Stock deemed to occur upon the exercise of stock options if such Capital Stock represents a portion of the exercise price thereof. In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iii) of the immediately preceding paragraph, (a) amounts expended (to the extent such expenditure is in the form of cash or other property other than Qualified Capital Stock) pursuant to clauses (1), (2) and (3) of this paragraph shall be included in such calculation, provided that such expenditures pursuant to clause (3) shall not be included to the extent of cash proceeds received by the Company from any "key man" life insurance policies and (b) amounts expended pursuant to clause (4), (5), (6), (7) and
(8) shall be excluded from such calculation.

  Limitation on Incurrence of Additional Indebtedness. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, "incur") any Indebtedness (other than Permitted Indebtedness); provided, however, that if no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the incurrence of any such Indebtedness, the Company or any Subsidiary Guarantor may incur Indebtedness if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof, the Consolidated Fixed Charge Coverage Ratio of the Company is greater than (a)
2.0 to 1.0 if such proposed incurrence of Indebtedness is prior to     , 1999
or (b) 2.25 to 1.0 if such proposed incurrence of Indebtedness is on or after , 1999.

  Limitations on Transactions with Affiliates.

  (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (an "Affiliate Transaction"), other than (x) Affiliate Transactions permitted under paragraph
(b) below and (y) Affiliate Transactions on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate; provided, however, that for a transaction or series of related transactions with an aggregate value of $5 million or more, at the Company's option (i) such determination shall be made in good faith by a majority of the disinterested members of the Board of the Directors of the Company or (ii) the Board of Directors of the Company or any such Restricted Subsidiary party to such Affiliate Transaction shall have received a favorable opinion from a nationally recognized investment banking firm that such Affiliate Transaction is on terms not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate; provided, further, that for a transaction or series of related transactions with an aggregate value of $10 million or more, the Board of Directors of the Company shall have received a favorable opinion from a nationally recognized investment banking firm that such Affiliate Transaction is on terms not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate.

  (b) The foregoing restrictions shall not apply to (i) reasonable fees and compensation paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Subsidiary as determined in good faith by the Company's Board of Directors or senior management; (ii) transactions exclusively between or among the Company and any of its Wholly Owned Restricted Subsidiaries or exclusively between or among such Wholly Owned Restricted Subsidiaries, provided such transactions are not otherwise prohibited by the Indenture; (iii) transactions effected as part of a Qualified Receivables Transaction; (iv) any agreement as in effect as of the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) in any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date; and (v) Restricted Payments permitted by the Indenture.

  Limitation on Liens. The Company will not, and will not permit any of its Restricted Subsidiaries to, create, incur, assume or suffer to exist any Liens of any kind against or upon any of its property or assets, or any proceeds therefrom, unless (i) in the case of Liens securing Indebtedness that is expressly subordinate or junior in right of payment to the Notes, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens and (ii) in all other cases, the Notes are equally and ratably secured, except for (A) Liens existing as of the Issue Date and any extensions, renewals or replacements thereof; (B) Liens securing Senior Indebtedness and Guarantor Senior Indebtedness; (C) Liens securing the Notes and the Guarantees; (D) Liens of the Company or a Wholly Owned Restricted Subsidiary on assets of any Subsidiary of the Company; (E) Liens securing Indebtedness which is incurred to refinance Indebtedness which has been secured by a Lien permitted

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

under the Indenture and which has been incurred in accordance with the provisions of the Indenture; provided, however, that such Liens do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so refinanced; and (F) Permitted Liens.

  Prohibition on Incurrence of Senior Subordinated Debt. Neither the Company nor any Subsidiary Guarantor will incur or suffer to exist Indebtedness that is senior in right of payment to the Notes or such Subsidiary Guarantor's Guarantee and subordinate in right of payment to any other Indebtedness of the Company or such Subsidiary Guarantor, as the case may be.

  Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on or in respect of its Capital Stock; (b) make loans or advances or to pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary of the Company; or (c) transfer any of its property or assets to the Company or any other Restricted Subsidiary of the Company, except for such encumbrances or restrictions existing under or by reason of:
(1) applicable law; (2) the Indenture; (3) non-assignment provisions of any contract or any lease entered into in the ordinary course of business; (4) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to the Company or any Restricted Subsidiary of the Company, or the properties or assets of any such Person, other than the Person or the properties or assets of the Person so acquired; (5) agreements existing on the Issue Date (including, without limitation, the Bank Credit Agreement); (6) restrictions on the transfer of assets subject to any Lien permitted under the Indenture imposed by the holder of such Lien; (7) restrictions imposed by any agreement to sell assets permitted under the Indenture to any Person pending the closing of such sale; (8) any agreement or instrument governing Capital Stock of any Person that is acquired after the Issue Date; (9) Indebtedness or other contractual requirements of a Receivables Entity in connection with a Qualified Receivables Transaction; provided that such restrictions apply only to such Receivables Entity; or (10) an agreement effecting a refinancing, replacement or substitution of Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (2), (4) or (5) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such refinancing, replacement or substitution agreement are no less favorable to the Company or the Holders in any material respect as determined by the Board of Directors of the Company than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (2), (4) or (5).

  Limitation on Preferred Stock of Subsidiaries. The Company will not permit any of its Restricted Subsidiaries to issue any Preferred Stock (other than to the Company or to a Wholly Owned Restricted Subsidiary of the Company) or permit any Person (other than the Company or a Wholly Owned Restricted Subsidiary of the Company) to own any Preferred Stock of any Restricted Subsidiary of the Company.

  Merger, Consolidation and Sale of Assets. The Company will not, in a single transaction or a series of related transactions, consolidate with or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets to, another Person or Persons unless
(i) either (A) the Company shall be the survivor of such merger or consolidation or (B) the surviving Person is a corporation existing under the laws of the United States, any state thereof or the District of Columbia and such surviving Person shall expressly assume all the obligations of the Company under the Notes and the Indenture; (ii) immediately after giving effect to such transaction (on a pro forma basis, including any Indebtedness incurred or anticipated to be incurred in connection with such transaction and including adjustments that are (i) directly attributable to such transaciton and (ii) factually supportable), the Company or the surviving Person is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of

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

Additional Indebtedness" covenant; (iii) immediately before and immediately after giving effect to such transaction (including any Indebtedness incurred or anticipated to be incurred in connection with the transaction), no Default or Event of Default shall have occurred and be continuing; (iv) each Subsidiary Guarantor, unless it is the other party to the transaction, shall have by supplemental indenture confirmed that after consummation of such transaction its Guarantee shall apply, as such Guarantee applied on the date it was granted under the Indenture to the obligations of the Company under the Indenture and the Notes, to the obligations of the Company or such Person, as the case may be, under the Indenture and the Notes; and (v) the Company has delivered to the Trustee an officers' certificate and opinion of counsel, each stating that such consolidation, merger or transfer complies with the Indenture, that the surviving Person agrees to be bound thereby, and that all conditions precedent in the Indenture relating to such transaction have been satisfied. For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company. Notwithstanding the foregoing clauses (ii) and (iii), (a) any Restricted Subsidiary of the Company may consolidate with, merge into or transfer all or part of its properties and assets to the Company and (b) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another jurisdiction.

  The Indenture will provide that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, the surviving entity shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such surviving entity had been named as such; provided that solely for purposes of computing amounts described in clause (iii) of the first paragraph of the covenant "Limitation on Restricted Payments" above, any such surviving entity to the Company shall only be deemed to have succeeded to and be substituted for the Company with respect to periods subsequent to the effective time of such merger, consolidation, combination or transfer of assets.

  Each Subsidiary Guarantor (other than any Subsidiary Guarantor whose Guarantee is to be released in accordance with the terms of its Guarantee and the Indenture in connection with any transaction complying with the provisions of "--Limitation on Asset Sales" or as otherwise provided in the Indenture) will not, and the Company will not cause or permit any Subsidiary Guarantor to, consolidate with or merge with or into any Person other than the Company or any other Subsidiary Guarantor unless: (i) the entity formed by or surviving any such consolidation or merger (if other than the Subsidiary Guarantor) or to which such sale, lease, conveyance or other disposition shall have been made is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia; (ii) such entity assumes by supplemental indenture all of the obligations of the Subsidiary Guarantor on the Guarantee; (iii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and (iv) immediately after giving effect to such transaction and the use of any net proceeds therefrom, on a pro forma basis, including adjustments that are (i) directly attributable to such transaction and (ii) factually supportable, the Company could satisfy the provisions of clause (ii) of the first paragraph of this covenant.

  Limitation on Asset Sales. The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless (i) the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by the Company's Board of Directors), (ii) at least 75% of the consideration received by the Company or such Restricted Subsidiary, as the case may be, from such Asset Sale shall be cash or Cash Equivalents and is received at the time of such disposition; provided that the amount of (x) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet or in the notes thereto) of the Company or such Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes or such Restricted Subsidiary's Guarantee, if any) that are assumed by the transferee of any such assets and
(y) any notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are immediately converted by the Company or any such Restricted Subsidiary into cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received) shall be deemed to be cash for purposes of this provision; and (iii) upon the consummation of an Asset Sale, the Company shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 365 days of receipt thereof either (A) to prepay any Senior Indebtedness or Guarantor Senior Indebtedness and, in the case of any Senior Indebtedness under any revolving credit facility, effect a permanent reduction in the availability under such revolving credit facility, (B) to reinvest in Productive Assets, or
(C) a combination of prepayment and investment permitted by the foregoing clauses (iii)(A) and (iii)(B). On the 366th day after an Asset Sale or such earlier date, if any, as the Board of Directors of the Company or of such Restricted Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses (iii)(A), (iii)(B) and (iii)(C) of the immediately preceding sentence (each, a "Net Proceeds Offer Trigger Date"), such aggregate amount of Net Cash Proceeds which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses
(iii)(A), (iii)(B) and (iii)(C) of the immediately preceding sentence (each a "Net Proceeds Offer Amount") shall be applied by the Company or such Restricted Subsidiary to make an offer to purchase (the "Net Proceeds Offer") on a date (the "Net Proceeds Offer Payment Date") not less than 30 nor more than 45 days following the applicable Net Proceeds Offer Trigger Date, from all Holders on a pro rata basis that amount of Notes equal to the Net Proceeds Offer Amount at a price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest thereon, if any, to the date of purchase; provided, however, that if at any time any non-cash consideration received by the Company or any Restricted Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant.

  Notwithstanding the foregoing, if a Net Proceeds Offer Amount is less than $10 million, the application of the Net Cash Proceeds constituting such Net Proceeds Offer Amount to a Net Proceeds Offer may be deferred until such time as such Net Proceeds Offer Amount plus the aggregate amount of all Net Proceeds Offer Amounts arising subsequent to the Net Proceeds Offer Trigger Date relating to such initial Net Proceeds Offer Amount from all Asset Sales by the Company and its Restricted Subsidiaries aggregates at least $10 million, at which time the Company or such Restricted Subsidiary shall apply all Net Cash Proceeds constituting all Net Proceeds Offer Amounts that have been so deferred to make a Net Proceeds Offer (the first date the aggregate of all such deferred Net Proceeds Offer Amounts is equal to $10 million or more shall be deemed to be a "Net Proceeds Offer Trigger Date").

  Notwithstanding the two immediately preceding paragraphs, the Company and its Restricted Subsidiaries will be permitted to consummate an Asset Sale without complying with such paragraphs to the extent (i) at least 75% of the consideration for such Asset Sale constitutes Productive Assets and (ii) such Asset Sale is for at least fair market value (as determined in good faith by the Company's Board of Directors); provided that any consideration not constituting Productive Assets received by the Company or any of its Restricted Subsidiaries in connection with any Asset Sale permitted to be consummated under this paragraph shall constitute Net Cash Proceeds and shall be subject to the provisions of the two preceding paragraphs.

  Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 25 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer,

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

Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender Notes in an amount exceeding the Net Proceeds Offer Amount, Notes of tendering Holders will be purchased on a pro rata basis (based on amounts tendered). A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law. To the extent that the aggregate amount of Notes tendered pursuant to a Net Proceeds Offer is less than the Net Proceeds Offer Amount, the Company may use any remaining Net Proceeds Offer Amount for general corporate purposes. Upon completion of any such Net Proceeds Offer, the Net Proceeds Offer Amount shall be reset at zero.

  The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Asset Sale" provisions of the Indenture by virtue thereof.

  Future Guarantees. The Company will not permit any of its Restricted Subsidiaries, directly or indirectly, to incur, guarantee or secure through the granting of Liens the payment of the Bank Indebtedness or any refunding or refinancing thereof, in each case unless such Restricted Subsidiary, the Company and the Trustee execute and deliver a supplemental indenture evidencing such Restricted Subsidiary's Guarantee, such Guarantee to be a senior subordinated unsecured obligation of such Restricted Subsidiary. Neither the Company nor any such Subsidiary Guarantor shall be required to make a notation on the Notes or the Guarantees to reflect any such subsequent Guarantee. Nothing in this covenant shall be construed to permit any Restricted Subsidiary of the Company to incur Indebtedness otherwise prohibited by the "Limitation on Incurrence of Additional Indebtedness" covenant. Thereafter, such Restricted Subsidiary shall be a Subsidiary Guarantor for all purposes of the Indenture.

  Conduct of Business. The Company and its Restricted Subsidiaries will not engage in any businesses which are not the same, similar, related or ancillary to the businesses in which the Company and its Restricted Subsidiaries are engaged on the Issue Date.

EVENTS OF DEFAULT

  The following events are defined in the Indenture as "Events of Default":
(i) the failure to pay interest on any Notes when the same becomes due and payable and the default continues for a period of 30 days (whether or not such payment shall be prohibited by the subordination provisions of the Indenture);
(ii) the failure to pay the principal on any Notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer) (whether or not such payment shall be prohibited by the subordination provisions of the Indenture); (iii) a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 30 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes; (iv) the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Company or any Restricted Subsidiary (other than a Receivables Entity) of the Company, or the acceleration of the final stated maturity of any such Indebtedness if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $10 million or more at any time; (v) one or more judgments in an aggregate amount in excess of $10 million shall have been rendered against the Company or any of its Restricted Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable; (vi) certain events of bankruptcy affecting the Company or any of its Significant Subsidiaries; and
(vii) any of the Guarantees of the Subsidiary Guarantors that are also Significant Subsidiaries of the Company ceases to be in full force and effect or any of such Guarantees is declared to be null and void and unenforceable or any of such Guarantees is found to be invalid or any of such Subsidiary Guarantors denies its liability under its Guarantee (other than by reason of release of such Subsidiary Guarantor in accordance with the terms of the Indenture).

  Upon the happening of any Event of Default specified in the Indenture, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the principal of and accrued interest on all the Notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a "notice of acceleration", and the same shall become immediately due and payable. If an Event of Default with respect to bankruptcy proceedings of the Company occurs and is continuing, then such amount shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of Notes.

  The Indenture will provide that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the Holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences (i) if the rescission would not conflict with any judgment or decree, (ii) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration, (iii) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid, (iv) if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances and (v) in the event of the cure or waiver of an Event of Default of the type described in clause (vi) or (vii) of the description above of Events of Default, the Trustee shall have received an officers' certificate and an opinion of counsel that such Event of Default has been cured or waived. The holders of a majority in principal amount of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any Notes.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

  The Company may, at its option and at any time, elect to have its obligations and the obligations of the Subsidiary Guarantors discharged with respect to the outstanding Notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for (i) the rights of holders of the Notes to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments, (iii) the rights, powers, trust, duties and immunities of the Trustee and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

  In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;
(iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default with respect to the Indenture resulting from the incurrence of Indebtedness, all or a portion of which will be used to defease the Notes concurrently with such incurrence); (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the holders of the Notes over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others; (vii) the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with; (viii) the Company shall have delivered to the Trustee an opinion of counsel to the effect that (A) the trust funds will not be subject to any rights of holders of Indebtedness of the Company other than the Notes and (B) assuming no intervening bankruptcy of the Company between the date of deposit and the 91st day following the deposit and that no Holder of the Notes is an insider of the Company, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and (ix) certain other customary conditions precedent are satisfied.

SATISFACTION AND DISCHARGE

  The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (i) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; (ii) the Company has paid all other sums payable under the Indenture by the Company; and (iii) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

MODIFICATION OF THE INDENTURE

  From time to time, the Company, the Subsidiary Guarantors and the Trustee, without the consent of the Holders of the Notes, may amend the Indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies, so long as such change does not, in the opinion of the Trustee, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other modifications and amendments of the Indenture may be made with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, except that, without the consent of each holder of the Notes affected thereby, no amendment may: (i) reduce the amount of Notes whose holders must consent to an amendment; (ii) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes; (iii) reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or repurchase, or reduce the redemption or repurchase price therefor; (iv) make any Notes payable in money other than that stated in the Notes; (v) make any change in provisions of the Indenture protecting the right of each holder of a Note to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting holders of a majority in principal amount of the Notes to waive Defaults or Events of Default (other than Defaults or Events of Default with respect to the payment of principal of or interest on the Notes); (vi) amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control Triggering Event or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or modify any of the provisions or definitions with respect thereto; (vii) modify the subordination provisions (including the related definitions) of the Indenture to adversely affect the holders of Notes in any material respect; or (viii) release any Subsidiary Guarantor that is a Significant Subsidiary of the Company from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture.

ADDITIONAL INFORMATION

  The Indenture provides that the Company will deliver to the Trustee within 15 days after the filing of the same with the Commission, copies of the quarterly and annual reports and of the information, documents and other reports, if any, which the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. The Indenture further provides that, notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the Commission, to the extent permitted, and provide the Trustee and Holders with such annual reports and such information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act. The Company and the Subsidiary Guarantors will also comply with the other provisions of TIA (S) 314(a).

CERTAIN DEFINITIONS

  Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the definition of other terms used herein for which no definition is provided.

  "Acquired Indebtedness" means Indebtedness (i) of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or (ii) assumed in connection with the acquisition of assets from such Person, in each case whether or not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition. Acquired Indebtedness shall be deemed to have been incurred, with respect to clause (i) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary of the Company and, with respect to clause (ii) of the preceding sentence, on the date of consummation of such acquisition of assets.

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

  "Affiliate" means a Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, the Company. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. Notwithstanding the foregoing, no Person (other than the Company or any Subsidiary of the Company) in whom a Receivables Entity makes an Investment in connection with a Qualified Receivables Transaction shall be deemed to be an Affiliate of the Company or any of its Subsidiaries solely by reason of such Investment.

  "all or substantially all" shall have the meaning given such phrase in the Revised Model Business Corporation Act.

  "Asset Acquisition" means (a) an Investment by the Company or any Restricted Subsidiary of the Company in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company or any Restricted Subsidiary of the Company, or shall be merged with or into the Company or any Restricted Subsidiary of the Company, or (b) the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person which constitute all or substantially all of the assets of such Person, any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

  "Asset Sale" means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company of (a) any Capital Stock of any Restricted Subsidiary of the Company; or (b) any other property or assets of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business; provided, however, that Asset Sales shall not include (i) a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $1 million, (ii) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under "Merger, Consolidation and Sale of Assets," (iii) the sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof, (iv) the factoring of accounts receivable arising in the ordinary course of business pursuant to arrangements customary in the industry, (v) the licensing of intellectual property, (vi) disposals or replacements of obsolete equipment in the ordinary course of business, (vii) the sale, lease, conveyance, disposition or other transfer by the Company or any Restricted Subsidiary of assets or property to one or more Wholly Owned Restricted Subsidiaries in connection with Investments permitted under the "Limitations on Restricted Payments" covenant, (viii) sales of accounts receivable and related assets of the type specified in the definition of "Qualified Receivables Transaction" to a Receivables Entity for the fair market value thereof, including cash in an amount at least equal to 75% of the book value thereof as determined in accordance with GAAP, and (ix) transfers of accounts receivable and related assets of the type specified in the definition of "Qualified Receivables Transaction" (or a fractional undivided interest therein) by a Receivables Entity in a Qualified Receivables Transaction. For the purposes of clause (viii), Purchase Money Notes shall be deemed to be cash.

  "Bain Related Party" means Bain Capital, Inc. and any Affiliate of Bain Capital, Inc.

  "Bank Credit Agreement" means the Credit Agreement to be dated as of the Issue Date, among Holdings, the Company, the other borrowers thereto from time to time, if any, the lenders party thereto from time to time and Chemical Bank and Bankers Trust Company, as agents, together with the related documents thereto (including, without limitation, any guarantee agreements, promissory notes and collateral documents), in each case as such agreements may be amended, supplemented or otherwise

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

modified from time to time, or refunded, refinanced, restructured, replaced, renewed, repaid or extended from time to time (whether with the original agents and lenders or other agents and lenders or otherwise, and whether provided under the original Bank Credit Agreement or other credit agreements or otherwise).

  "Bank Indebtedness" means any and all amounts, whether outstanding on the Issue Date or thereafter incurred, payable under or in respect of the Bank Credit Agreement and any related notes, collateral documents, letters of credit and guarantees, including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Holdings, the Company or any Restricted Subsidiary of the Company whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

  "Board of Directors" means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

  "Capitalized Lease Obligation" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

  "Capital Stock" means (i) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated) of corporate stock, including each class of common stock and preferred stock of such Person and (ii) with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person.

  "Cash Equivalents" means (i) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;
(ii) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody's; (iii) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's; (iv) certificates of deposit or bankers' acceptances (or, with respect to foreign banks, similar instruments) maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $200 million; (v) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) above entered into with any bank meeting the qualifications specified in clause (iv) above; and (vi) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (i) through (v) above.

  "Change of Control" means the occurrence of one or more of the following events: (i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any Person or group of related Persons (other than one or both of the Principals or their respective Related Parties) for purposes of Section 13(d) of the Exchange Act (a "Group"), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture);
(ii) the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture); (iii) any Person or Group (other than one or both of the Principals or their respective Related Parties) shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power

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

represented by the issued and outstanding Capital Stock of the Company or Holdings; or (iv) the first day on which a majority of the members of the Board of Directors of the Company or Holdings are not Continuing Directors.

  "Change of Control Triggering Event" means the occurrence of a Change of Control and the failure of the Notes to have a Minimum Rating on the 30th day after the occurrence of such Change of Control.

  "Consolidated EBITDA" means, with respect to any Person, for any period, the sum (without duplication) of (i) Consolidated Net Income and (ii) to the extent Consolidated Net Income has been reduced thereby, (A) all income taxes of such Person and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period, (B) Consolidated Interest Expense and (C) Consolidated Non-cash Charges.

  "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four full fiscal quarters (the "Four Quarter Period") ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the "Transaction Date") to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated EBITDA" and "Consolidated Fixed Charges" shall be calculated after giving effect on a pro forma basis for the period of such calculation to (i) the incurrence of any Indebtedness of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period, (ii) any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA (including any pro forma expense and cost reductions that are (i) directly attributable to such transaction and
(ii) factually supportable) attributable to the assets which are the subject of the Asset Acquisition or Asset Sale during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or Asset Acquisition (including the incurrence, assumption or liability for any such Indebtedness or Acquired Indebtedness) occurred on the first day of the Four Quarter Period, (iii) with respect to any such Four Quarter Period commencing prior to the Recapitalization, the Recapitalization (including any pro forma expense and cost reductions related thereto that are (i) directly attributable to such transaction and (ii) factually supportable) shall be deemed to have taken place on the first day of such Four Quarter Period and (iv) any asset sales or asset acquisitions (including any Consolidated EBITDA (including any pro forma expense and cost reductions that are (i) directly attributable to such transaction and (ii) factually supportable) attributable to the assets which are the subject of the asset acquisition or asset sale during the Four Quarter Period) that have been made by any Person that has become a Restricted Subsidiary of the Company or has been merged with or into the Company or any Restricted Subsidiary of the Company during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date that would have constituted Asset Sales or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary of the Company or subsequent to such Person's merger into the Company, as if such asset sale or asset acquisition (including the incurrence, assumption or liability for any Indebtedness or Acquired Indebtedness in connection therewith) occurred on the first day of the Four Quarter Period; provided that to the extent that clause
(ii) or (iv) of this sentence requires that pro forma effect be given to an asset sale or asset acquisition, such pro forma calculation shall be based

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

upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed for which financial information is available. If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness. Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Fixed Charge Coverage Ratio," (1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; (2) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period; and (3) notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

  "Consolidated Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of (i) Consolidated Interest Expense (before amortization or write-off of debt issuance costs in connection with the Transactions) plus (ii) the product of (x) the amount of all dividend payments on any series of Preferred Stock of such Person (other than dividends paid in Qualified Capital Stock) times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated Federal, state and local tax rate of such Person expressed as a decimal.

  "Consolidated Interest Expense" means, with respect to any Person for any period, the sum of, without duplication, (i) the aggregate of all cash and non-cash interest expense with respect to all outstanding Indebtedness of such Person and its Restricted Subsidiaries, including the net costs associated with Interest Swap Obligations, for such period determined on a consolidated basis in conformity with GAAP, and (ii) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

  "Consolidated Net Income" of the Company means, for any period, the aggregate net income (or loss) of the Company and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom (a) gains and losses from Asset Sales (without regard to the $500,000 limitation set forth in the definition thereof) or abandonments or reserves relating thereto and the related tax effects according to GAAP, (b) gains and losses due solely to fluctuations in currency values and the related tax effects according to GAAP,
(c) items classified as extraordinary, unusual or nonrecurring gains and losses, and the related tax effects according to GAAP, (d) the net income (or loss) of any Person acquired in a pooling of interests transaction accrued prior to the date it becomes a Restricted Subsidiary of the Company or is merged or consolidated with the Company or any Restricted Subsidiary of the Company, (e) the net income of any Restricted Subsidiary of the Company to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by contract, operation of law or otherwise, (f) only for purposes of clause (iii) (w) of the first paragraph of the "Limitation on Restricted Payments" covenant, any amounts included pursuant to clause (iii) (z) of the first paragraph of such covenant,
(g) the net loss of any Person other than a Restricted Subsidiary of the Company, (h) the net income of any Person, other than a Restricted Subsidiary, except to the extent of cash dividends or distributions paid to the Company or a Restricted Subsidiary of the Company by such Person unless, in the case of a Restricted Subsidiary of the Company who receives such dividends or

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

distributions, such Restricted Subsidiary is subject to clause (e) above and
(i) one time non-cash compensation charges, including any arising from existing stock options resulting from any merger or recapitalization transaction.

  "Consolidated Net Worth" means, with respect to any Person for any date of determination, the sum of (i) stated capital with respect to Capital Stock of such Person and additional paid-in capital, and (ii) retained earnings (or minus accumulated deficit) of such Person and its Subsidiaries (or, in the case of the Company, the Restricted Subsidiaries), less, to the extent included in the foregoing, amounts attributable to Disqualified Capital Stock, each item determined on a consolidated basis in accordance with GAAP.

  "Consolidated Non-cash Charges" means, with respect to any Person for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges which require an accrual of or a reserve for cash charges for any future period).

  "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company or Holdings, as the case may be, who (i) was a member of such Board of Directors on the Issue Date, (ii) was nominated for election or elected to such Board of Directors with, or whose election to such Board of Directors was approved by, the affirmative vote of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election or (iii) is any designee of the Principals or their Affiliates or was nominated by the Principals or their Affiliates or any designees of the Principals or their Affiliates on the Board of Directors.

  "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary against fluctuations in currency values.

  "Default" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

  "Designated Senior Indebtedness" means (i) the Bank Indebtedness and (ii) any other Senior Indebtedness which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof, are committed to lend up to, at least $25 million and is specifically designated by the Company in the instrument evidencing or governing such Senior Indebtedness or another writing as "Designated Senior Indebtedness" for purposes of the Indenture.

  "Disqualified Capital Stock" means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event (other than an event which would constitute a Change of Control), matures (excluding any maturity as the result of an optional redemption by the issuer thereof) or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except, in each case, upon the occurrence of a Change of Control) on or prior to the final maturity date of the Notes.

  "fair market value" means, unless otherwise specified, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a resolution of the Board of Directors of the Company delivered to the Trustee.

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

  "GAAP" is defined to mean generally accepted accounting principles in the United States of America as in effect on the Issue Date, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession.

  "Guarantor Senior Indebtedness" means, with respect to any Subsidiary Guarantor, (i) any Indebtedness of such Subsidiary Guarantor under the Bank Credit Agreement or in respect of Bank Indebtedness and (ii) all Indebtedness of such Subsidiary Guarantor, including in the case of both (i) and (ii) interest thereon (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Subsidiary Guarantor whether or not a claim for post-filing interest is allowed in such proceedings), whether outstanding on the Issue Date or thereafter incurred, unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is expressly provided that such obligations are not superior in right of payment to the Guarantee of such Subsidiary Guarantor; provided, however, that Guarantor Senior Indebtedness shall not include (1) any obligation of such Subsidiary Guarantor to a Subsidiary of such Subsidiary Guarantor or to any Subsidiary of the Company, (2) any liability for Federal, state, local or other taxes owed or owing by such Subsidiary Guarantor, (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities), (4) any Indebtedness of such Subsidiary Guarantor which is expressly subordinate in right of payment to any other Indebtedness of such Subsidiary Guarantor, (5) any obligations with respect to any Capital Stock or (6) any Indebtedness incurred in violation of the Indenture.

  "Indebtedness" means with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all Capitalized Lease Obligations of such Person, (iv) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business), (v) all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (vi) guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (i) through (v) above and clause (viii) below, (vii) all obligations of any other Person of the type referred to in clauses (i) through (vi) which are secured by any lien on any property or asset of such Person but which obligations are not assumed by such Person, the amount of such obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the obligation so secured,
(viii) all obligations under currency swap agreements and interest swap agreements of such Person and (ix) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any. For purposes hereof, (x) the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock and (y) any transfer of accounts receivable or other assets which constitute a sale for purposes of GAAP shall not constitute Indebtedness hereunder.

  "Interest Swap Obligations" means the obligations of any Person, pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount.

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

  "Investment" means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any Person. "Investment" shall exclude extensions of trade credit by the Company and its Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company or such Restricted Subsidiary, as the case may be. For the purposes of the "Limitation on Restricted Payments" covenant, (i) "Investment" shall include and be valued at the fair market value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and shall exclude the fair market value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary and (ii) the amount of any Investment shall be the original cost of such Investment plus the cost of all additional Investments by the Company or any of its Restricted Subsidiaries, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment, reduced by the payment of dividends or distributions (including tax sharing payments) in connection with such Investment or any other amounts received in respect of such Investment; provided that no such payment of dividends or distributions or receipt of any such other amounts shall reduce the amount of any Investment if such payment of dividends or distributions or receipt of any such amounts would be included in Consolidated Net Income. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Common Stock of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, the Company no longer owns, directly or indirectly, 100% (or 80% in the case of clause (ix) of the definition of "Permitted Investments") of the outstanding Common Stock of such Restricted Subsidiary, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Common Stock of such Restricted Subsidiary not sold or disposed of.

  "Issue Date" means the date of original issuance of the Notes.

  "Lien" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

  "Minimum Rating" means either (i) a rating of BBB- (or equivalent successor rating) by S&P and (ii) a rating of Baa3 (or equivalent successor rating) by Moody's.

  "Moody's" means Moody's Investors Service, Inc. and its successors.

  "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of its Subsidiaries from such Asset Sale net of
(a) out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions), (b) taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements, (c) repayment of Senior Indebtedness that is required to be repaid in connection with such Asset Sale, (d) any portion of cash proceeds which the Company determines in good faith should be reserved for post-closing adjustments, it being understood and agreed that on the day that all such post-closing adjustments have been determined, the amount (if any) by which the reserved amount in respect of such Asset Sale exceeds the actual post-closing adjustments payable by the Company or any of its Subsidiaries shall constitute Net Cash Proceeds on such date; provided that, in the case of the sale by the Company of an asset constituting an Investment (other than a

Permitted Investment), the "Net Cash Proceeds" in respect of such Asset Sale shall not include the lesser of (x) the cash received with respect to such Asset Sale and (y) the initial amount of such Investment, less, in the case of clause (y), all amounts (up to an amount not to exceed the initial amount of such Investment) received by the Company with respect to such Investment, whether by dividend, sale, liquidation or repayment, in each case prior to the date of such Asset Sale.

  "Permitted Indebtedness" means, without duplication, (i) the Notes and the Guarantees, (ii) Indebtedness incurred pursuant to the Bank Credit Agreement in an aggregate principal amount at any time outstanding not to exceed $575.0 million (A) less the aggregate amount of Indebtedness of a Receivables Entity in a Qualified Receivables Transaction, (B) less the amount of all mandatory principal payments actually made by the Company in respect of term loans thereunder (excluding any such payments to the extent refinanced at the time of payment under a replaced Bank Credit Agreement) and (C) in the case of a revolving facility, reduced by any required permanent repayments (which are accompanied by a corresponding permanent commitment reduction) thereunder,
(iii) other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the Issue Date reduced by the amount of any scheduled amortization payments or mandatory prepayments when actually paid or permanent reductions thereon, (iv) Interest Swap Obligations of the Company or any of its Restricted Subsidiaries covering Indebtedness of the Company or any of its Restricted Subsidiaries; provided that any Indebtedness to which any such Interest Swap Obligations correspond is otherwise permitted to be incurred under the Indenture; provided, further, that such Interest Swap Obligations are entered into, in the judgment of the Company, to protect the Company and its Restricted Subsidiaries from fluctuation in interest rates on their respective outstanding Indebtedness, (v) Indebtedness under Currency Agreements, (vi) intercompany Indebtedness owed by the Company to any Wholly Owned Restricted Subsidiary of the Company or by any Restricted Subsidiary of the Company to the Company or any Wholly Owned Restricted Subsidiary of the Company, (vii) Acquired Indebtedness of the Company or any Restricted Subsidiary of the Company to the extent the Company could have incurred such Indebtedness in accordance with the "Limitation on Incurrence of Additional Indebtedness" covenant on the date such Indebtedness became Acquired Indebtedness; provided that, in the case of Acquired Indebtedness of a Restricted Subsidiary of the Company, such Acquired Indebtedness was not incurred in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company, (viii) guarantees by the Company and its Wholly Owned Restricted Subsidiaries of each other's Indebtedness; provided that such Indebtedness is permitted to be incurred under the Indenture, including, with respect to guarantees by Wholly Owned Restricted Subsidiaries of the Company, the covenant entitled "Future Guarantees," (ix) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or other similar instrument inadvertently drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five business days of its incurrence, (x) any refinancing, modification, replacement, renewal, restatement, refunding, deferral, extension, substitution, supplement, reissuance or resale of existing or future Indebtedness, including any additional Indebtedness incurred to pay interest or premiums required by the instruments governing such existing or future Indebtedness as in effect at the time of issuance thereof ("Required Premiums") and fees in connection therewith; provided that any such event shall not (1) result in an increase in the aggregate principal amount of Permitted Indebtedness (except to the extent such increase is a result of a simultaneous incurrence of additional Indebtedness (A) to pay Required Premiums and related fees or (B) otherwise permitted to be incurred under the Indenture) of the Company and its Restricted Subsidiaries and (2) create Indebtedness with a Weighted Average Life to Maturity at the time such Indebtedness is incurred that is less than the Weighted Average Life to Maturity at such time of the Indebtedness being refinanced, modified, replaced, renewed, restated, refunded, deferred, extended, substituted, supplemented, reissued or resold (except that this subclause (2) will not apply in the event the Indebtedness being refinanced, modified, replaced, renewed, restated, refunded, deferred, extended, substituted, supplemented, reissued or resold was originally incurred in reliance upon clause (vii) or (xiii) of this definition); provided that no Restricted Subsidiary of the Company that is not a

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Subsidiary Guarantor may refinance any Indebtedness pursuant to this clause
(x) other than its own Indebtedness, (xi) Indebtedness (including Capitalized Lease Obligations) incurred by the Company or any of its Restricted Subsidiaries to finance the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount outstanding not to exceed 5% of Total Assets at the time of any incurrence thereof (which amount may, but need not, be incurred in whole or in part under the Bank Credit Agreement), (xii) the incurrence by a Receivables Entity of Indebtedness in a Qualified Receivables Transaction that is not recourse to the Company or any Subsidiary of the Company (except for Standard Securitization Undertakings), (xiii) Indebtedness incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including, without limitation, letters of credit in respect of workers' compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims, (xiv) Indebtedness arising from agreements of the Company or a Restricted Subsidiary of the Company providing for indemnification, adjustment of purchase price, earn out or other similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Restricted Subsidiary of the Company, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition, provided that the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company and its Restricted Subsidiaries in connection with such disposition, (xv) obligations in respect of performance and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary of the Company in the ordinary course of business, and (xvi) additional Indebtedness of the Company and its Restricted Subsidiaries in an aggregate principal amount not to exceed $[ ] million at any one time outstanding (which amount may, but need not, be incurred in whole or in part under the Bank Credit Agreement).

  "Permitted Investments" means (i) Investments by the Company or any Restricted Subsidiary of the Company in any Wholly Owned Restricted Subsidiary of the Company (whether existing on the Issue Date or created thereafter) and Investments in the Company by any Restricted Subsidiary of the Company; provided that, in the case of an Investment by the Company or any Restricted Subsidiary of the Company in any Wholly Owned Restricted Subsidiary of the Company, such Wholly Owned Restricted Subsidiary is not restricted from making dividends or similar distributions by contract, operation of law or otherwise;
(ii) cash and Cash Equivalents; (iii) Investments existing on the Issue Date;
(iv) loans and advances to employees and officers of the Company and its Restricted Subsidiaries not in excess of $[ ] million at any one time outstanding; (v) accounts receivable created or acquired in the ordinary course of business; (vi) Currency Agreements and Interest Swap Obligations entered into in the ordinary course of the Company's or its Restricted Subsidiaries' businesses and otherwise in compliance with the Indenture; (vii) Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers; (viii) guarantees by the Company or any of its Restricted Subsidiaries of Indebtedness otherwise permitted to be incurred by the Company or any of its Restricted Subsidiaries under the Indenture; (ix) Investments by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment (A) such Person becomes at least a 80% owned Restricted Subsidiary of the Company or (B) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Company or a Wholly Owned Restricted Subsidiary of the Company; (x) additional Investments having an aggregate fair market value, taken together with all other investments made pursuant to this clause (x) that are at the time outstanding, not to exceed 5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value), plus an amount equal to (A) 100% of the aggregate net proceeds received by the Company (including the fair market value of property other than cash) from any Person (other than a Subsidiary of the Company) from the

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issuance and sale subsequent to the Issue Date of Qualified Capital Stock of the Company (including Qualified Capital Stock issued upon the conversion of convertible Indebtedness or in exchange for outstanding Indebtedness or as capital contributions to the Company (other than from a Subsidiary)) and (B) without duplication of any amounts included in clause (x)(A) above, 100% of the aggregate net proceeds (including the fair market value of property other than cash) of any equity contribution received by the Company from a holder of the Company's Capital Stock, that in the case of amounts described in clause
(x)(A) or (x)(B) are applied by the Company within 180 days after receipt, to make additional Permitted Investments under this clause (x) (such additional Permitted Investments being referred to collectively as "Stock Permitted Investments"); (xi) any Investment by the Company or a Wholly Owned Subsidiary of the Company in a Receivables Entity or any Investment by a Receivables Entity in any other Person in connection with a Qualified Receivables Transaction; provided that any Investment in a Receivables Entity is in the form of a Purchase Money Note or an equity interest; (xii) Investments in Unrestricted Subsidiaries in an amount at any one time outstanding not to exceed $[ ] million; and (xiii) Investments received by the Company or its Restricted Subsidiaries as consideration for asset sales, including Asset Sales; provided in the case of an Asset Sale, such Asset Sale is effected in compliance with the "Limitation on Asset Sales" covenant. Any net cash proceeds that are used by the Company or any of its Restricted Subsidiaries to make Stock Permitted Investments pursuant to clause (x) of this definition shall not be included in subclause (y) of clause (iii) of the first paragraph of the covenant described under the caption "Certain Covenants--Limitation on Restricted Payments."

    "Permitted Liens" means the following types of Liens:

    (i) Liens for taxes, assessments or governmental charges or claims either
  (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Company or its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

    (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

    (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

    (iv) judgment Liens not giving rise to an Event of Default;

    (v) easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

    (vi) any interest or title of a lessor under any Capitalized Lease
  Obligation;

    (vii) purchase money Liens to finance property or assets of the Company or any Restricted Subsidiary of the Company acquired in the ordinary course of business; provided, however, that (A) the related purchase money Indebtedness shall not exceed the cost of such property or assets and shall not be secured by any property or assets of the Company or any Restricted Subsidiary of the Company other than the property and assets so acquired and (B) the Lien securing such Indebtedness shall be created within 90 days of such acquisition;

    (viii) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment, or storage of such inventory or other goods;

    (ix) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

    (x) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and set-off;

    (xi) Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

    (xii) Liens securing Indebtedness under Currency Agreements;

    (xiii) Liens securing Acquired Indebtedness incurred in reliance on clause (vii) of the definition of Permitted Indebtedness; provided that such Liens do not extend to or cover any property or assets of the Company or of any of its Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Restricted Subsidiary of the Company;

    (xiv) Liens on assets transferred to a Receivables Entity or on assets of a Receivables Entity, in either case incurred in connection with a Qualified Receivables Transaction;

    (xv) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries;

    (xvi) Liens arising from filing Uniform Commercial Code financing statements regarding leases;

    (xvii) Liens on property of a Person existing at the time such Person is acquired by, or such Person is merged into or consolidated or amalgamated with, the Company or any Restricted Subsidiary of the Company; provided that such Liens were not created in contemplation of such acquisition, merger, consolidation or amalgamation and do not extend to any assets other than those of the Person acquired by, or merged into or consolidated or amalgamated with, the Company or any Restricted Subsidiary of the Company.

    (xviii) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of custom duties in connection with the importation of goods; and

    (xix) Liens existing on the Issue Date, together with any Liens securing Indebtedness incurred in reliance on clause (xvi) of the definition of Permitted Indebtedness in order to refinance the Indebtedness secured by Liens existing on the Issue Date; provided that the Liens securing the refinancing Indebtedness shall not extend to property other than that pledged under the Liens securing the Indebtedness being refinanced.

  "Person" means an individual, partnership, corporation, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

  "Preferred Stock" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

  "Principals" means Bain Capital, Inc. and Thomas H. Lee Company.

  "Productive Assets" means assets (including Capital Stock) of a kind used or usable in the businesses of the Company and its Restricted Subsidiaries as, or related to such business, conducted on the date of the relevant Asset Sale.

  "Purchase Money Note" means a promissory note of a Receivables Entity evidencing a line of credit, which may be irrevocable, from the Company or any Subsidiary of the Company in connection with a Qualified Receivables Transaction to a Receivables Entity, which note shall be repaid from cash available to the Receivables Entity, other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts owing to such investors and amounts paid in connection with the purchase of newly generated receivables.

  "Qualified Capital Stock" means any stock that is not Disqualified Capital Stock.

  "Qualified Receivables Transaction" means any transaction or series of transactions that may be entered into by the Company or any of its Subsidiaries pursuant to which the Company or any or its Subsidiaries may sell, convey or otherwise transfer to (a) a Receivables Entity (in the case of a transfer by the Company or any of its Subsidiaries) and (b) any other Person (in the case of a transfer by a Receivables Entity), or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of the Company or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable.

  "Rating Agencies" means Moody's and S&P.

  "Receivables Entity" means a Wholly Owned Subsidiary of the Company (or another Person in which the Company or any Subsidiary of the Company makes an Investment and to which the Company or any Subsidiary of the Company transfers accounts receivable and related assets) which engages in no activities other than in connection with the financing of accounts receivable and which is designated by the Board of Directors of the Company (as provided below) as a Receivables Entity (a) no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which (i) is guaranteed by the Company or any Subsidiary of the Company (excluding guarantees of Obligations (other than the principal of, and interest on, Indebtedness)) pursuant to Standard Securitization Undertakings, (ii) is recourse to or obligates the Company or any Subsidiary of the Company in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of the Company or any Subsidiary of the Company, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings, (b) with which neither the Company nor any Subsidiary of the Company has any material contract, agreement, arrangement or understanding other than on terms no less favorable to the Company or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing accounts receivable, and (c) to which neither the Company nor any Subsidiary of the Company has any obligation to maintain or preserve such entity's financial condition or cause such entity to achieve certain levels of operating results. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions.

  "Related Party" means, with respect to Bain Capital, Inc., any Bain Related Party and, with respect to Thomas H. Lee Company, any Thomas Lee Related Party.

  "Representative" means the indenture trustee or other trustee, agent or representative in respect of any Designated Senior Indebtedness; provided that if, and for so long as, any Designated Senior Indebtedness lacks such a representative, then the Representative for such Designated Senior Indebtedness shall at all times constitute the holders of a majority in outstanding principal amount of such Designated Senior Indebtedness in respect of any Designated Senior Indebtedness.

  "Restricted Subsidiary" of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

  "S&P" means Standard & Poor's Corporation and its successors.

  "Sale and Leaseback Transaction" means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Restricted Subsidiary of any property, whether owned by the Company or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such Property.

  "Secured Indebtedness" means any Indebtedness of the Company secured by a Lien.

  "Senior Indebtedness" means (i) the Bank Indebtedness and (ii) all Indebtedness of the Company, including interest thereon (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or any Restricted Subsidiary of the Company whether or not a claim for post-filing interest is allowed in such proceedings), whether outstanding on the Issue Date or thereafter incurred, unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is expressly provided that such obligations are not superior in right of payment to the Notes; provided, however, that Senior Indebtedness shall not include (1) any obligation of the Company to any Subsidiary of the Company, (2) any liability for Federal, state, local or other taxes owed or owing by the Company, (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities), (4) any Indebtedness of the Company which is expressly subordinate in right of payment to any other Indebtedness of the Company, including any Senior Subordinated Indebtedness and any Subordinated Obligations, (5) any obligations with respect to any Capital Stock or (6) that portion of any Indebtedness incurred in violation of the Indenture provisions set forth under "Limitation on Incurrence of Additional Indebtedness" (but, as to any such obligation, no such violation shall be deemed to exist for purposes of this clause (6) if the holders(s) of such obligation or their representative and the Trustee shall have received an Officers' Certificate of the Company to the effect that the incurrence of such Indebtedness does not (or, in the case of revolving credit Indebtedness, that the incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made would not) violate such provisions of the Indenture).

  "Senior Subordinated Indebtedness" means the Notes and any other Indebtedness of the Company that specifically provides that such Indebtedness is to rank pari passu with the Notes and is not by its express terms subordinate in right of payment to any Indebtedness of the Company which is not Senior Indebtedness.

  "Significant Subsidiary" means, as of any date of determination, for any Person, each Restricted Subsidiary of such Person which (i) for the most recent fiscal year of such Person (on or prior to December 31, 1996, the fiscal period beginning on the Issue Date and ending on the most recently completed fiscal quarter of such Person) accounted for more than 10% of consolidated revenues or consolidated net income of such Person or (ii) as at the end of such fiscal year (on or prior to December 31, 1996, the fiscal period beginning on the Issue Date and ending on the most recently completed fiscal quarter of such Person), was the owner of more than 10% of the consolidated assets of such Person.

  "Standard Securitization Undertakings" means representations, warranties, covenants and indemnities entered into by the Company or any Subsidiary of the Company which are reasonably customary in an accounts receivable transaction.

  "Subordinated Obligation" means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter incurred) which is expressly subordinate in right of payment to the Notes pursuant to a written agreement.

  "Subsidiary" means, with respect to any Person, (i) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person or (ii) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

  "Tax Allocation Agreement" means the tax allocation agreement between the Company and Holdings and certain Subsidiaries of the Company as in effect on the Issue Date.

  "Thomas Lee Related Party" means Thomas H. Lee Company and any Affiliate of the Thomas Lee Company.

  "Total Assets" means the total consolidated assets of the Company and its Restricted Subsidiaries, as set forth on the Company's most recent consolidated balance sheet in accordance with GAAP.

  "Unrestricted Subsidiary" of any Person means (i) any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided that (x) the Company certifies to the Trustee that such designation complies with the "Limitation on Restricted Payments" covenant and (y) each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if (x) immediately after giving effect to such designation and treating all Indebtedness of such Unrestricted Subsidiary as being incurred on such date, the Company is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the "Limitation on Incurrence of Additional Indebtedness" covenant and (y) immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the foregoing provisions.

  "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the sum of the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

  "Wholly Owned Restricted Subsidiary" of any Person means any Restricted Subsidiary of such Person of which all the outstanding voting securities (other than directors' qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly Owned Restricted Subsidiary of such Person.

                       DESCRIPTION OF CREDIT FACILITIES

  Chemical Bank and Bankers Trust Company have committed to provide, or arrange for a syndicate of lenders to provide, to the Company, subject to certain terms and conditions, the Credit Facilities in an aggregate principal amount not to exceed $575.0 million. At the closing of the Transactions, (i) approximately $500.0 million is expected to be drawn under the Term Loan Facility (as defined below) and (ii) $10.0 million is expected to be borrowed under the Revolving Facility (as defined below) under which $75.0 million is available on a revolving credit basis for general corporate purposes of the Company and its subsidiaries.

  Structure. The Credit Facilities will consist of (a) a term loan facility in an aggregate principal amount of $500.0 million (the "Term Loan Facility"), consisting of three tranches in principal amounts of $300.0 million, $100.0 million and $100.0 million (the "Tranche A Term Loan," "Tranche B Term Loan" and "Tranche C Term Loan," respectively) and (b) a revolving credit facility providing for revolving loans to the Company and the issuance of letters of credit for the account of the Company in an aggregate principal amount (including the aggregate stated amount of letters of credit and the aggregate reimbursement and other obligations in respect thereof) at any time not to exceed $75.0 million (the "Revolving Facility").

  Availability. The availability of the Credit Facilities will be subject to various conditions precedent typical for bank loans, and Chemical Bank's and Bankers Trust Company's commitments to provide the Credit Facilities are also subject to, among other things, the completion of Chemical Bank's and Bankers Trust Company's financial and legal review of the Company and the Transactions, and the absence of any material adverse change with respect to the Company in particular or the financial, banking or capital markets in general. The full amount of the Term Loan Facility must be drawn in a single drawing at the closing of the Transactions and amounts repaid or prepaid under the Term Loan Facility may not be reborrowed.

  The Tranche A Term Loan and the Revolving Facility will mature on the sixth anniversary of the Closing Date. The Tranche B Term Loan will mature on the seventh anniversary of the Closing Date and the Tranche C Term Loan will mature on the eighth anniversary of the Closing Date. Amortization of the Term Loan Facility will be in quarterly payments, in amounts to be agreed upon, commencing 18 months from Closing. The Tranche A Term Loan will amortize quarterly over six years, the Tranche B Term Loan will amortize quarterly over seven years and the Tranche C Term Loan will amortize quarterly over eight years. (The Tranche B and C Term Loans will amortize in nominal amounts during the first 6 and 7 years, respectively). In addition, the Credit Facilities are subject to mandatory prepayment and reductions (to be applied first to the Term Loan Facility) in an amount equal to, subject to certain exceptions, (a) 100% of the net proceeds of (i) certain debt offerings by Holdings or any of its subsidiaries and (ii) certain asset sales or other dispositions and (b) a percentage of up to 75% of the Company's excess operating cash flow, such percentage to be determined in accordance with the terms of the definitive documentation.

  Security; Guaranty. The obligations of the Company under the Credit Facilities will be unconditionally and irrevocably guaranteed by Holdings and its domestic subsidiaries. In addition, the Credit Facilities and the guarantees thereunder will be secured by security interests in and pledges of or liens on substantially all the material tangible and intangible assets of the Company and the guarantors, including pledges of all the capital stock of, or other equity interests in, the Company and each direct or indirect domestic subsidiary of the Company and 65%, subject to increase, of the capital stock of, or other equity interests in, each foreign subsidiary of the Company.

  Interest. At the Company's election, the interest rates per annum applicable to the loans under the Credit Facilities will be a fluctuating rate of interest measured by reference to either (a) an adjusted

London inter-bank offered rate ("LIBOR") plus a borrowing margin or (b) an alternate base rate ("ABR") (equal to the higher of Chemical Bank's published prime rate and the Federal Funds effective rate plus 1/2 of 1%) plus a borrowing margin. The borrowing margins applicable to Tranche A Term Loan and loans under the Revolving Facility will be 1.50% for ABR loans and 2.50% for LIBOR loans. These margins will be subject to reduction after the first anniversary of the Closing Date if certain financial performance thresholds are met. The interest rate borrowing margins applicable to the Tranche B Term Loan and the Tranche C Term Loan will be 2.00% and 2.50%, respectively, for ABR loans and 3.00% and 3.50%, respectively, for LIBOR loans and will not be subject to reduction. Amounts under the Credit Facilities not paid when due bear interest at a default rate equal to 2.00% above the rate otherwise applicable.

  Fees. The Company has agreed to pay certain fees with respect to the Credit Facilities, including (i) fees on the unused commitments of the lenders equal to 1/2 of 1% of the undrawn portion of the commitments in respect of the facilities; (ii) letter of credit fees on the aggregate face amount of outstanding letters of credit equal to the then applicable borrowing margin for LIBOR Revolving Loans plus a per annum fronting bank fee for the letter of credit issuing bank; (iii) annual administration fees; and (iv) agent, arrangement and other similar fees.

  Covenants. The Credit Facilities will contain a number of covenants that, among other things, will restrict the ability of Holdings, the Company and its subsidiaries to dispose of assets, incur additional indebtedness, incur guarantee obligations, prepay other indebtedness or amend other debt instruments, pay dividends, create liens on assets, make investments, loans or advances, make acquisitions, create subsidiaries, engage in mergers or consolidations, change the business conducted by the Company, make capital expenditures, or engage in certain transactions with affiliates and otherwise restrict certain corporate activities. In addition, under the Credit Facilities, the Company will be required to comply with specified financial ratios and minimum tests, including minimum interest coverage ratios, maximum leverage ratios and minimum EBITDA covenants.

  The Credit Facilities will also contain provisions that will limit the Company's ability to make any amendment or modification of the Indenture and the Company's ability to prepay or refinance the Notes without the consent of such lenders.

  Events of Default. The Credit Facilities will contain customary events of default including non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations or warranties in any material respect, cross default and cross acceleration to certain other indebtedness, bankruptcy, material judgments and liabilities and change of control.

  The description of the Credit Facilities set forth above does not purport to be complete and is qualified in its entirety by reference to the Credit Agreement setting forth the principal terms and conditions of the Credit Facilities which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  The summary of the following agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Recapitalization Agreement and the other agreements summarized below, including the definitions therein of certain terms.

RECAPITALIZATION AGREEMENT

  The Recapitalization Agreement contains customary provisions for such agreements, including representations and warranties with respect to the condition and operations of the business, covenants with respect to the conduct of the business prior to the Closing Date and various closing conditions, including the obtaining of financing and the continued accuracy of representations and warranties and the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

  The Recapitalization Agreement contains indemnification provisions binding on each of Holdings, the Company and TRW after the Closing Date. Specifically, each of the Company and Holdings will indemnify TRW and its subsidiaries against any and all liabilities resulting from (i) any misrepresentation or breach of warranty in the Recapitalization Agreement, a claim for which must be made (in most cases) no later than one year after the Closing Date, (ii) the failure to satisfy liabilities assumed by the Company under the Recapitalization Agreement, (iii) nonperformance by IntelliData or IntelliData Holding Corporation, prior to the Recapitalization, or the Company or Holdings, after the Recapitalization, of any obligation to be performed on their respective parts under the Recapitalization Agreement and (iv) any claim by a third party relating to the exercise of the rights granted to the Company under the Trademark Agreement.

  TRW will indemnify Holdings and its subsidiaries against any and all liabilities resulting from (i) any misrepresentation or breach of warranty in the Recapitalization Agreement, a claim for which must be made (in most cases) no later than one year after the Closing Date, (ii) the failure to satisfy liabilities retained by TRW under the Recapitalization Agreement, (iii) nonperformance by TRW or TRW IS&S, prior to the Recapitalization, or TRW, after the Recapitalization, of any obligation to be performed on their respective parts under the Recapitalization Agreement, (iv) any claim that the exercise by the Company of the rights granted to it under the Trademark Agreement infringes any proprietary right of any third party or (v) the failure of TRW to satisfy certain tax liabilities in respect of periods prior to the Closing Date under the Recapitalization Agreement.

STOCKHOLDERS AGREEMENT

  In connection with the Recapitalization, Bain, THL, management, TRW and other investors will enter into a stockholders agreement (the "Stockholders Agreement"), that, among other things, is expected to provide for transfer restrictions on capital stock of Holdings and drag-along rights, registration rights, tag-along rights and preemptive rights for certain stockholders including Bain, THL and TRW. The Stockholders Agreement also is expected to provide that each of Bain and THL will be entitled to designate at least two directors of Holdings and that TRW will be entitled to designate one director of Holdings.

TRADEMARK AGREEMENT

  In connection with the Recapitalization, TRW and the Company will enter into a trademark license agreement (the "Trademark Agreement"). Subject to certain restrictions, the Trademark Agreement permits the Company to (i) use the TRW name in connection with its products and services for two years after the Closing Date and (ii) identify itself for one year after the Closing Date as having formerly been TRW Information Systems & Services. The Trademark Agreement restricts the Company's use of the TRW name and the TRW trademark and service mark and logo associated therewith. See "Risk Factors--Effect of the Recapitalization."

TRANSITION SERVICES AGREEMENT

  An agreement will be entered into by and among Holdings, the Company and TRW which will provide for certain matters relating to the orderly transition of the Company to a stand alone operating entity.

STRUCTURING FEE

  The Company will pay each of Bain and THL a structuring fee of approximately $11 million and reimburse each of Bain and THL for out-of-pocket expenses in consideration of their facilitating the Recapitalization.

MANAGEMENT AGREEMENTS

  After the Closing Date pursuant to a management agreement among Bain, THL and the Company (the "Management Agreement"), Bain and THL will provide management consulting services to the Company for an annual fee of $1.5 million to each plus reimbursement for reasonable out-of-pocket expenditures. The Management Agreement will include customary indemnification provisions in favor of Bain and THL. In addition, if the Company enters into transactions involving at least $25 million per transaction, Bain and THL will each receive a fee in an amount which will approximate 1% of the gross purchase price of the transaction (including assumed debt).

PRIOR RELATIONSHIPS

  The Company has had a number of relationships with TRW which will not continue after the Closing Date. The Company paid corporate allocations to TRW in an aggregate amount of $4.3 million, $4.4 million, $4.9 million and $1.2 million in 1993, 1994, 1995 and in the three months ended March 31, 1996, respectively. Corporate headquarter costs, including, among others, treasury services, tax management, shareholder services and general corporate governance have been allocated by TRW based upon each operating unit's cost of operations. Such services will not be available to the Company from TRW after the Closing Date. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

NONCOMPETITION AGREEMENT

  In connection with the Recapitalization, TRW will enter into a noncompetition agreement with the Company and Holdings, under which TRW, subject to the terms of such agreement, (i) will agree not to compete with the Company in the credit, marketing or real estate information businesses for five years after the Closing Date and (ii) will agree not to use the TRW name and the TRW trademark and service mark and logo associated therewith in connection with a credit, marketing or real estate information business for ten years after the Closing Date.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement
dated      , 1996 (the "Underwriting Agreement"), each of the Underwriters named below has severally agreed to purchase from the Company the respective principal amounts of Notes set forth opposite its name below:

                                                                PRINCIPAL AMOUNT
   UNDERWRITER                                                      OF NOTES
   -----------                                                  ----------------
   Chase Securities Inc........................................   $
   BT Securities Corporation...................................
                                                                  ------------
     Total.....................................................   $300,000,000
                                                                  ============

  The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to approval of certain legal matters by counsel and various other conditions. In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Notes offered hereby if any of the Notes are purchased. The Company has been advised by the Underwriters that they propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus. After the initial public offering, the public offering price may be changed.

  There is currently no established trading market for the Notes, and the Company does not intend to have the Notes listed for trading on any national securities exchange or on any automated dealer quotation system. The Underwriters have advised the Company that they presently intend to make a market in the Notes, but they are not obligated to do so and any such market-making may be discontinued at any time at the sole discretion of any of the Underwriters. Accordingly, no assurance can be given as to the prices or liquidity of, or trading markets for, the Notes.

  IntelliData and IntelliData Holding Corporation have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect hereof.

  Chase Securities Inc. is an affiliate of Chemical Bank, which will be an agent and a lender under the Credit Facilities. BT Securities Corporation is an affiliate of Bankers Trust Company, which will be an agent and a lender under the Credit Facilities. See "Description of Credit Facilities." Chemical Bank and Bankers Trust Company will receive customary fees in connection with the Credit Facilities. Chemical Bank and Bankers Trust New York Corporation (an affiliate of BT Securities Corporation) have agreed to provide up to $300 million of debt financing in connection with the Recapitalization in the event the Offering does not occur.

                                 LEGAL MATTERS

  The validity of the Notes will be passed upon for the Company by Ropes & Gray, Boston, Massachusetts, who have acted as counsel to the Company in connection with the Offering. Certain legal matters regarding the Notes will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

  The combined financial statements and schedule of TRW Information Systems & Services at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.


  The IntelliData, Inc. balance sheet as of June 12, 1996 included in this Prospectus has been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                         INDEX TO FINANCIAL STATEMENTS

FINANCIAL STATEMENTS OF INTELLIDATA, INC.:
Report of Independent Accountants........................................   F-2
Balance Sheet--June 12, 1996.............................................   F-3
Notes to Balance Sheet...................................................   F-4
FINANCIAL STATEMENTS OF TRW INFORMATION SYSTEMS & SERVICES:
Report of Independent Auditors...........................................   F-5
Combined Balance Sheets--December 31, 1994 and 1995......................   F-6
Combined Statements of Earnings--Years ended December 31, 1993, 1994 and
 1995....................................................................   F-7
Combined Statements of Cash Flows--Years ended December 31, 1993, 1994
 and 1995................................................................   F-8
Notes to Combined Financial Statements...................................   F-9
Condensed Combined Balance Sheet--March 31, 1996.........................  F-20
Condensed Combined Statements of Earnings--Three Months ended March 31,
 1995 and 1996...........................................................  F-21
Condensed Combined Statements of Cash Flows--Three Months ended March 31,
 1995 and 1996...........................................................  F-22
Notes to Condensed Combined Financial Statements.........................  F-23

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of IntelliData, Inc.

  In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of IntelliData, Inc. at June 12, 1996 (Inception) in conformity with generally accepted accounting principles. The balance sheet is the responsibility of the Company's management; our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit of the balance sheet in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

/s/ PRICE WATERHOUSE LLP
Boston, Massachusetts

June 12, 1996

                               INTELLIDATA, INC.

                                 BALANCE SHEET

                           JUNE 12, 1996 (INCEPTION)
                           (AMOUNTS IN WHOLE DOLLARS)

Assets:
  Cash.................................................................... $100
                                                                           ----
    Total assets.......................................................... $100
                                                                           ====
Stockholder's Equity:
  Common stock; $.01 par value; 100 shares authorized, issued and out-
   standing............................................................... $  1
  Additional paid-in capital..............................................   99
                                                                           ----
    Total stockholder's equity............................................ $100
                                                                           ====

                           See Notes to Balance Sheet

                               INTELLIDATA, INC.

                            NOTES TO BALANCE SHEET

                           JUNE 12, 1996 (INCEPTION)

1. BASIS OF PRESENTATION

  IntelliData, Inc. (the "Company" or the "Registrant"), a wholly owned subsidiary of IntelliData Holding Corporation, was formed as a Delaware corporation on May 9, 1996 for purposes of filing an initial Registration Statement with the Securities and Exchange Commission. Immediately following issuance of the securities covered by the Registration Statement, the Company will be merged into Information Systems and Services, Inc. which will be a wholly owned subsidiary of IS&S Holdings, Inc. Information Systems and Services, Inc. will survive the merger. The Company has not, and will not, conduct any business activities other than those described above.

2. SIGNIFICANT ACCOUNTING POLICIES

 Cash Equivalents

  The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

                        REPORT OF INDEPENDENT AUDITORS

TRW Inc.

  We have audited the accompanying combined balance sheets of TRW Information Systems & Services as of December 31, 1994 and 1995, and the related combined statements of earnings and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of TRW Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of TRW Information Systems & Services at December 31, 1994 and 1995, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

  As discussed in Note B to the combined financial statements, effective January 1, 1993, TRW Information Systems & Services changed its method of accounting for post-employment benefits.


January 29, 1996                                          /s/ Ernst & Young LLP
Cleveland, Ohio

                       TRW INFORMATION SYSTEMS & SERVICES

                            COMBINED BALANCE SHEETS

                                                              DECEMBER 31
                                                        -----------------------
                                                           1994        1995
                                                        ----------- -----------
                                                        (THOUSANDS OF DOLLARS)
ASSETS
Current assets:
  Cash and cash equivalents............................ $        81 $       865
  Accounts receivable..................................      76,746      86,877
  Prepaid expenses.....................................       9,283      10,438
                                                        ----------- -----------
    Total current assets...............................      86,110      98,180
Property and equipment--net............................      48,013      48,634
Capitalized data files.................................     225,590     216,382
Goodwill...............................................     142,726     140,542
Other intangible assets................................      24,969      38,467
Other assets...........................................       6,316      13,238
                                                        ----------- -----------
    Total assets....................................... $   533,724 $   555,443
                                                        =========== ===========
LIABILITIES AND NET INVESTMENT
Current liabilities:
  Accounts payable..................................... $    19,370 $    27,485
  Other accruals.......................................      28,541      20,053
  Accrued compensation.................................      32,671      34,617
  Deferred revenue and advance billings................      28,132      28,264
                                                        ----------- -----------
    Total current liabilities..........................     108,714     110,419
Long-term liabilities..................................         942       1,839
Minority interest......................................      22,719      24,730
Net investment.........................................     401,349     418,455
                                                        ----------- -----------
    Total liabilities and net investment............... $   533,724 $   555,443
                                                        =========== ===========

                  See notes to combined financial statements.

                       TRW INFORMATION SYSTEMS & SERVICES

                        COMBINED STATEMENTS OF EARNINGS

                                                    YEAR ENDED DECEMBER 31
                                                  ----------------------------
                                                    1993      1994      1995
                                                  --------  --------  --------
                                                    (THOUSANDS OF DOLLARS)
Sales............................................ $486,427  $512,264  $540,159
Cost of sales....................................  259,360   261,021   273,941
                                                  --------  --------  --------
Gross profit.....................................  227,067   251,243   266,218
Administrative and selling expenses..............  140,694   147,284   151,150
Research and development expenses................   11,779    14,817    24,928
Restructuring (income) expense...................    3,600    12,716    (3,317)
TRW corporate general and administrative ex-
 penses..........................................    4,302     4,444     4,826
Minority interest................................    4,327    (2,576)    2,011
Interest expense.................................      174       193       706
Other (income) expense, net......................   10,609   (18,689)     (368)
                                                  --------  --------  --------
Earnings before income taxes and cumulative
 effect of accounting change.....................   51,582    93,054    86,282
Income taxes:
  Current:
    Federal......................................   10,633    31,610    20,342
    State and local..............................      877     2,724     1,689
                                                  --------  --------  --------
                                                    11,510    34,334    22,031
  Deferred:
    Federal......................................    9,654     2,342    11,554
    State and local..............................      639        91       945
                                                  --------  --------  --------
                                                    10,293     2,433    12,499
                                                  --------  --------  --------
                                                    21,803    36,767    34,530
                                                  --------  --------  --------
Earnings before cumulative effect of accounting
 change..........................................   29,779    56,287    51,752
Cumulative effect at beginning of the year of
 change in method of accounting for post-
 employment benefits, net of income taxes of
 $1,200..........................................   (1,761)
                                                  --------  --------  --------
Net earnings..................................... $ 28,018  $ 56,287  $ 51,752
                                                  ========  ========  ========

                  See notes to combined financial statements.

                       TRW INFORMATION SYSTEMS & SERVICES

                       COMBINED STATEMENTS OF CASH FLOWS

                                                    YEARS ENDED DECEMBER 31
                                                   ----------------------------
                                                     1993      1994      1995
                                                   --------  --------  --------
                                                     (THOUSANDS OF DOLLARS)
OPERATING ACTIVITIES
Net earnings.....................................  $ 28,018  $ 56,287  $ 51,752
Adjustments to reconcile net earnings to net cash
 provided by operating activities:
  Cumulative effect of accounting change.........     1,761
  Depreciation and amortization..................    90,444    83,109    79,445
  Gain on sale of product lines..................             (17,728)   (1,257)
  Disposal of intangibles........................               4,681
  Deferred income taxes..........................    (1,934)    2,261    10,589
  Restructuring..................................   (15,196)   (2,549)   (3,039)
  Equity loss in affiliated company..............                         1,000
  Other, net.....................................       652     1,621     3,179
  Changes in operating assets and liabilities,
   net of effect of businesses acquired or sold:
    Accounts receivable..........................    (7,422)   (5,333)  (12,445)
    Prepaid expenses.............................    (3,060)    1,272    (1,155)
    Accounts payable and other accruals..........    43,735    (2,802)    9,041
    Other, net...................................     4,923      (917)      770
                                                   --------  --------  --------
Net cash provided by operating activities........   141,921   119,902   137,880
INVESTING ACTIVITIES
Capital expenditures.............................   (20,232)  (13,374)  (16,968)
Expenditures for intangible assets...............   (48,164)  (61,501)  (64,488)
Proceeds from divestiture........................              12,000     1,025
Acquisitions, net of cash acquired...............              (5,750)     (124)
Proceeds from sale of property and equipment.....       453     1,434       697
Investment in/Advances to affiliated companies...                        (5,389)
Other, net.......................................      (968)    1,753    (1,687)
                                                   --------  --------  --------
Net cash used in investing activities............   (68,911)  (65,438)  (86,934)
FINANCING ACTIVITIES
Net transfers and payments with TRW Inc. ........   (61,292)  (61,334)  (50,068)
Distributions to partners of TRW REDI............   (10,000)   (4,000)
Change in debt...................................      (133)    1,430       (94)
                                                   --------  --------  --------
Net cash used in financing activities............   (71,425)  (63,904)  (50,162)
                                                   --------  --------  --------
(Decrease) increase in cash and cash equiva-
 lents...........................................     1,585    (9,440)      784
Cash and cash equivalents at beginning of year...     7,936     9,521        81
                                                   --------  --------  --------
CASH AND CASH EQUIVALENTS AT END OF YEAR.........  $  9,521  $     81  $    865
                                                   ========  ========  ========

                  See notes to combined financial statements.

                      TRW INFORMATION SYSTEMS & SERVICES

                    NOTES TO COMBINED FINANCIAL STATEMENTS

                       DECEMBER 31, 1993, 1994 AND 1995
                            (THOUSANDS OF DOLLARS)

A. BASIS OF PRESENTATION

  These combined financial statements of TRW Information Systems & Services (TRW IS&S) include: TRW Information Services, TRW Business Credit Services and IS&S Staff, which are divisions of TRW Inc. (TRW); IS&S International, Inc., Hotel Management Inc. and Information Systems and Services, Inc., which are wholly-owned subsidiaries of TRW; and TRW REDI Property Data (TRW REDI), in which TRW owns a 60% partnership interest. All significant intragroup accounts and transactions have been eliminated in combination. The combined financial statements exclude certain operating units historically included in TRW's Information Systems & Services business segment.

  TRW IS&S operates in a single line of business, substantially all of which is domestic--the sale of consumer and business information--organized along three product lines: Consumer Information Services, Business Information Services, and Real Estate Information Services. Consumer Information Services provides consumer credit reports to retailers, financial organizations, and other credit-granting organizations. Business Information Services provides business credit decision support and demographic information for business-to-business credit granting and direct marketing efforts to retailers and other credit-granting organizations. Real Estate Information Services provides property data services and title information services to title companies, appraisers, and real estate brokers.

B. SIGNIFICANT ACCOUNTING POLICIES

 Revenue Recognition

  Revenue is recognized as credit reports are issued or customer inquiries of TRW IS&S' databases are made. Billings to customers prior to the completion of the earnings process are deferred on the balance sheet.

 Cash Equivalents

  For purposes of the statement of cash flows, TRW IS&S considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

 Accounts Receivable

  Credit risk with respect to accounts receivable is concentrated principally with financial institutions, retail organizations, and property data and title information users. Customers are not required to provide collateral. TRW IS&S has established receivable reserves of $4,699 and $4,704 at December 31, 1994 and 1995, respectively.

  Property and equipment--on the basis of cost

                                                               1994     1995
                                                             -------- --------
   Land..................................................... $  1,545 $  1,455
   Buildings................................................   25,188   18,443
   Furniture and fixtures, equipment, and leasehold
    improvements............................................  115,937  124,892
                                                             -------- --------
                                                              142,670  144,790
   Less allowances for depreciation and amortization........   94,657   96,156
                                                             -------- --------
                                                             $ 48,013 $ 48,634
                                                             ======== ========

  Depreciation is computed using the straight-line method over the estimated useful lives of the assets: buildings - 30 years; furniture and fixtures, and equipment - four to ten years; and leasehold improvements - life of the lease.

                      TRW INFORMATION SYSTEMS & SERVICES

B. SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

  Investment

  TRW IS&S has invested in Comcred S.A. de CV ("Comcred"), a start-up Mexican credit data company. TRW IS&S purchased 2,400 shares of Comcred's Series B stock (20% interest) for $750. TRW IS&S has entered into three note agreements which allow Comcred to draw down cash as necessary. As of December 31, 1995, TRW IS&S has principal and interest totaling $4,518 outstanding under the notes. Two of the promissory notes have conversion features which allow TRW IS&S to convert an amount of principal and interest that would result in issuance of an additional 29% of Comcred's total voting securities. TRW IS&S accounts for its investment in Comcred using the equity method of accounting. During 1995, TRW IS&S recorded $1,000 of losses to reflect its estimated share of the inception to date loss of Comcred.

 Intangible Assets

                                                          ACCUMULATED  NET BOOK
                                                   COST   AMORTIZATION  VALUE
                                                 -------- ------------ --------
   December 31, 1994:
     Capitalized data files..................... $436,688   $211,098   $225,590
     Intangibles arising from acquisitions......  164,969     22,243    142,726
     Capitalized software.......................   25,341      8,650     16,691
     Other......................................   15,117      6,839      8,278
                                                 --------   --------   --------
                                                 $642,115   $248,830   $393,285
                                                 ========   ========   ========
   December 31, 1995:
     Capitalized data files..................... $478,977   $262,595   $216,382
     Intangibles arising from acquisitions......  166,289     25,747    140,542
     Capitalized software.......................   40,143     10,503     29,640
     Other......................................   17,558      8,731      8,827
                                                 --------   --------   --------
                                                 $702,967   $307,576   $395,391
                                                 ========   ========   ========

  For the years ended December 31, 1993, 1994 and 1995 amortization expense was $69,098, $65,767 and $63,702, including $3,320, $2,383 and $1,853 for capitalized software, respectively.

  Capitalized Data Files--Costs associated with modifying data files with current data to create updated and new files are capitalized. Purchased data files, with a net book value of $124,267 and $110,831 at December 31, 1994 and 1995, respectively, are amortized by the straight-line method over 15 years, and other capitalized data file information is amortized over three to five years.

  Intangibles Arising from Acquisitions--Intangibles arising from acquisitions prior to 1971 of $24,907 are not being amortized because there is no indication of diminished value. Intangibles arising from acquisitions after 1970 are being amortized by the straight-line method over 40 years.

  Other Intangible Assets--Costs incurred for new software products are charged to research and development expense until technological feasibility is established. Thereafter, certain costs are capitalized. Amortization begins when the product is used in a revenue producing capacity. During 1992, TRW IS&S began development of a new system to provide on-line decision-support services. For the years ended December 31, 1993, 1994 and 1995, charges to research and development expense related to this project were $5,196, $10,682 and $24,322, respectively. During 1994, the project attained technological feasibility and $10,960 and $9,654 were capitalized in 1994 and 1995,

                      TRW INFORMATION SYSTEMS & SERVICES

B. SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

respectively. Initial operation of the system is planned for the second quarter of 1996. Capitalized software is amortized by the straight-line method over three to five years.

  Other intangible assets are being amortized on a straight-line basis over their estimated useful lives, typically no more than seven years. Based upon its most recent analysis, management believes that no material impairment of intangible assets exists at December 31, 1995. Title plants are not amortized.

 Accounting Change

  Effective January 1, 1993, TRW IS&S adopted Statement of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits, which requires accrual of the cost of benefits provided to former or inactive employees after employment but before retirement. TRW IS&S' previous practice was to record the cost of certain of these benefits as incurred.

 Income Taxes

  TRW IS&S, except for TRW REDI, is included in the TRW consolidated tax return. Income taxes have been provided on a separate return basis. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

 Other Matters

  In 1993, other (income) expense includes expense of $10,512 before tax ($6,938 after tax) to write off an intercompany note receivable from TRW RELS.

  In 1993, a reserve of $1,100 before tax ($720 after tax) for employee related benefits for former employees was reversed.

  In 1994, other (income) expense includes a gain of $17,728 before tax ($11,523 after tax) on the sale of Credentials, a direct-to-consumer credit monitoring business.

  In 1995, other (income) expense includes gains of $1,257 before tax ($817 after tax) on the sale of two product lines.

 Pending Accounting Standards

  The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Statement No. 121 establishes accounting standards for determining the impairment of long-lived assets to be held and used, certain identifiable intangibles, and goodwill related to those assets and for long-lived assets and certain identifiable intangibles to be disposed of. TRW IS&S is required to adopt Statement No. 121 during the first quarter of 1996 and it will not have a material effect on the financial condition or results of operations.

                      TRW INFORMATION SYSTEMS & SERVICES

C. NET INVESTMENT

  The net investment account includes transactions of an intercompany nature, related to deferred income taxes, employee benefit plans, other intercompany transactions and the residual net investment balance in TRW IS&S. The following table sets forth the components of net investment recognized in TRW IS&S' balance sheets at December 31, 1994 and 1995.

                                                                1994     1995
                                                              -------- --------
      Net Investment:
       Deferred income taxes--net............................ $ 41,937 $ 54,163
       Payables to other TRW units--net......................   12,954   26,902
       Employee benefit plans................................   16,905   18,369
       Residual TRW net investment...........................  329,553  319,021
                                                              -------- --------
                                                              $401,349 $418,455
                                                              ======== ========

  A summary of the activity in the net investment account is as follows:

                                                   YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1993      1994      1995
                                                  --------  --------  --------
Beginning balance................................ $423,980  $416,457  $401,349
Net earnings.....................................   28,018    56,287    51,752
Net transfers to parent company..................  (61,292)  (60,828)  (62,284)
Net intercompany transactions....................   31,751    (8,167)   27,638
Distribution to majority partner of TRW REDI.....   (6,000)   (2,400)
                                                  --------  --------  --------
Ending balance................................... $416,457  $401,349  $418,455
                                                  ========  ========  ========

                      TRW INFORMATION SYSTEMS & SERVICES

D. EMPLOYEE BENEFIT PLANS

 Pension Plans

  Substantially all TRW IS&S employees, except for employees of TRW REDI, are covered by TRW defined benefit pension plans (noncontributory). Plans for most salaried employees provide pay-related benefits based on years of service. Under TRW's funding policy, annual contributions are made to fund the plans during the participants' working lifetimes, except for nonqualified plans which are funded as benefits are paid to participants. Annual contributions to funded plans have met or exceeded ERISA's minimum funding requirements.

  Employees of TRW IS&S, except for employees of TRW REDI, may participate in a TRW sponsored contributory stock savings plan. TRW matches employee contributions up to 3% of the participant's qualified compensation. TRW contributions are held in an unleveraged employee stock ownership plan.

  TRW REDI sponsors a defined contribution pension plan covering substantially all of its employees. TRW REDI matches employee contributions up to 3% of the participant's qualified compensation.

  TRW allocates pension cost to TRW IS&S on the basis of payroll for funded plans and projected liabilities for unfunded plans. The following is a summary of the components of net periodic pension cost for defined benefit plans and the total cost for the stock savings plan and the defined contribution plan.

                                                    1993     1994      1995
                                                   -------  -------  --------
   Defined benefit plans:
     Service cost-benefits earned during the
      year........................................ $ 2,400  $ 2,809  $  2,620
     Interest cost on projected benefit
      obligation..................................   3,743    4,030     4,045
     Actual (return) loss on plan assets..........  (7,406)     994   (12,624)
     Deferred gain (loss) on plan assets..........   3,024   (6,224)    7,896
     Net amortization and other...................    (455)     (58)      (55)
                                                   -------  -------  --------
   Total pension cost of defined benefit plans....   1,306    1,551     1,882
   Stock savings plan.............................   1,839    1,922     2,219
   Defined contribution plan......................     771      853       790
                                                   -------  -------  --------
                                                   $ 3,916  $ 4,326  $  4,891
                                                   =======  =======  ========

                      TRW INFORMATION SYSTEMS & SERVICES

D. EMPLOYEE BENEFIT PLANS--(CONTINUED)

  The following table sets forth the funded status and amounts recognized in TRW IS&S' balance sheets for its defined benefit pension plans.

                                                               1994     1995
                                                              -------  -------
   Actuarial present value of benefit obligations:
     Vested benefit obligation............................... $31,132  $42,221
                                                              =======  =======
     Accumulated benefit obligation.......................... $36,856  $49,775
                                                              =======  =======
   Projected benefit obligation.............................. $45,678  $62,071
   Plan assets at fair value (primarily listed stocks and
    bonds)...................................................  48,138   60,739
                                                              -------  -------
   Plan assets (less than) in excess of projected benefit
    obligation...............................................   2,460   (1,332)
   Unrecognized net gain.....................................  (4,112)    (943)
   Unrecognized net assets...................................  (1,730)  (1,324)
   Unrecognized prior service cost...........................   1,533    1,070
   Additional minimum liability..............................  (1,102)  (1,055)
                                                              -------  -------
       Net pension (liability) recognized in the balance
        sheet................................................ $(2,951) $(3,584)
                                                              =======  =======

  As of December 31, 1994 and 1995, the discount rate used in determining the actuarial present value of benefit obligations was 8 1/2% and 7%, respectively, and the projected rate of increase in future compensation levels was 3% for 1994 and 4% for 1995. The expected long-term rate of return on assets was 9% for 1994 and 1995.

 Postretirement Benefits Other than Pensions

  A majority of TRW IS&S' retired employees are provided health care and life insurance benefits by TRW. TRW REDI provides no postretirement benefits other than pensions. The health care plans provide for cost sharing, in the form of employee contributions, deductibles, and coinsurance, between TRW IS&S and its retirees. The postretirement health care plan covering a majority of employees who retired since August 1, 1988 limits the annual increase in TRW IS&S' contribution toward the plan's cost to a maximum of the lesser of 50% of medical inflation or 4%. Life insurance benefits are generally noncontributory. TRW IS&S' policy is to fund the cost of postretirement health care and life insurance benefits in amounts determined at the discretion of TRW management. The Plans are currently not prefunded.

  The following table sets forth the funded status and amounts recognized in TRW IS&S' balance sheets at December 31, 1994 and 1995 for its postretirement benefit plans.

                                                              1994      1995
                                                            --------  --------
   Accumulated postretirement benefit obligation:
     Retirees.............................................. $  3,116  $  3,463
     Fully eligible active participants....................      131        42
     Other active participants.............................    6,242     7,262
                                                            --------  --------
                                                               9,489    10,767
   Plan assets at fair value...............................        0         0
                                                            --------  --------
   Accumulated postretirement benefit obligation in excess
    of plan assets.........................................   (9,489)  (10,767)
   Unrecognized net gain...................................   (2,622)   (2,128)
                                                            --------  --------
       Net (liability) recognized in the balance sheet..... $(12,111) $(12,895)
                                                            ========  ========

                      TRW INFORMATION SYSTEMS & SERVICES

D. EMPLOYEE BENEFIT PLANS--(CONTINUED)

  Net periodic postretirement benefit cost includes the following components:

                                                           1993    1994   1995
                                                          ------  ------ ------
   Service cost.......................................... $  481  $  525 $  432
   Interest cost.........................................    785     753    722
   Net amortization and deferral.........................    (88)           (36)
                                                          ------  ------ ------
                                                          $1,178  $1,278 $1,118
                                                          ======  ====== ======

  The discount rate used in determining the accumulated postretirement benefit obligation as of December 31, 1994 and 1995 was 8 1/2% and 7%, respectively. At December 31, 1994, the 1995 annual rate of increase in the per capita cost of covered health care benefits was assumed to be 10% for participants under age 65 and 9% for participants age 65 or older. The rates were assumed to decrease gradually to 6% and 5%, respectively, in the year 2021 and remain at that level thereafter. At December 31, 1995, the 1996 annual rate of increase in the per capita cost of covered health care benefits was assumed to be 10% for participants under age 65 and 9% for participants age 65 or older. The rates were assumed to decrease gradually to 6% and 5%, respectively, in the year 2021 and remain at that level thereafter. A one percent annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation at December 31, 1995 by approximately 8%, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1995 by approximately 9%.

  The change in discount rate and the assumed annual rates of increase in the per capita cost of covered health care benefits at December 31, 1994, reflect higher prevailing interest rates and lower expected medical inflation. The change in discount rate at December 31, 1995, reflects lower prevailing interest rates.

E. INCOME TAXES

  Income taxes differ from the statutory rate principally due to the following:

                                                              1993  1994  1995
                                                              ----  ----  ----
   U.S. statutory income tax rate...........................  35.0% 35.0% 35.0%
   Amortization of intangibles arising from acquisitions....   2.3   1.1   1.3
   State and local income taxes net of federal tax benefit..   2.9   2.9   3.0
   Effect of enacted tax law and tax rate change on
    temporary differences...................................   2.0
   Other....................................................    .1    .5    .7
                                                              ----  ----  ----
     Effective income tax rate..............................  42.3% 39.5% 40.0%
                                                              ====  ====  ====

                      TRW INFORMATION SYSTEMS & SERVICES

E. INCOME TAXES--(CONTINUED)

  The following is a summary of the significant components of TRW IS&S' deferred tax assets and liabilities as of December 31, 1994 and 1995:

                                                          DEFERRED
                                               -------------------------------
                                                 TAX ASSETS    TAX LIABILITIES
                                               --------------- ---------------
                                                1994    1995    1994    1995
                                               ------- ------- ------- -------
   Capitalized data files.....................                 $50,965 $53,564
   Other intangible assets.................... $ 3,030 $ 2,697   5,620  10,392
   Pension and postretirement benefits other
    than pensions.............................   5,134   5,410
   State and local taxes......................   1,268     968   4,529   5,180
   Reserves and accruals......................   3,707   2,113
   Fixed assets...............................   2,572     374
   Other......................................   3,621   3,660     155     249
                                               ------- ------- ------- -------
     Total.................................... $19,332 $15,222 $61,269 $69,385
                                               ======= ======= ======= =======

  Amounts paid to TRW for income taxes in 1993, 1994 and 1995 were $9.1 million, $32.6 million and $22.0 million, respectively.

F. LEASE COMMITMENTS

  TRW IS&S leases certain buildings, offices, computer and office equipment, and automobiles under operating leases. Such leases, some of which are noncancelable and in some cases include renewals, expire at various dates. TRW IS&S pays most maintenance, insurance, and tax expense relating to leased assets. Rental expense for operating leases was $42,000 in 1993 and 1994 and $51,000 in 1995.

  At December 31, 1995, future minimum lease payments for noncancelable operating leases totaled $131,000 and are payable as follows: 1996 - $30,000; 1997 - $21,000; 1998 - $12,000; 1999 - $10,000; 2000 - $9,000; and $49,000
thereafter.

G. ACQUISITIONS

  In 1995, TRW IS&S purchased substantially all of the assets of Professional Real Estate Tax Service, Inc. (PRE) and American Business Corporation (ABC). TRW IS&S issued $1,250 of 8% promissory notes that require payment in 20 equal quarterly installments of principal plus interest on the unpaid principal balance starting October 1, 1995 and ending July 1, 2000. At December 31, 1995, $1,211 is outstanding under the notes. In addition to the promissory notes, TRW IS&S agreed to pay additional consideration as follows: for a period of 120 calendar months, commencing July 1995 and ending July 2005, TRW IS&S shall pay to the seller of PRE and ABC amounts equal to 3% and 7%, respectively, of the monthly gross billable revenues for tax services rendered during such months by PRE and ABC.

  In 1994, TRW IS&S acquired all of the outstanding stock of Rufus S. Lusk & Son, Inc. (Lusk) for $5,750 in a purchase business combination. The estimated excess purchase price of $5,533 has been determined based on the allocation of the purchase price to the assets acquired and liabilities assumed and is being amortized on the straight-line basis over 40 years. The operating results of Lusk are included in the combined statement of earnings from the date of acquisition.

  A note payable was issued to the shareholders of Lusk in connection with the acquisition. The note balance is $925 at December 31, 1995 and bears interest at a variable rate (8.75% at December 31, 1995) and is payable in monthly installments of $42 through October 1997.

                      TRW INFORMATION SYSTEMS & SERVICES

H. DIVESTITURE

  In 1995, TRW IS&S sold the California C&I Business and the C&I Data Extract Business (in certain territories) to COMPS Infosystems, Inc. (COMPS). TRW IS&S retained all liabilities related to the divested businesses. As consideration, TRW IS&S received $225 in cash and promissory notes with a face value of $750. At December 31, 1995, TRW IS&S has a note receivable from COMPS of $425. TRW IS&S recorded a before tax gain on sale of $543.

  In 1995, TRW IS&S sold the Search Access product line for $800 in cash and recorded a before tax gain of $714.

I. RESTRUCTURING

  Prior to 1994, TRW IS&S recognized restructuring and related costs when management and the Board of Directors of TRW approved a formal plan of action to restructure and amounts were reasonably estimable and probable to be paid. At that time, incremental costs directly associated with the restructuring plan were accrued by a charge to operations. Beginning in 1994, restructuring and related costs were recognized in accordance with Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).

  At December 31, 1994 and 1995, other accruals include $10,666 and $2,673, respectively, relating to restructuring reserves:

                                                                  1994    1995
                                                                 ------- ------
   Facilities relocation and lease terminations................. $ 6,664 $1,314
   Employee related costs.......................................   3,724  1,359
   Other........................................................     278
                                                                 ------- ------
                                                                 $10,666 $2,673
                                                                 ======= ======

  In 1994, restructuring expense of $8,800 was recorded to cover the costs of closing, downsizing, and relocating certain facilities and restructuring of the TRW REDI organization. Key elements of the restructuring program, which is expected to be completed in 1997, included termination benefits for approximately 370 employees from throughout the organization, including data entry personnel, supervisors, and management.

  Additional restructuring expense of $3,600 and $3,916 in 1993 and 1994, respectively, principally relates to costs incurred for the relocation of the data center from Orange, California, to Allen, Texas.

  The following summarizes the 1995 restructuring reserve activity:

   Balance at December 31, 1994...................................... $10,666
   Excess reserves returned to profit, resulting principally from cost reimbursements being higher than estimated..................  (3,317)
   Used for intended purpose.........................................  (4,676)
                                                                      -------
   Balance at December 31, 1995...................................... $ 2,673
                                                                      =======

                      TRW INFORMATION SYSTEMS & SERVICES

J. RELATED PARTY TRANSACTIONS

  TRW REDI entered into trademark agreements with its partners, which require the payment to each partner of a fee equal to 1% of the net sales price (as defined) of services sold by TRW REDI for a five year period which commenced September 1, 1991. Expenses under the agreements for the years ended December 31, 1993, 1994 and 1995 were $2,079, $1,945 and $1,845, respectively. At
December 31, 1994 and 1995, $349 and $1,000, respectively, are payable to TRW, and $201 and $199, respectively, are payable to the minority partner of TRW REDI, which represents trademark expense and other obligations of TRW REDI.

  Under the terms of a Cash Management and Loan Agreement with TRW, TRW REDI has an overdraft line of credit of $8,000 to June 30, 1996, reduced to $5,000 to January 1, 1997 and $4,000 to December 1, 1997. The interest rate is the 30-day commercial paper rate plus 1%. The balance outstanding at December 31, 1995 was $4,859.

  Other assets at December 31, 1995 include an investment in VR Limited Partnership ("VRLP") of $195. TRW REDI leases office space from VRLP through an operating lease. During 1994 and 1995, TRW REDI paid rent of $62 and $165, respectively, to VRLP.

  Certain of the units in the combined financial statements participate in TRW's cash management system, under which TRW withdraws daily the unit's cash receipts and covers any disbursements that have cleared the bank.

  TRW Corporate incurs general and administrative expenses that relate to all of TRW's operating units, which are allocated based upon each operating unit's cost of operations. TRW IS&S recorded these expenses with an offsetting entry to the net investment account after related income taxes. Group Staff expenses are included in cost of sales and administrative and selling expenses for financial statement presentation purposes and were $12,405, $11,463 and $10,171 in 1993, 1994 and 1995, respectively.

K. COMMITMENTS AND CONTINGENCIES

  TRW IS&S paid $565 in 1995, which was accrued at December 31, 1994, to settle two shareholder derivative actions. The payment represented plaintiffs' attorneys' fees. The settlement includes the adoption of certain therapeutic measures involving the oversight of the consumer credit reporting business.

  TRW IS&S terminated two credit bureau contracts with certain plaintiffs as a result of a merger. Plaintiffs filed suit alleging that TRW IS&S breached the bureaus' contracts by retaining and using the credit information owned by the bureaus after the contracts expired. TRW IS&S won the liability phase at trial. The judgment was subsequently reversed by the appellate division and the case was remanded for a trial on damages. TRW IS&S has accrued $600 at December 31, 1994 and 1995. Trial is scheduled for June 1996. While the ultimate outcome of the litigation cannot be determined, management does not expect that this matter will have a material adverse effect on the combined financial position of TRW IS&S.

  A plaintiff contends that TRW IS&S breached a commercial lease by failing to restore the premises to its pre-occupancy condition and by holding-over after the termination of the lease. The court found that TRW IS&S breached the lease and that TRW IS&S owed the landlord double rent. The court found in favor of the Plaintiff for $446, including pre-judgment interest, which was accrued at December 31, 1994 and 1995. Plaintiffs have demanded $2,000 to settle. This judgment was affirmed on appeal. TRW IS&S will petition the Supreme Court of New Jersey for review of the judgment.

                      TRW INFORMATION SYSTEMS & SERVICES

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONCLUDED)

K. COMMITMENTS AND CONTINGENCIES--(CONTINUED)

  TRW IS&S is subject to various other legal proceedings and claims that arise in the ordinary course of its business activities. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on the combined financial position or results of operations of TRW IS&S.

L. EVENT SUBSEQUENT TO DATE OF INDEPENDENT AUDITORS REPORT [UNAUDITED]

  In February 1996, TRW entered into an agreement to sell substantially all of TRW IS&S. The sale is subject to corporate and regulatory approval and other conditions. Subsequent to the sale, TRW will maintain 19.6% of the voting power of Holdings.

                       TRW INFORMATION SYSTEMS & SERVICES

                        CONDENSED COMBINED BALANCE SHEET

                                                                      MARCH 31,
                                                                        1996
                                                                     -----------
                                                                     (THOUSANDS
                                                                     OF DOLLARS)
                                                                     (UNAUDITED)
ASSETS
Current assets
  Cash and cash equivalents.........................................  $    355
  Accounts receivable...............................................    93,031
  Prepaid expenses..................................................     9,031
                                                                      --------
    Total current assets............................................   102,417
Property and equipment--net.........................................    48,264
Capitalized data files..............................................   213,299
Goodwill............................................................   139,834
Other intangible assets.............................................    41,643
Other assets........................................................    13,108
                                                                      --------
    Total assets....................................................  $558,565
                                                                      ========
LIABILITIES AND NET INVESTMENT
Current liabilities
  Accounts payable..................................................  $ 19,956
  Other accruals....................................................    21,558
  Accrued compensation..............................................    22,889
  Deferred revenue and advance billings.............................    28,508
                                                                      --------
    Total current liabilities.......................................    92,911
Long-term liabilities...............................................     1,707
Minority interest...................................................    25,094
Net investment......................................................   438,853
                                                                      --------
    Total liabilities and net investment............................  $558,565
                                                                      ========

             See notes to condensed combined financial statements.

                       TRW INFORMATION SYSTEMS & SERVICES

                   CONDENSED COMBINED STATEMENTS OF EARNINGS

                                                          THREE MONTHS ENDED
                                                               MARCH 31,
                                                        -----------------------
                                                           1995        1996
                                                        ----------- -----------
                                                        (THOUSANDS OF DOLLARS)
                                                              (UNAUDITED)
Sales..................................................    $133,752    $143,825
Cost of sales..........................................      69,458      74,253
                                                        ----------- -----------
Gross profit...........................................      64,294      69,572
Administrative and selling expenses....................      38,118      38,081
Research and development expenses......................       2,453       8,296
TRW corporate general and administrative expenses......       1,201       1,224
Minority interest......................................         199         364
Interest expense.......................................         105         255
Other expense, net ....................................         162         724
                                                        ----------- -----------
Earnings before income taxes...........................      22,056      20,628
Provision for income taxes.............................       8,860       8,257
                                                        ----------- -----------
Net earnings........................................... $    13,196 $    12,371
                                                        =========== ===========


             See notes to condensed combined financial statements.

                       TRW INFORMATION SYSTEMS & SERVICES

                  CONDENSED COMBINED STATEMENTS OF CASH FLOWS

                                                        THREE MONTHS ENDED
                                                             MARCH 31,
                                                      ------------------------
                                                         1995         1996
                                                      -----------  -----------
                                                      (THOUSANDS OF DOLLARS)
                                                            (UNAUDITED)
OPERATING ACTIVITIES:
Net cash provided by operating activities............ $    14,207  $     9,812
INVESTING ACTIVITIES:
  Expenditures for intangible assets.................     (13,650)     (15,480)
  Other, net.........................................      (2,194)      (3,808)
                                                      -----------  -----------
Net cash used in investing activities................     (15,844)     (19,288)
FINANCING ACTIVITIES:
  Net transfers and payments with TRW Inc. ..........       1,697        9,106
  Change in debt.....................................        (137)        (140)
                                                      -----------  -----------
Net cash provided by financing activities............       1,560        8,966
                                                      -----------  -----------
Decrease in cash and cash equivalents................         (77)        (510)
Cash and cash equivalents at beginning of period.....          81          865
                                                      -----------  -----------
Cash and cash equivalents at end of period........... $         4  $       355
                                                      ===========  ===========



             See notes to condensed combined financial statements.

                      TRW INFORMATION SYSTEMS & SERVICES

               NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

                            MARCH 31, 1995 AND 1996
                            (THOUSANDS OF DOLLARS)

A. BASIS OF PRESENTATION

  These combined financial statements of TRW Information Systems & Services (TRW IS&S) include: TRW Information Services, TRW Business Credit Services and IS&S Staff, which are divisions of TRW Inc. (TRW); IS&S International, Inc., Hotel Management Inc. and Information Systems and Services, Inc., which are wholly-owned subsidiaries of TRW; and TRW REDI Property Data (TRW REDI), in which TRW owns a 60% partnership interest. All significant intragroup accounts and transactions have been eliminated in combination. The combined financial statements exclude certain operating units historically included in TRW's Information Systems & Services business segment.

  TRW IS&S operates in a single line of business, substantially all of which is domestic--the sale of consumer and business information--organized along three product lines: Consumer Information Services, Business Information Services, and Real Estate Information Services. Consumer Information Services provides consumer credit reports to retailers, financial organizations, and other credit-granting organizations. Business Information Services provides business credit decision support and demographic information for business-to-business credit granting and direct marketing efforts to retailers and other credit-granting organizations. Real Estate Information Services provides property data services and title information services to title companies, appraisers, and real estate brokers.

  The accompanying condensed combined financial statements have been prepared by TRW IS&S without audit; however, in the opinion of TRW IS&S, the accompanying condensed combined financial statements include all adjustments (which are of a normal and recurring nature) necessary for a fair presentation of the results for the interim periods. The condensed combined results for any interim period may not be indicative of the results for the entire year. These interim condensed combined financial statements should be read in conjunction with the financial statements for the years ended December 31, 1993, 1994 and 1995.

B. RECAPITALIZATION TRANSACTION

  As more fully described in "The Recapitalization, Financing and Related Transactions" section of the Registration Statement on Form S-1 of IntelliData, Inc., a Recapitalization Agreement was entered into as of February 9, 1996 among TRW, certain TRW subsidiaries and a Delaware corporation owned by certain Investors, as defined. As a result of the Recapitalization and certain other Transactions, as defined, IntelliData, Inc. will merge into IS&S and is expected to change its name to IntelliData, Inc.

C. INVESTMENT IN COMCRED

  TRW IS&S has invested in Comcred S.A. de CV ("Comcred"), a start-up Mexican credit data company. TRW IS&S purchased 2,400 shares of Comcred's Series B stock (20% interest) for $750. TRW IS&S has entered into three note agreements which allow Comcred to draw down cash as necessary. As of December 31, 1995 and March 31, 1996, TRW IS&S has principal and interest totaling $4,518 and $4,572, respectively, outstanding under the notes. Two of the promissory notes have conversion features which allow TRW IS&S to convert an amount of principal and interest that would result in issuance of an additional 29% of Comcred's total voting securities. TRW IS&S accounts for its investment in Comcred using the equity method of accounting. During the three months ended

                      TRW INFORMATION SYSTEMS & SERVICES

March 31, 1996, the Company provided an allowance of $968, before tax, related to the notes described above. Through March 31, 1996 TRW IS&S has recorded $1,000 of losses reflecting its share of the inception to date losses of Comcred.

D. ACCOUNTING STANDARDS

  The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 (SFAS No. 121), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS No. 121 establishes accounting standards for determining the impairment of long-lived assets to be held and used, certain identifiable intangibles, and goodwill related to those assets and for long-lived assets and certain identifiable intangibles to be disposed of. TRW IS&S adopted the provisions of SFAS No. 121 during the first quarter of 1996 and it did not have an effect on the financial condition or results of operations.

E. COMMITMENTS AND CONTINGENCIES

  TRW IS&S terminated two credit bureau contracts with certain plaintiffs as a result of a merger. Plaintiffs filed suit alleging that TRW IS&S breached the bureaus' contracts by retaining and using credit information owned by the bureaus after the contracts expired. TRW IS&S won the liability phase at trial. The judgment was subsequently reversed by the appellate division and the case was remanded for a trial on damages. As a result, TRW IS&S had accrued $600 as of December 31, 1995 and March 31, 1996. Trial is scheduled for June 1996. While the ultimate outcome of the litigation cannot be determined, management does not expect that this matter will have a material adverse effect on the combined financial position of TRW IS&S.

F. OTHER MATTERS

  In February 1996, TRW entered into an agreement to sell substantially all of TRW IS&S. The sale is subject to corporate and regulatory approval and other conditions. Subsequent to the sale, TRW will maintain 19.6% of the voting power of Holdings.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PRO-SPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY HOLDINGS, THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, SUCH SECURITIES IN ANY CIRCUM-STANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER WILL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COM-PANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                              -------------------

UNTIL    , 1996 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EF-
FECTING TRANSACTIONS IN THE NOTES, WHETHER OR NOT PARTICIPATING IN THIS DIS-TRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- -------------------------------------------------------------------------------
TABLE OF CONTENTS

Available Information.....................................................    2
Prospectus Summary........................................................    3
Risk Factors..............................................................   15
IntelliData, Inc..........................................................   21
The Recapitalization, Financing and Related Transactions..................   21
Use of Proceeds...........................................................   22
Unaudited Pro Forma Capitalization........................................   23
Unaudited Pro Forma Financial Data........................................   24
Selected Historical Combined Financial Data...............................   36
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   38
Business..................................................................   45
Management................................................................   59
Ownership of Capital Stock................................................   64
Description of Notes......................................................   66
Description of Credit Facilities..........................................   95
Certain Relationships and Related Transactions............................   97
Underwriting..............................................................   99
Legal Matters.............................................................  100
Experts...................................................................  100
Index to Financial Statements.............................................  F-1

PROSPECTUS

$300,000,000

INTELLIDATA, INC.

TO BE MERGED INTO

INFORMATION SYSTEMS AND SERVICES, INC.

  % SENIOR SUBORDINATED NOTES DUE 2006



CHASE SECURITIES INC.

BT SECURITIES CORPORATION

   , 1996

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The estimated costs (other than underwriting discounts and commissions) of issuance and distribution of the securities being registered are as follows:

     SEC Registration Filing Fee...................................... $103,449
     NASD Filing Fee..................................................   30,500
     Blue Sky Fee and Expenses........................................    *
     Accounting Fees and Expenses.....................................    *
     Legal Fees and Expenses..........................................    *
     Printing.........................................................    *
     Trustee Fee......................................................    *
     Miscellaneous....................................................    *
                                                                       --------
         Total........................................................ $      *
                                                                       ========

- --------
 *To be completed by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

  Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or (iv) for any transaction from which the director derived an improper personal benefit.

  The Certificate of Incorporation of IntelliData provides that its Directors shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liabilities is not permitted under the Delaware General Corporation Law as in effect at the time such liability is determined. The Certificate of Incorporation of IntelliData further provides that it shall indemnify its directors and officers to the full extent permitted by the laws of the State of Delaware.

  After consummation of the Recapitalization, the Company, as survivor of the IS&S Merger, will be incorporated under the laws of the State of Ohio. Ohio Revised Code Section 1701.13 (E) provides that a corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith or in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

  The Company's Articles of Incorporation will provide the Company with the power to indemnify its present and past directors, officers, employees and agents to the full extent permitted under, and subject to the limitations of, Title 17 of the Ohio Revised Code.

  The Stockholders Agreement is expected to provide for indemnification of each of the Registrant's directors and officers in certain circumstances.

  The Company will purchase a Directors and Officers Liability Insurance Policy for certain losses arising from certain claims and charges, including claims and charges under the Securities Act, which may be made against such persons while acting in their capacities as directors and officers of the Company.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  In May 1996, 100 shares of Common Stock, $.01 par value per share, of the Registrant were sold by the Registrant to IntelliData Holding Corporation for an aggregate offering price of $100.00 in a transaction exempt from the Securities Act pursuant to Section 4(2) thereof.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

  The following exhibits are filed as a part of this Registration Statement.

     EXHIBIT
       NO.     DESCRIPTION
     -------   -----------
       1.1     Form of Underwriting Agreement.*
       2.1     Recapitalization Agreement.*
       3.1     Certificate of Incorporation of the Registrant.
       3.2     Certificate of Amendment to the Certificate of Incorporation.
       3.3     Bylaws of the Registrant.
       4.1     Form of Note (included in Exhibit 4.2 hereto).*
       4.2     Form of Indenture.*
       5.1     Opinion of Ropes & Gray.*
      10.1     Lease and Agreement between Allen Office Investment Limited
                Partnership and TRW Inc.*
      10.2     Form of Credit Facilities*
      12.1     Statement re: Computation of ratios of earnings to fixed charges.
      23.1     Consent of Ropes & Gray (contained in Exhibit 5.1).*
      23.2     Consent of Ernst & Young LLP.
      23.3     Consent of Price Waterhouse LLP.
      24.1     Powers of Attorney (contained on the signature page to this
                Registration Statement).
      25.1     Statement of Eligibility and Qualification of Trustee, on Form T-
                1.*
      27.1     Financial Data Schedule.

- --------
* To be filed by amendment

  (b)Financial Statement Schedules

  The following financial statement schedules not included in the prospectus appear on the following pages of this Registration Statement:

     PAGE   SCHEDULE
     ----   --------
     II-5   Report of Independent Auditors.
     II-6   TRW Information Systems & Services--Valuation Accounts.

  All other schedules are either inapplicable or the information is included in the Financial Statements or the Notes thereto have therefore been omitted.

ITEM 17. UNDERTAKINGS

  (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 17. CONTINUED

  (b) The Company hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at this time shall be deemed to be the initial bona fide offering thereof.

                        REPORT OF INDEPENDENT AUDITORS

TRW Inc.

  We have audited the combined financial statements of TRW Information Systems & Services as of December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, and have issued our report thereon dated January 29, 1996 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of TRW Inc.'s management. Our responsibility is to express an opinion based on our audits.

  In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

January 29, 1996                                          /s/ Ernst & Young LLP
Cleveland, Ohio

                       TRW INFORMATION SYSTEMS & SERVICES

                               VALUATION ACCOUNTS

                  FOR THE THREE YEARS ENDED DECEMBER 31, 1995
                             (THOUSANDS OF DOLLARS)

                                          ADDITIONS
                                    ----------------------
                         BALANCE AT CHARGED TO RECOVERIES  DEDUCTIONS- BALANCE
                         BEGINNING  COSTS AND  ON ACCOUNTS  ACCOUNTS   AT END
                          OF YEAR    EXPENSES  CHARGED OFF CHARGED OFF OF YEAR
                         ---------- ---------- ----------- ----------- -------
Allowance for Doubtful
 Accounts:
  1995..................   $4,699     $4,694        --       $(4,689)  $4,704
                           ======     ======      =====      =======   ======
  1994..................   $4,587     $3,898        --       $(3,786)  $4,699
                           ======     ======      =====      =======   ======
  1993..................   $4,073     $4,514        --       $(4,000)  $4,587
                           ======     ======      =====      =======   ======

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE COMPANY HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BOSTON, THE STATE OF MASSACHUSETTS, ON THIS 17TH DAY OF JUNE, 1996.

                                          IntelliData, Inc.

                                                   /s/ Mark E. Nunnelly
                                          By: _________________________________

                               POWER OF ATTORNEY

  WE, THE UNDERSIGNED OFFICERS AND DIRECTORS OF INTELLIDATA, INC., HEREBY SEVERALLY CONSTITUTE ANTHONY J. DINOVI AND JONATHAN S. LAVINE, AND EACH OF THEM SINGLY, AS OUR TRUE AND LAWFUL ATTORNEYS WITH FULL POWER TO THEM, AND EACH OF THEM SINGLY, TO SIGN FOR US AND IN OUR NAMES IN THE CAPACITIES INDICATED BELOW, THE REGISTRATION STATEMENT FILED HEREWITH AND ANY AND ALL AMENDMENTS TO SAID REGISTRATION STATEMENT (INCLUDING POST-EFFECTIVE AMENDMENTS), AND GENERALLY TO DO ALL SUCH THINGS IN OUR NAME AND BEHALF IN OUR CAPACITIES AS OFFICERS AND DIRECTORS TO ENABLE INTELLIDATA, INC. TO COMPLY WITH THE PROVISIONS OF THE SECURITIES ACT OF 1933, AS AMENDED, AND ALL REQUIREMENTS OF THE SECURITIES AND EXCHANGE COMMISSION, HEREBY RATIFYING AND CONFIRMING OUR SIGNATURES AS THEY MAY BE SIGNED BY OUR SAID ATTORNEYS, OR ANY OF THEM, TO SAID REGISTRATION STATEMENT AND ANY AND ALL AMENDMENTS THERETO.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON THIS 17TH DAY OF JUNE, 1996.

              SIGNATURE                                   TITLE

        /s/ Mark E. Nunnelly                      Director (Principal
- -------------------------------------             Executive) Officer)
          MARK E. NUNNELLY

        /s/ Anthony J. DiNovi                     Director (Principal
- -------------------------------------             Financial and
          ANTHONY J. DINOVI                       Accounting Officer)

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                             DESCRIPTION                            PAGE
 -------                           -----------                            ----
   1.1   Form of Underwriting Agreement.*
   2.1   Recapitalization Agreement.*
   3.1   Certificate of Incorporation of the Registrant.
   3.2   Certificate of Amendment to the Certificate of Incorporation.
   3.3   Bylaws of the Registrant.
   4.1   Form of Note (included in Exhibit 4.2 hereto).*
   4.2   Form of Indenture.*
   5.1   Opinion of Ropes & Gray.*
  10.1   Lease and Agreement between Allen Office Investment Limited
          Partnership and
          TRW Inc.*
  10.2   Form of Credit Facilities*
  12.1   Statement re: Computation of ratios of earnings to fixed
         charges.
  23.1   Consent of Ropes & Gray (contained in Exhibit 5.1).*
  23.2   Consent of Ernst & Young LLP.
  23.3   Consent of Price Waterhouse LLP.
  24.1   Powers of Attorney (contained on the signature page to this
         Registration Statement).
  25.1   Statement of Eligibility and Qualification of Trustee, on Form
         T-1.*
  27.1   Financial Data Schedule.

- --------
* To be filed by amendment